As filed with the Securities and Exchange Commission on February 11, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MarketAxess Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	6211	52-2230784
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

140 Broadway, 42nd Floor

New York, NY 10005
Telephone: (212) 813-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard M. McVey

Chief Executive Officer
MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005
(212) 813-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

Copies to:

Adam J. Kansler, Esq. Brian B. Margolis, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price (1)	Registration Fee

Common stock, par value $0.001 per share	$150,000,000	$19,005

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2004

PROSPECTUS

                             Shares

Common Stock

        MarketAxess Holdings Inc. is offering                      shares of its common stock and the selling stockholders identified in this prospectus are offering an additional                      shares of common stock. MarketAxess will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

      This is the initial public offering of our common stock. The estimated initial public offering price will be between $                    and $           per share.

      Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

		Underwriting		Net Proceeds to
		Discounts and	Net Proceeds to	Selling
	Price to Public	Commissions	MarketAxess	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

      Certain of our selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to            additional shares of our common stock to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of our common stock to investors in New York, New York on                     , 2004.

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Co-Managers

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

UBS Investment Bank

Thomas Weisel Partners LLC

                    , 2004

[GRAPHICS TO FOLLOW BY AMENDMENT]

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	23
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	27
Selected Consolidated Financial and Other Data	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Business	47
Management	63
Certain Relationships and Related Party Transactions	70
Principal and Selling Stockholders	74
Description of Capital Stock	76
Shares Eligible for Future Sale	80
Material United States Federal Income Tax Considerations to Non-U.S. Holders	82
Underwriting	84
Legal Matters	87
Experts	87
Where You Can Find More Information	87
Index To Financial Statements	F-1

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is the most important information about us and this offering in this summary, you should read the entire prospectus carefully, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “MarketAxess” refer to the consolidated operations of MarketAxess Holdings Inc., and its primary operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited.

Our Business

      MarketAxess operates the leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. Our proprietary technology enables us to deliver efficient and reliable price discovery and trade execution services to our institutional investor and broker-dealer clients. We offer institutional fixed-income investors the ability to trade a broad range of credit securities; access to a deep pool of liquidity; the opportunity for price improvement through real-time, competitive price discovery and trade execution; and automated post-trade messaging. We offer broker-dealers a solution that enables them to achieve broader and more efficient distribution, lower their overall transaction costs and increase turnover of their bond inventory relative to traditional bond trading methods.

      Our client base includes 19 of the largest broker-dealers in global fixed-income trading and approximately 575 institutional investor firms, including 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial. Our broker-dealer clients accounted for approximately 98% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 59% of the underwriting of newly-issued European corporate bonds in 2003, and include 9 of the top 10 broker-dealers as ranked by 2003 new-issue underwriting volume of European corporate bonds. We believe these broker-dealers also represent the principal source of secondary market liquidity in such securities, as well as in emerging markets bonds.

      Since the commercial launch of our electronic trading platform in January 2001, we have experienced significant growth in trading volume and strengthened our market position. Our annual trading volume has grown from $11.6 billion in 2001, to $48.4 billion in 2002 and $192.2 billion in 2003, representing a compound annual growth rate, or CAGR, of over 300%. As a result of this growth in trading volume, our revenues have increased from $6.6 million in 2001, to $18.7 million in 2002 and $41.2 million for the nine months ended September 30, 2003, and our net income has increased from a loss of $62.7 million in 2001, to a loss of $32.6 million in 2002 and to income of $4.7 million for the nine months ended September 30, 2003.

Our Market Opportunity

      The global fixed-income market is large and has experienced significant growth in trading volume and amount of debt outstanding over the last several years. In the U.S. fixed-income market, for example, there were approximately $22 trillion of fixed-income securities outstanding, including over $4.3 trillion of U.S. corporate bonds, as of September 30, 2003. We are currently active in three segments of the global fixed-income securities market: U.S. high-grade corporate, European credit and emerging markets. We believe that trading activity in these markets is growing. For example, the average daily trading volume of U.S. corporate bonds grew from $18.9 billion in 2002 (the first calendar year for which such data are available) to $20.7 billion in 2003. We believe the markets in which we are active will continue to grow strongly as a result of many factors, including, among others, improved price transparency, the introduction of centralized electronic marketplaces, growth in credit derivatives, increasing amounts of total debt outstanding, growth of the European Union and the globalization of the world economy.

      Traditionally, bond trading has been a manual process driven by voice communication between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for fixed-income securities, which creates difficulty matching buyers and sellers for particular issues. The lack of a liquid, centralized marketplace results in significant operating costs for both broker-dealers and institutional investors. In the case of broker-dealers, the resulting low inventory turnover significantly increases their credit risk. Likewise, institutional investors may have difficulty locating counterparties for the trades that best match their risk and return objectives and that allow them to better diversify their portfolios. Additionally, the lack of a central facility creates information inefficiencies, as investors lack the consolidated pricing information and analytics that would enable them to determine the best security for their needs and the competitiveness of the prices they are quoted. Furthermore, the traditional trading process entails compliance and regulatory risks and creates multiple opportunities for errors. Broker-dealers and institutional investors spend significant time and money to remedy these inefficiencies.

      Electronic trading has emerged as an appealing alternative to traditional marketplaces due to the efficiencies that it brings to securities markets. In an electronic marketplace, substantially all of the participants’ actions are facilitated through an electronic medium, such as a private electronic network or over the Internet, which reduces the need for face-to-face or voice-to-voice participant interaction. We believe our electronic trading platform has established itself as the leading solution to the shortcomings of traditional corporate and emerging markets bond trading methods.

Our Solution

      We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, European credit securities and emerging markets bonds, provided and updated daily by our broker-dealer clients. Our electronic trading platform is a multi-dealer disclosed counter-party model, which allows institutional investors to view multiple bids and offers from our broker-dealer clients. In contrast to the anonymous trading model, the disclosed model permits each party to know the identity of its counter-party throughout the trading process, thereby combining the strength of existing client/dealer relationships with the efficiency and transparency of an electronic trading platform. Our platform enables institutional investors to instantly direct trade inquiries and negotiations to leading broker-dealers providing liquidity in corporate and emerging markets bonds. Our commingled multi-dealer inventory of bonds includes over 16,000 line items, representing approximately $90 billion in indicative bids and offers. Additionally, investors can search a comprehensive database of U.S. and European corporate bonds to determine the best security for their objectives and directly solicit executable quotes on the security from competing broker-dealers. Corporate BondTickerTM, our information services product, offers a comprehensive set of bond price information and is integrated with our platform, providing professional market participants with an integrated solution with which they can both analyze securities and execute trades.

Our Competitive Strengths

•	Market Leader with Deep Liquidity Pool. Our 2003 trading volume across all of our products was $192.2 billion. Our significant volume, particularly in U.S. high-grade corporate bonds and in European credit securities, combined with the participation on our platform of our broker-dealer and institutional investor clients, attracts client attention and order flow, thereby further increasing liquidity. As broker-dealers and institutional investors increase the proportion of their activity conducted on our platform and as new clients join the platform, we expect our liquidity advantage to continue to increase.

•	Execution Benefits to Institutional Investor Clients. By enabling institutional investors to simultaneously view competing quotes from multiple broker-dealers, our electronic trading platform enhances the likelihood of best price execution and provides a level of price transparency previously unavailable in the marketplace. The improved efficiency we provide also reduces the overall costs to institutional investors by reducing the time and labor required to conduct broad product and price discovery. Our electronic trading platform allows these institutional investors to easily find securities that match their risk and return objectives, and efficiently make changes in asset allocation, thereby enabling them to optimize portfolio performance.

•	Execution Benefits to Broker-Dealer Clients. Our broker-dealer clients achieve broad bond distribution at lower costs, on average, for bonds traded on MarketAxess, as compared to bonds traded through traditional sales channels. They also achieve greater access to institutional investors, many of whom previously may not have been their trading clients. As a result, they can achieve enhanced bond inventory turnover, which may limit credit exposure and enhance overall returns on capital.

•	Improved Trading Accuracy, Efficiency and Compliance. By processing trades electronically, our platform provides an automated audit trail for each stage in the trading cycle, improving risk monitoring and compliance. The automated audit trail, together with the competitive pricing available on our platform, gives fiduciaries the ability to demonstrate best execution. In addition, the ability to automate transaction processing (commonly referred to as straight-through processing, or STP) substantially improves accuracy and efficiency, while reducing costs of trade processing.

•	Robust, Scalable Technology Platform. We have developed proprietary technology that is highly secure and fault-tolerant, and that provides adequate capacity for our current operations and substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

•	Proven Innovator with a Strong Management Team. Since our inception, we have consistently been an innovator in the fixed-income securities markets, introducing new functionality to our platform to meet the needs of broker-dealers and institutional investors. Our management team is comprised of seasoned executives with an average of 20 years’ experience in the securities industry.

Our Strategy

      Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors to enable them to communicate and trade more easily and efficiently. We believe that our strong competitive position, our large, established network of clients and our proven ability to introduce new products and services that anticipate and respond to client needs will enable us to achieve this goal. The key elements of our strategy include:

•	enhance liquidity and broaden our client base in our existing markets;

•	leverage our existing technology and client relationships to expand into new segments of the fixed-income securities market;

•	continue to strengthen and expand our trade-related service offerings;

•	expand our data and information services offerings; and

•	pursue strategic alliances and select acquisitions.

Company Information

      Our business was incorporated in the State of Delaware on April 11, 2000. Our principal executive offices are located at 140 Broadway, 42nd Floor, New York, New York 10005. Our telephone number is (212) 813-6000. The address of our website is www.marketaxess.com. The information contained on our website does not constitute a part of this prospectus.

      We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting® and BondLink®, and have applied for federal registration of the mark ActivesTM. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by MarketAxess	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Non-voting common stock to be outstanding after the offering	shares

Proposed Nasdaq National Market symbol	MKTX

Use of proceeds	For general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to expand our current business through strategic alliances and select acquisitions. See “Use of Proceeds.”

      Except as otherwise indicated, whenever we present the number of shares of our common stock outstanding, we have:

•	based this information on the shares outstanding as of , 2004, excluding:

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock available for issuance under our existing stock option plans; and

•	an additional shares of common stock reserved for issuance under our stock option plan to be adopted in connection with this offering;

•	given effect to a reverse stock split of our common stock to be effected immediately prior to the completion of this offering;

•	given effect to the conversion of our outstanding preferred stock into common stock and non-voting common stock upon completion of this offering; and

•	assumed no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Other Data

     The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

	April 11, 2000
	(date of
	inception)			Nine Months Ended
	through	Year Ended December 31,		September 30,
	December 31,
	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Commissions
U.S. high-grade	$47	$3,392	$13,390	$8,798	$28,918
European credit	—	47	975	545	4,588
Other	—	833	1,190	812	3,604

Total commissions	47	4,273	15,555	10,155	37,110
Information and user access fees	—	13	287	195	782
License fees	—	—	924	858	3,049
Other	1,666	2,313	1,936	913	267

Total revenues	1,713	6,598	18,702	12,121	41,208

Total expenses	18,548	69,262	51,290	36,240	36,466

Net income (loss)	$(16,835)	$(62,663)	$(32,589)	$(24,120)	$4,742

Net loss per common share — basic and diluted(1)	$(2.59)	$(7.76)	$(4.46)	$(3.30)	$(0.40)
Weighted average number of shares of common stock outstanding — basic and diluted	7,490,993	9,312,034	9,870,199	9,882,717	9,858,432

	As of September 30, 2003

		Pro Forma
	Actual	As Adjusted(2)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$28,790	$
Working capital	27,547
Total assets	49,175
Total redeemable convertible preferred stock	157,106	—

	April 11, 2000
	(date of
	inception)			Nine Months Ended
	through	Year Ended December 31,		September 30,
	December 31,
	2000	2001	2002	2002	2003

	(in billions)
Trading Volume Data:
U.S. high-grade	$0.2	$10.1	$39.4	$25.2	$96.2
European credit	—	0.1	4.2	2.4	19.4
Other	—	1.4	4.8	3.1	13.3

Total	$0.2	$11.6	$48.4	$30.8	$129.0

(1)	Includes the effects of dividends accrued on our redeemable convertible preferred stock.

(2)	The pro forma as adjusted balance sheet data give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and shares of non-voting common stock upon the closing of this offering, as well as our receipt of the estimated net proceeds from the sale of shares of our common stock in this offering, at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and the estimated expenses of this offering.

RISK FACTORS

      You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Because we have a limited operating history, it is difficult to evaluate our business and prospects.

      MarketAxess was formed in April 2000 and pilot trading on our electronic trading platform began in October 2000 with the commercial launch of the platform in January 2001. As a result, we have only a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

•	attract and retain broker-dealers and institutional investors on a cost-effective basis;

•	expand and enhance reliable and cost-effective product and service offerings to our clients;

•	respond effectively to competitive pressures;

•	diversify our sources of revenues;

•	maintain adequate control of our expenses;

•	operate, support, expand and develop our operations, website, software, communications and other systems;

•	manage growth in personnel and operations;

•	increase awareness of our brand or market positioning;

•	expand our sales and marketing programs; and

•	respond to regulatory changes or demands.

      If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We have experienced losses and may incur losses in the future.

      Our losses were $16.8 million from the period of inception through December 31, 2000, $62.7 million for the year ended December 31, 2001 and $32.6 million for the year ended December 31, 2002. For the nine months ended September 30, 2002, we reported a loss of $24.1 million and for the nine months ended September 30, 2003, we reported net income of $4.7 million. We expect that our expenses will increase in the near term in order to continue expanding our business and to meet the requirements related to being a public company. We cannot predict whether we will be able to sustain profitability and we may incur losses in future periods. If we are not able to sustain profitability, our stock price may decline.

Neither the sustainability of our current level of business nor our growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

      The use of our electronic trading platform is relatively new. Our business strategy is dependent on the growth of our business. The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform.

Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests which may discourage their use of our platform.

      Our growth is also dependent on our ability to diversify our revenue base going forward. We currently derive a majority of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability.

      Our plans to pursue other opportunities for revenue growth, which we describe in “Business — Our Strategy,” are at an early stage, and we cannot assure you that our plans will be successful or that we will actually proceed with them as described.

We face substantial competition that could reduce our market share and harm our financial performance.

      The fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading business conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

•	other multi-dealer trading companies;

•	market data and information vendors;

•	securities and futures exchanges;

•	inter-dealer brokerage firms;

•	electronic communications networks;

•	technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and

•	other electronic marketplaces that are not currently in the securities business.

      Many of our current and potential competitors are more established and substantially larger than we are, and have substantially greater market presence, as well as greater financial, engineering, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

      Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected. For more information, see “Business — Competition.”

We are dependent on our broker-dealer clients, who are not restricted from buying and selling fixed-income securities directly or through their own proprietary or third-party platforms.

      We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bonds in inventory and responding to investor inquiries. Although each broker-dealer client is currently a party to an agreement with us, the obligations of each broker-dealer under these agreements are minimal.

None of these agreements is exclusive and broker-dealers may terminate such agreements and/or enter into, and in some cases have entered into, similar agreements with our competitors.

      Our broker-dealer clients buy and sell fixed-income securities directly with their clients through traditional trading methods, including telephone conversations, e-mail messaging and other electronic methods of communication. Most of our broker-dealer and institutional investor clients are participants in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or equity holders, and such ventures or newly created ventures may compete with us and our electronic trading platform now and in the future.

      We have historically earned a substantial portion of our commissions from the nine broker-dealer clients that are our stockholders. For the year ended December 31, 2001, 81.2% of our commissions, for the year ended December 31, 2002, 80.0% of our commissions, and for the nine months ended September 30, 2003, 63.2% of our commissions, were generated by these nine broker-dealer clients. Additionally, six of these nine broker-dealer clients — Banc of America Securities, Bear Stearns, Credit Suisse First Boston, Deutsche Bank, JPMorgan and Lehman Brothers — have had a right to appoint a member of our board of directors, which right will terminate upon the consummation of this offering. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. Reduced involvement of these broker-dealer clients after this offering due to their loss of a right to designate a member of our board of directors, or the reduction in the level of their equity ownership due to their selling a portion of their shares of our common stock in this offering, may cause them to reduce or discontinue their use of our electronic trading platform and other services. The loss of, or a significant reduction of, participation on our platform by these broker-dealer clients could have a material adverse effect on our business, financial condition and results of operations.

      Consortia owned by some of our broker-dealer clients have developed electronic trading networks or have announced their intention to explore the development of electronic trading networks. These competing trading platforms may offer some features that we do not currently offer. Furthermore, our broker-dealer clients may in the future continue to make other investments in businesses that may directly or indirectly compete with us, including, either individually or collectively, organizing or investing in a separate company similar to us for the purpose of competing with us or pursuing corporate opportunities that might be attractive to us. Accordingly, there can be no assurance that such broker-dealers’ primary commitments will not be to one of our competitors.

      We cannot assure you that the occurrence of any of the foregoing will not have a material adverse effect on our business, financial condition and results of operations.

The voting power of our common stock will continue to be heavily concentrated in a few of our largest broker-dealer clients or their affiliates, who may have strategic interests that differ from those of our other stockholders.

      Upon completion of this offering, six of our broker-dealer clients or their affiliates will beneficially own, in the aggregate, approximately           % of our outstanding voting common stock (or approximately           % of our voting common stock if the underwriters’ option to purchase additional shares is exercised in full). These broker-dealer clients may have strategic interests that are different than ours or those of our other stockholders. We are not a party to any voting agreement with any of our stockholders, other than voting agreements that terminate upon the closing of this offering, and are not aware of any voting agreements among our broker-dealer clients; however, they may enter into a voting agreement in the future or otherwise vote in a similar manner. To the extent that some or all of these broker-dealer clients or their affiliates vote similarly, they may be able to influence decisions requiring approval by our stockholders. As a result, they or their affiliates may be able to:

•	control the composition of our board of directors through their ability to nominate directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may be beneficial to other stockholders.

Our pricing structure for commissions and fees paid by broker-dealers on our U.S. high-grade corporate bond trading platform could limit our revenues.

      For the year ended December 31, 2002, 71.6% of our revenues, and for the nine months ended September 30, 2003, 70.2% of our revenues, came from the commissions paid directly by broker-dealer clients for secondary trading of U.S. high-grade corporate bonds on our electronic trading platform. We recently offered our broker-dealer clients the opportunity to switch to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading, each of which includes a fixed monthly fee component and a variable fee per trade component. For one of these new transaction fee plans, the aggregate amount of transaction fees payable by a broker-dealer client for U.S. high-grade corporate bond trading is capped on a monthly and an annual basis. While the fee cap is designed to encourage all of our broker-dealer clients to be more active on our electronic trading platform, the fee cap limits the maximum amount of commissions payable to us by our most active broker-dealer clients, which could have a material adverse effect on our business, financial condition and results of operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Revenues — Commissions.”

Decreases in trading volumes or increases in the volatility of prices in the fixed-income markets could harm our business and profitability.

      Declines in the overall volume of fixed-income securities trading and in market liquidity generally result in lower revenues from transaction fees for trades executed on our electronic trading platform and fees from related activities. Although the volume of fixed-income securities traded on our electronic trading platform has been increasing, we may experience significant fluctuations in trading volume in the future. Increases in interest rates, which reduce bond prices, may also have the effect of reducing trading volume on our electronic trading platform. A decline in trading volumes on our platform for any reason would have a material adverse effect on our business, financial condition and results of operations because our revenues are largely variable but a significant portion of our costs is fixed.

      During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors may seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers are less likely to assume the risk of posting prices electronically. Future credit events may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner.

      Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

      Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets.

Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

      We must continue to enhance and improve our electronic trading platform. The electronic securities trading industry is characterized by increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

•	enhance our existing products and services;

•	develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients’ or institutional investor clients’ perspective and in relation to the inquiry functionality of our competitors’ systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

      Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

      We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

      In particular, we depend on a third-party vendor for our reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license us products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

      We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or a deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

      We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

      We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

      In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

      As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

      We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

•	irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;

•	power or telecommunications failures, hardware failures or software errors;

•	human error;

•	the planned transition in 2004 of our trading platform from our current platform to new technology;

•	computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;

•	natural disasters, fires, floods or other acts of God;

•	acts of war or terrorism or other armed hostility; and

•	loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

      In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

•	unanticipated disruptions in service to our clients;

•	slower response times or delays in our clients’ trade execution;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses and liabilities to clients;

•	litigation or other claims against us, including formal complaints with industry regulatory organizations; and

•	regulatory inquiries, proceedings or sanctions.

      Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

      In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

      We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

      Our electronic trading platform involves the storage and transmission of our clients’ proprietary information. The secure transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause broker-dealers and clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

      Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have filed four patent applications covering aspects of our technology and/or business, but can make no assurances that any such patents will issue or, if issued, will protect our business and processes from competition. Additionally, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

      We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

      In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increase, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlap. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend;

•	prevent us from operating our business, or portions of our business;

•	cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporate the challenged intellectual property;

•	require us to redesign our products or services, which may not be feasible;

•	result in significant monetary liability;

•	divert management’s attention and resources; and

•	require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

      We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to enter into additional marketing and strategic alliances or if our current strategic alliances are not successful, we may not maintain the current level of trading or generate increased trading on our trading platform.

      From time to time, we may enter into strategic alliances that will enable us to enter new markets, provide products or services that we do not currently offer or otherwise enhance the value of our platform to our clients.

      Entering into joint ventures and alliances entails risks, including:

•	difficulties in developing and expanding the business of newly formed joint ventures;

•	exercising influence over the activities of joint ventures in which we do not have a controlling interest; and

•	potential conflicts with or among our joint venture or alliance partners.

      We cannot assure you that we will be able to enter into strategic alliances on terms that are favorable to us, or at all. These arrangements may not generate the expected number of new clients or increased trading volume we are seeking. Unsuccessful joint ventures or alliances could have a material adverse effect on our business, financial condition and results of operations.

We may acquire or invest in other businesses, products or technologies; if we do, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

      If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

•	we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that the economic conditions underlying our acquisition decision change;

•	we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;

•	we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

•	there may be client confusion if our services overlap with those of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	an acquisition may result in litigation from terminated employees or third parties; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

If we experience significant fluctuations in our operating results or fail to meet revenues and earnings expectations, our stock price may fall rapidly and without advance notice.

      Due to our limited operating history, our evolving business model and the unpredictability of our industry, we may experience significant fluctuations in our operating results. We base our current and future expense levels and our investment plans on estimates of future revenues and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenues fall short of our expectations.

      Our revenues and operating results may also fluctuate due to other factors, including:

•	our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealers and clients;

•	our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;

•	changes in our pricing policies, including our recent introduction of fee arrangements with our broker-dealer clients relating to U.S. high-grade corporate bond trading that include a cap;

•	the introduction of new features to our electronic trading platform;

•	rate of expansion and effectiveness of our sales force;

•	new product and service introductions by our competitors;

•	fluctuations in overall market trading volume;

•	technical difficulties or interruptions in our service;

•	general economic conditions in our geographic markets;

•	additional investment in our services or operations; and

•	regulatory compliance costs.

      As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

      Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, our Chief Executive Officer and Chairman of our board of directors. The terms of Mr. McVey’s employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options. Any loss or interruption of Mr. McVey’s services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

      We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with extensive experience in designing and developing software and Internet-related services, qualified programmers, technicians and senior sales executives.

      The market for qualified personnel has grown more competitive in recent periods as electronic commerce has experienced growth. Domestic and international labor markets have tightened in concert with the continuing recovery in general economic conditions. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our common stock after this offering may adversely affect our ability to attract or retain key employees. Furthermore, proposed changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company.

      We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

      The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

      Most aspects of our broker-dealer subsidiaries are highly regulated, including:

•	the way we deal with our clients;

•	our capital requirements;

•	our financial and regulatory reporting practices;

•	required record-keeping and record retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.

      We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in the NASD and registration as a broker-dealer.

      Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

      Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the Securities and Exchange Commission to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material.

      As an enterprise founded and historically controlled by broker-dealer competitors, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. In November 2000, we received a Civil Investigative Demand from the U.S. Department of Justice in connection with the Antitrust Division’s investigation of electronic bond and other consortia trading systems. After compliance with all information requests, we have received no further notice or inquiry from the U.S. Department of Justice. As the use of our electronic trading platform grows and represents a greater share of the trading volume of fixed-income securities, the risk that other regulatory investigations could commence in the future increases. Additionally, the involvement of individuals affiliated with certain of our broker-dealer clients on our board of directors and as stockholders may subject us to increased regulatory scrutiny of our business. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position. The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

Because we expect to continue to expand our operations outside of the United States, we may face special economic and regulatory challenges that we may not be able to meet.

      We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the securities trading industry, which is heavily regulated in many jurisdictions outside the United States. These risks include:

•	less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;

•	difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

•	the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

•	difficulties in staffing and managing foreign operations;

•	fluctuations in exchange rates;

•	reduced or no protection for intellectual property rights;

•	seasonal reductions in business activity; and

•	potentially adverse tax consequences.

      Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

      Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs primarily through equity financing from certain of our broker-dealer clients, our acquisition of Trading Edge, Inc. and, most recently, internally generated funds. Although we believe that our available cash resources, together with the proceeds of this offering, will be sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

•	support more rapid growth of our business;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary companies or technologies;

•	enter into strategic alliances;

•	increase the regulatory net capital necessary to support our operations; or

•	respond to unanticipated capital requirements.

      We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. Our existing investors, including our broker-dealer clients and their affiliates, have no obligation to make further investments in us, and we do not anticipate that they will do so. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act of 2002 and Nasdaq rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

      These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Nasdaq rules also require that a majority of our board of directors and all of certain sub-committees of the board of directors consist of independent directors. We cannot assure you that we will be able to expand our board of directors to include a majority of independent directors in a timely fashion to comply with the requirements of these rules.

We are subject to the risks of litigation and securities laws liability.

      Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not continue to increase, we will not be able to achieve our business objectives.

      The success of our business plan depends on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Weak economic conditions in the United States and in the other countries and geographic areas in which we offer our services may negatively impact our business.

      In recent years, the United States and other international markets in which we offer our services have experienced a significant economic downturn. In addition, the United States and other countries in which we offer our services have recently suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions. An economic downturn may impact our ability to maintain profitability by negatively affecting demand for our services.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

      The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	economic and political conditions in the United States and elsewhere;

•	adverse market conditions, including unforeseen market closures or other disruptions in trading;

•	concerns over inflation and weakening consumer confidence levels;

•	the availability of cash for investment by mutual funds and other wholesale and retail investors;

•	the level and volatility of interest and foreign currency exchange rates; and

•	legislative and regulatory changes.

      Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Risks Related to This Offering

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance. There can be no assurance that you will be able to sell your shares at or above the initial public offering price.

      There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

      In the past several years, technology stocks listed on the Nasdaq National Market have experienced unprecedented levels of high volatility and significant declines in values from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to:

•	price and volume fluctuations in the overall stock market;

•	significant volatility in the market price and trading volume of financial services companies generally or electronic trading companies in particular;

•	actual or anticipated variations in our earnings or operating results;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers or our significant stockholders.

      In addition, if the market for technology stocks, financial services stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

The concentration of our capital stock ownership upon the completion of this offering may limit your ability to influence corporate matters.

      We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately           % of our voting common stock outstanding after this offering. As a result, these stockholders, if acting together, will be able to control matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Of our total outstanding shares of common stock,                     , or           %, are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, regardless of our operating performance.

      After this offering, we will have outstanding                      shares of common stock. Of these shares, the                      shares sold in this offering will be freely tradeable except for any shares held by our “affiliates” as that term is used in Rule 144 of the Securities Act. The remaining                      shares will become available for resale in the public market at various times in the future. This information is summarized in the chart below.

% of Total Shares
Number of Shares	Outstanding	Date of Availability for Resale into the Public Market

Immediately.
180 days after the date of this prospectus due to agreements these stockholders have with the underwriters or with us. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time without prior notice.
After 180 days after the date of this prospectus, in compliance with the requirements of the federal securities laws.

      In addition,                      shares of our common stock are reserved for issuance pursuant to outstanding options,                      shares of our common stock are reserved for issuance pursuant to outstanding warrants and                      shares of our common stock are available for grant under our existing stock plans as of                     , 2004. If issued or granted, these shares of our common stock will become eligible for sale in the public market once permitted by the provisions of various lock-up agreements and Rule 144, as applicable.

      If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

You will incur immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

      Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed offering price of $          per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $          per share. If outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

We do not expect to pay any dividends for the foreseeable future.

      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will have broad discretion over the use of the proceeds to us from this offering.

      We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management, subject to the approval of our board of directors in limited circumstances, regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for potential strategic alliances or select acquisitions, we have not allocated these net proceeds for specific purposes. Pending application of these uses, we intend to use the net proceeds to purchase short-term marketable securities. Investors in this offering will need to rely on the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. We cannot assure you that management will use these funds in a manner that you would approve.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock, the price of our common stock could decline.

      The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

      Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. For more information, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other similar expressions and comparable terminology. These expressions and terminology relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding our industry. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of $                     million, assuming an initial public offering price of $          per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares being sold by the selling stockholders or from the exercise by the underwriters, in whole or in part, of their over-allotment option.

      We presently intend to use a portion of the proceeds for general corporate purposes, including working capital and capital expenditures. We also believe opportunities may exist to expand our current business through strategic alliances and select acquisitions, and we may utilize a portion of the proceeds for such purposes.

      Pending such uses, we intend to invest the net proceeds of this offering in short-term, marketable securities.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, and capitalization as of September 30, 2003:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and shares of non-voting common stock upon the closing of this offering, as well as our receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

      The number of shares of common stock outstanding as of September 30, 2003 excludes:

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock available for issuance under our existing stock option plans; and

•	an additional shares of common stock reserved for issuance under our stock option plan to be adopted in connection with this offering.

      This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

	As of September 30,
	2003

		Pro Forma
	Actual	as Adjusted

	(in thousands)
Cash and cash equivalents	$11,722	$

Redeemable Convertible Preferred Stock:
Series A redeemable convertible preferred stock, $0.01 par value; actual — 1,822,785 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	24,000
Series C redeemable convertible preferred stock, $0.01 par value; actual — 607,595 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	10,500
Series D redeemable convertible preferred stock, $0.01 par value; actual — 200,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	5,000
Series E redeemable convertible preferred stock, $0.01 par value; actual — 1,215,190 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	25,500
Series F redeemable convertible preferred stock, $0.01 par value; actual — 1,126,219 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	45,049
Series G redeemable convertible preferred stock, $0.01 par value; actual — 100,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	3,500
Series H redeemable convertible preferred stock, $0.01 par value; actual — 65,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	2,925
Series I redeemable convertible preferred stock, $0.01 par value; actual — 300,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	8,400
Accrued dividends on redeemable convertible preferred stock	32,232
Stockholders’ equity (deficit):
Series B convertible preferred stock, $0.01 par value; actual — 175,443 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	2
Preferred Stock, $0.01 par value; actual — no shares authorized, issued or outstanding; pro forma as adjusted — shares authorized and no shares issued or outstanding	—
Voting common stock, $0.001 par value; actual — 120,000,000 shares authorized and 7,586,220 shares issued and outstanding; pro forma as adjusted — shares authorized and shares issued and outstanding	8
Non-voting common stock, $0.001 par value; actual — 405,060 shares authorized, issued and outstanding; pro forma as adjusted — shares authorized and shares issued and outstanding	—
Warrants; actual — 15,023,900 shares authorized, 13,648,900 issued and outstanding; pro forma as adjusted — shares authorized, issued and outstanding	14,429
Additional paid-in-capital	4,217
Unearned compensation	(32)
Receivable for common stock subscribed	(1,042)
Accumulated deficit	(139,577)
Accumulated other comprehensive income	10

Total stockholders’ equity (deficit)	(121,987)

Total capitalization	$35,622	$

DILUTION

      Our pro forma net tangible book value as of September 30, 2003 was approximately $                     million, or approximately $           per share. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma tangible net worth (pro forma total tangible assets less total liabilities) by the number of shares of our common stock outstanding after giving pro forma effect to the conversion of each outstanding share of convertible preferred stock into ten shares of common stock upon the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of                     shares offered hereby at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of September 30, 2003 would have been $          , or $           per share. This represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2003	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table sets forth, on a pro forma basis as of September 30, 2003, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $           per share:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

      The foregoing tables and calculations assume no exercise of any stock options or warrants outstanding as of September 30, 2003. Specifically, these tables and calculations exclude:

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock available for issuance under our existing stock option plans; and

•	an additional shares of common stock reserved for issuance under our stock option plan to be adopted in connection with this offering.

      To the extent that any of these options or warrants is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The selected statement of operations data for the period from April 11, 2000 (date of inception) through December 31, 2000, and for each of the years in the two-year period ended December 31, 2002 and the selected balance sheet data as of December 31, 2001 and 2002 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2000 have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 2002 and 2003, and the balance sheet data as of September 30, 2003, are derived from unaudited financial statements included in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on substantially the same basis as the audited financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read these selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those statements included in this prospectus.

	April 11, 2000
	(date of
	inception)			Nine Months Ended
	through	Year Ended December 31,		September 30,
	December 31,
	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Commissions
U.S. high-grade	$47	$3,392	$13,390	$8,798	$28,918
European credit	—	47	975	545	4,588
Other	—	833	1,190	812	3,604

Total commissions	47	4,273	15,555	10,155	37,110
Information and user access fees	—	13	287	195	782
License fees	—	—	924	858	3,049
Other	1,666	2,313	1,936	913	267

Total revenues	1,713	6,598	18,702	12,121	41,208

Expenses
Employee compensation and benefits	5,862	23,534	23,097	15,449	18,562
Depreciation and amortization	1,446	5,127	6,658	4,993	3,638
Technology and communications	2,304	5,240	3,943	2,858	3,455
Professional and consulting fees	5,005	12,903	4,699	3,384	3,047
Warrant-related expense(1)	15	5,874	6,330	4,645	2,210
Marketing and advertising	235	1,780	2,588	1,953	1,665
Moneyline revenue share	—	408	708	440	1,298
Restructuring charges	—	8,244	(674)	(568)	—
General and administrative	3,681	6,153	3,941	3,087	2,593

Total expenses	18,548	69,262	51,290	36,240	36,466

Net income (loss)	$(16,835)	$(62,663)	$(32,589)	$(24,120)	$4,742

Net loss attributable to common stockholders per common share — basic and diluted(2)	$(2.59)	$(7.76)	$(4.46)	$(3.30)	$(0.40)

Weighted average shares used to compute net loss attributable to common stockholders per common share — basic and diluted	7,490,993	9,312,034	9,870,199	9,882,717	9,858,432

(1)	Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The total number of shares underlying the warrant is 15,000,000. While the warrant is expensed each quarter at fair market value, this is a non-cash expense that fluctuates with the underlying price of our common stock. The final share allocations under the warrant program will occur on March 1, 2004. Accordingly, after the three months ending March 31, 2004, we will no longer record any expenses related to this warrant.

(2)	Includes the effects of dividends accrued on our redeemable convertible preferred stock.

	As of December 31,			As of
				September 30,
	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,927	$37,200	$23,806	$28,790
Working capital	43,395	29,447	18,686	27,547
Total assets	55,532	56,042	39,437	49,175
Total redeemable convertible preferred stock	67,555	128,647	148,449	157,106

	April 11, 2000
	(date of			Nine Months
	inception)	Year Ended		Ended
	through	December 31,		September 30,
	December 31,
	2000	2001	2002	2002	2003

	(in billions)
Trading Volume Data:
U.S. high-grade	$0.2	$10.1	$39.4	$25.2	$96.2
European credit	—	0.1	4.2	2.4	19.4
Other	—	1.4	4.8	3.1	13.3

Total	$0.2	$11.6	$48.4	$30.8	$129.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      MarketAxess operates the leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. Our proprietary technology enables us to deliver efficient and reliable price discovery and trade execution services to our institutional investor and broker-dealer clients. We offer institutional fixed-income investors the ability to trade a broad range of credit securities; access to a deep pool of liquidity; the opportunity for price improvement through real-time, competitive price discovery and trade execution; and automated post-trade messaging. We offer broker-dealers a solution that enables them to achieve broader and more efficient distribution, lower their overall transaction costs and increase turnover of their bond inventory relative to traditional bond trading methods.

      MarketAxess was formed in April 2000, and pilot trading on our fully disclosed multi-dealer platform began in October 2000. We launched trading on our electronic platform in January 2001 with eight broker-dealer clients. Since that time, our broker-dealer clients have grown to include 19 of the world’s leading securities firms. Our broker-dealer clients currently are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia. We have approximately 575 institutional investor clients in the U.S. and Europe. These include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds.

      In March 2001, we acquired Trading Edge, Inc. (Trading Edge), the operator of an anonymous trading platform for U.S. corporate and emerging markets bonds. In August 2001, our U.K. subsidiary, MarketAxess Europe Limited (MarketAxess Europe), began operations with secondary trading in U.S. dollar-denominated and Euro-denominated European corporate bonds.

      In February 2002, we reorganized into MarketAxess Holdings Inc., a holding company that operates primarily through two operating subsidiaries, MarketAxess Corporation and MarketAxess Europe. These subsidiaries are registered as broker-dealers with applicable market regulators in the U.S. and the U.K., respectively.

      We launched our information service, Corporate BondTickerTM, in July 2002. Corporate BondTicker combines National Association of Securities Dealers, Inc. (NASD) Trade Reporting and Compliance Engine (TRACE) data with MarketAxess tools to provide trading professionals, research firms, rating and news agencies, and other market participants with a comprehensive set of corporate bond information.

      We have been funded by nine of our 19 broker-dealer clients through purchases of equity securities, primarily convertible preferred stock, for a total purchase price of $79.8 million. In addition, we acquired cash and investments at fair value totaling $36.4 million in connection with the acquisition of Trading Edge. As of September 30, 2003, we had cash, cash equivalents and short-term investments totaling $28.8 million. We have no outstanding debt.

      We have experienced rapid growth in the volume of trades executed on our platform since commercial operations commenced in January 2001. Our quarterly trading volume increased from $1.3 billion in the first quarter of 2001 to $58.2 billion in the third quarter of 2003. Our total trading volume increased from $30.8 billion for the nine months ended September 30, 2002 to $129.0 billion for the nine months ended September 30, 2003.

Revenues

      We derive our revenues from commissions from trades executed on our platform, information and user access fees, license fees and other income.

      For the year ended December 31, 2002, 83.2% of our commissions, and for the nine months ended September 30, 2003, 90.1% of our commissions were generated by our broker-dealer clients for trades on our electronic trading platform. For the year ended December 31, 2002, 80.0% of our commissions, and for the nine months ended September 30, 2003, 63.2% of our commissions were generated by the nine broker-dealer clients that are our stockholders. We intend to continue to diversify our revenue base. As we continue to expand our service offerings, we believe that there will be more opportunities for us to generate revenues from all of our trading and information services clients.

Commissions

      Commissions are generally calculated as a percentage of notional dollar volume of bonds traded on our platform and vary based on the type and the maturity of the bond traded.

      Prior to August 2003, all of our broker-dealer clients operated under a standard transaction fee plan for the secondary trading of U.S. high-grade corporate bonds. Under this plan, there is no fixed monthly fee and no cap on the aggregate amount of commissions payable by a broker-dealer client. In August 2003, we offered our broker-dealer clients the opportunity to switch from the standard transaction fee plan to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading. These plans have a two-year term, which commenced on either August 1, 2003 or September 1, 2003. The plans differ in their fixed monthly fees, amount of variable fees per trade, and fee caps:

•	Plan 1: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds, which provides us with a recurring revenue stream. In exchange for paying the fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in the standard fee plan. There is no cap on the aggregate commissions payable by the broker-dealer client under this plan.

•	Plan 2: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds that is higher than that in Plan 1. In exchange for paying the higher fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in Plan 1, and the commissions payable by the broker-dealer client are capped on a monthly and an annual basis.

      Broker-dealer clients who selected either Plan 1 or Plan 2 for U.S. high-grade corporate bond trading have the opportunity to switch to the other transaction fee plan in the second year. Currently, twelve broker-dealers are operating under Plan 1, two are operating under Plan 2 and four are operating under our standard transaction fee plan.

      The fee cap of Plan 2 sets an upper limit on the potential revenues for U.S. high-grade corporate bond trading from our broker-dealer clients that select that transaction fee plan. We believe that Plan 2 is well suited for our most active broker-dealer clients and it is designed to encourage more trading volume on our platform.

      On our European platform, each product traded carries a broker-dealer transaction fee based on a fee schedule tied to the type and the maturity of the bond traded. This fee schedule applies a tiered fee structure, which reduces the fees per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and does not carry a fixed monthly fee or fee cap.

      Distinct fee structures are in effect for transactions in emerging markets and new issues traded on our platform. Broker-dealer clients pay a transaction fee for emerging markets transactions based on the type and the amount of the security traded. Broker-dealer clients pay a fee for new-issue transactions that is based on the allocation amount and a percentage of the selling concession paid by the issuer to our broker-dealer client.

Information and User Access Fees

      Information and user access fees consist of information services fees and monthly user fees. We generate information services fees from sales of data to our broker-dealer clients, institutional investor clients, data-only subscribers and bulk data recipients. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client’s users. To encourage institutional investor clients to execute trades on our U.S. high-grade corporate bond platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

License Fees

      License fees consist of fees received from broker-dealer clients. In the agreements with our broker-dealer clients, we agree to provide access to our trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in MarketAxess, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs we incur to enable a broker-dealer to begin using our platform. The license fee is recognized in the first three months of the agreement in the estimated amount of the set-up costs that we incur and we amortize the remaining amount over the initial term of the agreement, which is generally three years.

Other

      Other revenues consist of income earned on our investments as well as insurance settlements received in 2002 in relation to the effects of the September 11, 2001 terrorist acts. We generate interest income through the investment of our excess cash in U.S. Treasury obligations and money market instruments.

Expenses

Employee Compensation and Benefits

      Employee compensation and benefits is our most significant expense and includes employee salaries, bonuses, related employee benefits and payroll taxes. Salaries and benefits typically account for approximately 64% of our total employee compensation and benefits expense. Many employees receive bonuses based on our overall operating results as well as their individual performance. These bonuses vary from year to year and have a significant impact on our employee compensation and benefits expense. Increases in the number of our employees and cost increases affecting employee-provided benefit plans also drive changes in this expense.

Depreciation and Amortization

      Depreciation and amortization expense results from the depreciation of fixed assets, which consist of computer hardware, furniture and fixtures, and the amortization of software, capitalized software development costs and leasehold improvements. We depreciate our fixed assets and amortize our capitalized software development costs on a straight-line basis over a three-year period. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement and the remaining term of the lease. Our depreciation and amortization expense varies from year to year due to new asset purchases and assets that become fully depreciated during the year.

Technology and Communications

      Technology and communications expense consists primarily of costs relating to the amortization of licenses for software used in our trading platform, maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. We amortize software licenses and maintenance agreements relating to hardware and software over the term of these agreements, which is generally one year. Maintenance agreements for our computer hardware are in place to ensure that we receive technical service from the vendor in the event of a malfunction. We enter into software maintenance agreements to ensure that we have access to the latest versions of the software we use. All of our broker-dealer clients have dedicated T-1 lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur. The number of users accessing our trading and information services products affects our technology and communications expense.

Professional and Consulting Fees

      Professional and consulting fees consist primarily of fees paid to consultants for services provided for the development and enhancement of our trading platform and information services products and, to a lesser extent, accounting and legal fees.

Warrant-Related Expense

      Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The warrant program was put in place in April 2000 and was designed to motivate broker-dealers to trade on our platform.

      The total number of shares underlying the warrant is 15,000,000. The warrant program was split between a U.S. portion and a European portion under which the amount of shares underlying the warrant to be allocated in each three-month period was fixed. Allocation of the shares underlying the warrant among the six broker-dealer clients was based on a pre-determined formula, which measured each broker-dealer’s share of commissions paid to us either on our U.S. or European platform for that three-month period compared to the total commissions paid to us by these six broker-dealer clients on such platform for such period.

      All shares allocated under the warrant program are expensed each quarter at fair market value in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock Based Compensation” (SFAS No. 123). We determine the fair market value of the shares issuable upon exercise of the warrant using the Black-Scholes option-pricing model. The final share allocations under the warrant program will occur on March 1, 2004. Accordingly, after the three months ending March 31, 2004, we will no longer record any expenses related to this warrant. Please refer to “Critical Accounting Estimates” for more information.

Marketing and Advertising

      Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions. Also included in this expense are travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

Moneyline Revenue Share

      Moneyline revenue share expense consists of expenses incurred pursuant to our agreement with Moneyline Network, Inc. (Moneyline), an independent technology and data company, which assisted us in the development of our U.S. high-grade corporate bond and European trading platforms. Pursuant to the agreement, a revenue share is paid quarterly to Moneyline based on a percentage of revenues generated on our U.S. high-grade corporate bond and European trading platforms, after deduction of identified development costs. We are in the process of transitioning to new internally-developed software for our U.S. high-grade corporate bond platform during the first half of 2004 and for our European bond platform during the second half of 2004, at which time the Moneyline revenue share expense will cease.

Restructuring Charges

      Restructuring charges relate to losses incurred on facilities that were subleased, employee severance costs and the termination of municipal bond trading.

General and Administrative

      General and administrative expense consists primarily of occupancy and utilities, general travel and entertainment, staff training and various state franchise and U.K. value-added taxes.

Net Operating Loss Carryforwards

      We have net operating loss carryforwards as of September 30, 2003 of $119.5 million that may be used, subject to pertinent tax provision limitations, to reduce income taxes payable in future years. The utilization of the portion of these loss carryforwards attributable to Trading Edge will be subject to significant annual limitations as a result of an “ownership change” under the Internal Revenue Code upon our acquisition of that company in March 2001. In addition, the utilization of our loss carryforwards may be subject to further annual limitations as a result of ownership changes in prior years as well as upon completion of this offering. Annual limitations may result in the expiration of loss carryforwards prior to utilization.

Critical Accounting Estimates

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

      On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Warrant

      From our inception, we have allocated shares of common stock issuable upon exercise of a warrant to certain of our broker-dealer clients on a quarterly basis. Allocations are based on a percentage of the total quarterly commissions generated either on our U.S. or our European trading platform by broker-dealer clients eligible for the warrant pool.

      We account for this warrant in accordance with SFAS No. 123. Expense is recognized on the measurement date based on the fair market value of the shares of common stock underlying the warrant. Fair market value is determined using the Black-Scholes option-pricing model. This pricing model requires the following inputs: (1) our underlying stock price; (2) the historic volatility of the underlying stock; (3) the expiration date of the warrant; (4) the risk-free rate of return; and (5) dividend payments on our stock. The underlying stock price has been obtained using independent third-party valuations. For the stock volatility factor, we use a weighted average over a one-year period of the NASD 100 index. We determine the risk-free rate of return based on the interest rate of a U.S. government obligation with the same term to maturity as the exercise period of the warrant at the time of issuance. The expiration date of the warrant is November 30, 2008, and we have assumed no dividend payments on our common stock. The final share allocations under the warrant program will occur on March 1, 2004. Accordingly, after the three months ending March 31, 2004, we will no longer record any warrant-related expense.

Stock-based employee compensation

      During the years ended December 31, 2001 and 2002 and for the nine-month period ended September 30, 2003, we have accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123. In accordance with APB No. 25, compensation expense is not recognized for stock awards that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting schedule. Our employee option grants usually vest over a three-year period from the date of issuance.

      Had we adopted SFAS No. 148, “Accounting for Stock-Based Compensation Transactions and Disclosure,” to expense the fair value of an employee grant over the appropriate vesting period, we would have incurred stock-based employee compensation expense of $447,000 for the year ended December 31, 2001, $278,000 for the year ended December 31, 2002 and $284,000 for the nine months ended September 30, 2003.

Goodwill

      SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized, but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. We adopted SFAS No. 142 on January 1, 2002.

      In accordance with SFAS No. 142, we used a third party to test goodwill impairment resulting from the acquisition of Trading Edge for the years ended December 31, 2001 and December 31, 2002. We will once again use a third party to review potential goodwill impairment for the year ended December 31, 2003. If the third party review determines that goodwill has potentially been impaired, we will evaluate such result and as appropriate will record the related expense during the three months ended December 31, 2003. As of September 30, 2003, the value of our acquired goodwill was $322,000.

Revenue recognition

      We recognize revenues relating to broker-dealer license fees in the first three months of the applicable agreement in the estimated amount of the setup costs incurred, and the remaining amount is amortized over the initial term of the agreement, which is generally three years.

      Where a dealer has selected Plan 2 of the new transaction fee plans for secondary U.S. high-grade corporate bond trading, the U.S. high-grade commissions that they pay are capped at $500,000 per month and $4.8 million per year. If the commission paid by a dealer in any one quarter measured from the effective date of the agreement exceeds $1.2 million, the excess commission over $1.2 million is reserved and only recorded as revenue when the year-to-date commissions generated by the broker-dealer either reach the annual $4.8 million cap or fall below a year-to-date quarterly average of $1.2 million.

Key Performance Indicators

      The following tables provide the notional value of bonds traded on our platform for each of the periods presented:

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2002	2002	2002	2002	2003	2003	2003

	(in billions)
U.S. high-grade	$7.1	$8.6	$9.6	$14.2	$21.0	$31.3	$43.9
European credit	0.6	1.0	0.8	1.8	4.3	6.1	9.1
Other	0.7	0.9	1.5	1.6	3.6	4.5	5.2

Total	$8.3	$10.5	$11.9	$17.7	$28.9	$41.9	$58.2

				Nine Months
	April 11, 2000	Year Ended		Ended
	(date of inception)	December 31,		September 30,
	through
	December 31, 2000	2001	2002	2002	2003

	(in billions)
U.S. high-grade	$0.2	$10.1	$39.4	$25.2	$96.2
European credit	—	0.1	4.2	2.4	19.4
Other	—	1.4	4.8	3.1	13.3

Total	$0.2	$11.6	$48.4	$30.8	$129.0

      For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at the exchange rates prevailing on the day the transactions were executed.

Results of Operations

      The following tables present our consolidated operating results expressed in U.S. dollars and as a percentage of total revenues for each of the periods presented:

	April 11, 2000			Nine Months Ended
	(date of inception)	Year Ended December 31,		September 30,
	through
	December 31, 2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except share and per share data)
Revenues
Commissions
U.S. high-grade	$47	$3,392	$13,390	$8,798	$28,918
European credit	—	47	975	545	4,588
Other	—	833	1,190	812	3,604

Total commissions	47	4,273	15,555	10,155	37,110
Information and user access fees	—	13	287	195	782
License fees	—	—	924	858	3,049
Other	1,666	2,313	1,936	913	267

Total revenues	1,713	6,598	18,702	12,121	41,208

Expenses
Employee compensation and benefits	5,862	23,534	23,097	15,449	18,562
Depreciation and amortization	1,446	5,127	6,658	4,993	3,638
Technology and communications	2,304	5,240	3,943	2,858	3,455
Professional and consulting fees	5,005	12,903	4,699	3,384	3,047
Warrant-related expense(1)	15	5,874	6,330	4,645	2,210
Marketing and advertising	235	1,780	2,588	1,953	1,665
Moneyline revenue share	—	408	708	440	1,298
Restructuring charges	—	8,244	(674)	(568)	—
General and administrative	3,681	6,153	3,941	3,087	2,593

Total expenses	18,548	69,262	51,290	36,240	36,466

Net income (loss)	$(16,835)	$(62,663)	$(32,589)	$(24,120)	$4,742

(1)	Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The total number of shares underlying the warrant is 15,000,000. While the warrant is expensed each quarter at fair market value, this is a non-cash expense that fluctuates with the underlying price of our common stock. The final share allocations under the warrant program will occur on March 1, 2004. Accordingly, after the three months ending March 31, 2004, we will no longer record any expenses related to this warrant.

	April 11, 2000
	(date of
	inception)	Year Ended		Nine Months Ended
	through	December 31,		September 30,
	December 31,
	2000	2001	2002	2002	2003

	(unaudited)
Revenues
Commissions
U.S. high-grade	3%	51%	72%	73%	70%
European credit	0	1	5	4	11
Other	0	13	6	7	9

Total commissions	3%	65%	83%	84%	90%
Information and user access fees	0	0	2	2	2
License fees	0	0	5	7	7
Other	97	35	10	8	1

Total revenues	100%	100%	100%	100%	100%

Expenses
Employee compensation and benefits	342%	357%	124%	127%	45%
Depreciation and amortization	84	78	36	41	9
Technology and communications	134	79	21	24	8
Professional and consulting fees	292	196	25	28	7
Warrant-related expense	1	89	34	38	5
Marketing and advertising	14	27	14	16	4
Moneyline revenue share	0	6	4	4	3
Restructuring charges	0	125	(4)	(5)	0
General and administrative	215	93	21	25	6

Total expenses	1,083%	1,050%	274%	299%	88%

Net income (loss)	(983)%	(950)%	(174)%	(199)%	12%

Segment Results

      As an electronic, multi-dealer to client platform for trading fixed-income securities, our operations constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Overview

      For the nine months ended September 30, 2003, net income increased by $28.9 million to $4.7 million compared to a net loss of $24.1 million for the comparable period in 2002. This increase was primarily due to an increase in total revenues by $29.1 million or 240.0% to $41.2 million for the nine months ended September 30, 2003 from $12.1 million for the nine months ended September 30, 2002. This increase in total revenue was primarily due to the growth in the total volume of bonds traded on our platform, which grew 318.8% to $129.0 billion for the nine months ended September 30, 2003 compared to $30.8 billion for the comparable period in 2002. Total expenses increased by $226,000 or 0.6% to $36.5 million for the nine months ended September 30, 2003 from $36.2 million for the comparable period in 2002. For the nine months ended September 30, 2003, our total expenses increased due to increases in employee compensation, technology and communications, and Moneyline revenue share, offset by decreases in warrant-related expense and in depreciation and amortization expense, in each case when compared to the comparable period in 2002.

Revenues

      Commissions. Total commissions increased by $27.0 million or 265.4% to $37.1 million for the nine months ended September 30, 2003 from $10.2 million for the comparable period in 2002. This increase was primarily due to increases in the amount of U.S. high-grade commissions and European credit commissions. U.S. high-grade commissions increased by $20.1 million or 228.7% to $28.9 million for the nine months ended September 30, 2003 from $8.8 million for the comparable period in 2002. European credit commissions increased by $4.0 million or 741.4% to $4.6 million for the nine months ended September 30, 2003 from $545,000 for the comparable period in 2002. These increases were primarily due to an increase in transaction volume generated by new and existing clients.

      Information and user access fees. Total information and user access fees increased by $587,000 or 301.4% to $782,000 for the nine months ended September 30, 2003 from $195,000 for the comparable period in 2002. This increase was primarily due to $541,000 in information services fees received for the nine months ended September 30, 2003 following the launch of our Corporate BondTicker service in July 2002. No information-related fees were generated for the comparable period in 2002, as the firm started charging clients for the Corporate BondTicker service in November 2002.

      License fees. Total license fees increased by $2.2 million or 255.5% to $3.0 million for the nine months ended September 30, 2003 from $858,000 for the comparable period in 2002. This increase was primarily due to the six new broker-dealer clients that joined the platform between October 1, 2002 and September 30, 2003.

      Other. Other revenues decreased by $646,000 or 70.8% to $267,000 for the nine months ended September 30, 2003 from $913,000 for the comparable period in 2002. This decrease was due to a decline in interest income caused by a reduction in our average cash balances and a decline in interest rates received on U.S. Treasury securities and money market deposits during the period, and the non-recurring insurance settlement of $200,000 received in April 2002.

Expenses

      Employee compensation and benefits. Employee compensation and benefits expense increased by $3.1 million or 20.1% to $18.6 million for the nine months ended September 30, 2003 from $15.4 million for the comparable period in 2002. This increase was primarily due to the addition of new employees to support our growth, Moneyline consultant staff that became full-time employees and an increase in performance-based bonuses. Total employees increased to 145 as of September 30, 2003, from 130 as of the comparable date in 2002. As a percentage of total revenues, employee compensation and benefits expense decreased to 45.0% for the nine months ended September 30, 2003 from 127.5% for the comparable period in 2002. We expect this expense to continue to decline as a percentage of total revenues as we continue to grow our business.

      Depreciation and amortization. Depreciation and amortization expense decreased by $1.4 million or 27.1% to $3.6 million for the nine months ended September 30, 2003 from $5.0 million for the comparable period in 2002. This decrease was primarily due to the fact that $8.5 million of our fixed assets became fully depreciated during 2003. As a percentage of total revenues, depreciation and amortization expense decreased to 8.8% for the nine months ended September 30, 2003, from 41.2% for the comparable period in 2002.

      Technology and communications. Technology and communications expense increased by $597,000 or 20.9% to $3.5 million for the nine months ended September 30, 2003 from $2.9 million for the comparable period in 2002. This increase was primarily due to the additional costs relating to licenses, maintenance, production data feeds and hosting, all associated with the growth in volume traded on our platform. As a percentage of total revenues, technology and communications expense decreased to 8.4% for the nine months ended September 30, 2003 from 23.6% for the comparable period in 2002.

      Professional and consulting fees. Professional and consulting fees decreased by $337,000 or 10.0% to $3.0 million for the nine months ended September 30, 2003 from $3.4 million for the comparable period in 2002. This decrease was primarily due to the fact that certain Moneyline consultant staff became full-time employees in May 2003. As a percentage of total revenues, professional and consulting fees decreased to 7.4% for the nine months ended September 30, 2003 from 27.9% for the comparable period in 2002.

      Warrant-related expense. Warrant-related expense decreased by $2.4 million or 52.4% to $2.2 million for the nine months ended September 30, 2003 from $4.6 million for the comparable period in 2002. This decrease was primarily due to the U.S. portion of the warrant program becoming fully allocated on January 31, 2003, offset in part by increases in the value of the warrant.

      Marketing and advertising. Marketing and advertising expense decreased by $288,000 or 14.7% to $1.7 million for the nine months ended September 30, 2003 from $2.0 million for the comparable period in 2002. This decrease was primarily due to reduced advertising in 2003. As a percentage of total revenues, this expense decreased to 4.0% for the nine months ended September 30, 2003 from 16.1% for the comparable period in 2002.

      Moneyline revenue share. Moneyline revenue share expense increased by $858,000 or 194.9% to $1.3 million for the nine months ended September 30, 2003 from $440,000 for the comparable period in 2002. This increase was primarily due to our increased trading volume and the resultant increase in commissions. As a percentage of total revenues, Moneyline revenue share expense decreased to 3.1% for the nine months ended September 30, 2003 from 3.6% for the comparable period in 2002.

      Restructuring charges. For the nine months ended September 30, 2002, a restructuring charge of $568,000 recorded in the year ended December 31, 2001 was determined not to be required and was reversed.

      General and administrative. General and administrative expense decreased by $494,000 or 16.0% to $2.6 million for the nine months ended September 30, 2003, from $3.1 million for the comparable period in 2002. This decrease was primarily due to a $318,000 decrease in occupancy costs due to the sub-leasing of unneeded facilities. As a percentage of total revenues, general and administrative expense decreased to 6.3% for the nine months ended September 30, 2003 from 25.5% for the comparable period in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

      Our operations for the year ended December 31, 2002 resulted in a net loss of $32.6 million compared to a net loss of $62.7 million for the year ended December 31, 2001. This substantial reduction in our loss is attributable to a combination of increased revenue and reduced expenses. Total revenues increased by $12.1 million or 183.4% to $18.7 million for the year ended December 31, 2002 from $6.6 million for the year ended December 31, 2001. Our increased revenues were primarily due to increases in trading volume and the resultant increase in commissions. Total expenses decreased by $18.0 million or 25.9% to $51.3 million for the year ended December 31, 2002 from $69.3 million for the year ended December 31, 2001. Expenses were reduced primarily because of a reversal of a portion of previously-recorded restructuring costs and a reduction in professional and consulting fees.

Revenues

      Commissions. Total commissions increased by $11.3 million or 264.1% to $15.6 million for the year ended December 31, 2002 from $4.3 million for the year ended December 31, 2001, primarily as a result of increased trading volume of U.S. high-grade corporate bonds by our new and existing broker-dealer and institutional investor clients.

      Information and user access fees. Information and user access fees increased by $274,000 to $287,000 for the year ended December 31, 2002 from $13,000 for the year ended December 31, 2001. The increase was primarily due to recording a full year of user access fees, which increased by $270,000 for the year ended December 31, 2002.

      License fees. Total license fees were $924,000 for the year ended December 31, 2002. We did not receive any license fees from our broker-dealer clients in the year ended December 31, 2001.

      Other. Other revenues decreased by $378,000 or 16.3% to $1.9 million for the year ended December 31, 2002 from $2.3 million for the year ended December 31, 2001. This decrease was primarily due to a decline in interest income caused by a reduction in our average cash balances of $23.8 million to $26.9 million for the year ended December 31, 2002 from $50.8 million for the year ended December 31, 2001. This was partially offset by a non-recurring insurance settlement and a New York State disaster recovery grant totaling $1.1 million that we received during 2002.

Expenses

      Employee compensation and benefits. Employee compensation and benefits expense decreased by $436,000 or 1.9% to $23.1 million for the year ended December 31, 2002 from $23.5 million for the year ended December 31, 2001. This decrease was primarily due to costs we incurred in 2001 associated with a staff reduction. These costs did not recur in 2002.

      Depreciation and amortization. Depreciation and amortization expense increased by $1.5 million or 29.9% to $6.7 million for the year ended December 31, 2002 from $5.1 million for the year ended December 31, 2001. This increase was primarily due to increased costs of $1.4 million related to the development of our trading platform and the inclusion of a full year of depreciation for assets acquired in the Trading Edge acquisition in March 2001.

      Technology and communications. Technology and communications expense decreased by $1.3 million or 24.7% to $3.9 million for the year ended December 31, 2002 from $5.2 million for the year ended December 31, 2001. This decrease was primarily due to cost savings we realized after closing Trading Edge data centers in 2001.

      Professional and consulting fees. Professional and consulting fees decreased by $8.2 million or 63.6% to $4.7 million for the year ended December 31, 2002 from $12.9 million for the year ended December 31, 2001. This decrease was primarily due to a $5.9 million reduction in investment banking fees, which were paid in 2001 for investment banking services in connection with the acquisition of Trading Edge. These expenses did not recur in 2002. We elected to expense these fees rather than capitalize them.

      Warrant-related expense. Warrant-related expense increased by $457,000 or 7.8% to $6.3 million for the year ended December 31, 2002 from $5.9 million for the year ended December 31, 2001. This increase was primarily due to the commencement of the European portion of the warrant program in March 2002.

      Marketing and advertising. Marketing and advertising expense increased by $808,000 or 45.4% to $2.6 million for the year ended December 31, 2002 from $1.8 million for the year ended December 31, 2001. This increase was primarily due to expenses we incurred for print and other advertising used to promote our electronic trading platform.

      Moneyline revenue share. Moneyline revenue share expense increased by $300,000 or 73.5% to $708,000 for the year ended December 31, 2002 from $408,000 for the year ended December 31, 2001. This increase resulted from the increase in the volume of trades and commissions in 2002.

      Restructuring charges. For the year ended December 31, 2001, we incurred a restructuring charge of $8.2 million relating to losses incurred on facilities that were subleased, employee severance costs and the termination of municipal bond trading. In 2002, $674,000 of this restructuring charge was determined not to be required and was reversed.

      General and administrative. General and administrative expense decreased by $2.2 million or 35.9% to $3.9 million for the year ended December 31, 2002 from $6.2 million for the year ended December 31, 2001. This decrease was due to a combination of factors, including reductions in 2002 in travel and rent expenses as well as the non-recurrence of a disaster recovery expense we incurred in 2001 following the September 11, 2001 terrorist acts and the resulting market disruption.

Year Ended December 31, 2001 Compared to the Period from April 11, 2000 (date of inception) through December 31, 2000

Overview

      MarketAxess was formed in April 2000, pilot trading on our platform began in October 2000 and commercial launch took place in January 2001. Total revenues increased by $4.9 million, or 285.2% to $6.6 million for the year ended December 31, 2001 from $1.7 million for the period from April 11, 2000 (date of inception) through December 31, 2000. Interest income received on cash balances was the main revenue source for the period from April 11, 2000 (date of inception) through December 31, 2000. Total expenses increased by $50.7 million or 273.4% to $69.3 million for the year ended December 31, 2001 from $18.5 million for the period from April 11, 2000 (date of inception) through December 31, 2000. Our major expenses for the year ended December 31, 2000 were employee compensation and benefits, professional and consulting fees, technology and communications, and general and administrative costs relating to our start-up costs and development of our trading platform.

Revenues

      Commissions. Total commissions increased to $4.3 million for the year ended December 31, 2001 from $47,000 for the period from April 11, 2000 (date of inception) through December 31, 2000.

      Information and user access fees. Information and user access fees increased to $13,000 for the year ended December 31, 2001 from no revenue for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was due to user access fees that were charged once trading operations began in January 2001.

      License fees. No license fees were received from broker-dealer clients for the period from April 11, 2000 (date of inception) through December 31, 2000 or for the year ended December 31, 2001.

      Other. Other revenues increased by $647,000 or 38.8% to $2.3 million for the year ended December 31, 2001 from $1.7 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to an increase of $600,000 in interest income. The increase in interest earned was due to larger average cash balances that we invested in U.S. government securities and money market instruments.

Expenses

      Employee compensation and benefits. Employee compensation and benefits expense increased by $17.7 million or 301.5% to $23.5 million for the year ended December 31, 2001 from $5.9 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to expanded staff expenses needed for development of our trading platform, and increased staff added upon the acquisition of Trading Edge.

      Depreciation and amortization. Depreciation and amortization expense increased by $3.7 million or 254.5% to $5.1 million for the year ended December 31, 2001 from $1.4 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to depreciation of the cost of computer hardware and software, as well as the amortization of leasehold improvements and goodwill from our acquisition of Trading Edge.

      Technology and communications. Technology and communications expense increased by $2.9 million or 127.4% to $5.2 million for the year ended December 31, 2001 from $2.3 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to increases in amortization of software licenses, maintenance agreements and communications equipment necessary for the development of our trading platform and related services. After the acquisition of Trading Edge, we had three data centers, which added to these expenses in 2001.

      Professional and consulting fees. Professional and consulting fees increased by $7.9 million or 157.8% to $12.9 million for the year ended December 31, 2001 from $5.0 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to investment banking fees of $5.9 million incurred in our acquisition of Trading Edge in 2001.

      Warrant-related expense. Warrant-related expense increased to $5.9 million for the year ended December 31, 2001 from $15,000 for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to inception of the warrant program for eligible broker-dealer clients on the U.S. platform in February 2001.

      Marketing and advertising. Marketing and advertising expense increased by $1.5 million or 658.7% to $1.8 million for the year ended December 31, 2001 from $235,000 for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to the effort made to promote our company and to attract broker-dealers and institutional investors to our trading platform.

      Moneyline revenue share. Moneyline revenue share expense was $408,000 for the year ended December 31, 2001. Under the terms of our revenue sharing agreement with Moneyline, no payments were due for the period from April 11, 2000 (date of inception) through December 31, 2000.

      Restructuring charges. For the year ended December 31, 2001, we incurred a restructuring charge of $8.2 million relating to losses incurred on facilities that were subleased, employee severance costs and the termination of municipal bond trading. There was no such charge for the period from April 11, 2000 (date of inception) through December 31, 2000.

      General and administrative. General and administrative expense increased by $2.5 million or 67.1% to $6.2 million for the year ended December 31, 2001 from $3.7 million for the period from April 11, 2000 (date of inception) through December 31, 2000. This increase was primarily due to an increase in occupancy expenses of $2.3 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000, due to the expansion of our office space in New York, as well as assumption of leases held by Trading Edge in Santa Monica, California and Washington, D.C.

Quarterly Results of Operations

      Our quarterly results have varied significantly as a result of:

•	changes in trading volume due to market conditions;

•	changes in trading volume due to a decrease in the number of trading days in certain quarters as well as due to seasonality effects caused by slow-downs in trading activity during certain periods;

•	non-recurring revenues relating to an insurance settlement and New York State disaster recovery grant relating to the September 11, 2001 terrorist acts and non-recurring expenses relating to the Trading Edge acquisition;

•	increases in the number of our broker-dealer and institutional investor clients using our trading platform as well as increased usage by existing clients; and

•	expansion of the products we offer to our clients.

      The following table sets forth certain unaudited consolidated quarterly income statement data for the seven quarters ended September 30, 2003. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our consolidated financial statements and related notes, included in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2002	2002	2002	2002	2003	2003	2003

	(unaudited)

	(in thousands)
Revenues
Commissions
U.S. high-grade	$2,624	$2,986	$3,188	$4,592	$6,958	$9,803	$12,157
European credit	124	227	195	430	1,009	1,465	2,114
Other	148	252	411	379	888	1,277	1,439

Total commissions	2,896	3,465	3,794	5,400	8,855	12,544	15,710
Information and user access fees	53	52	89	92	122	268	391
License fees	42	42	774	66	1,679	838	533
Other	225	484	204	1,023	86	91	90

Total revenues	3,216	4,043	4,862	6,581	10,743	13,741	16,724

Expenses
Employee compensation and benefits	5,536	4,687	5,226	7,649	6,003	6,240	6,319
Depreciation and amortization	1,648	1,662	1,683	1,665	1,464	1,127	1,046
Technology and communications	851	1,092	915	1,086	1,099	1,204	1,152
Professional and consulting fees	1,306	1,218	860	1,315	1,249	1,033	765
Warrant-related expense	1,068	1,892	1,686	1,686	974	618	618
Marketing and advertising	618	881	453	635	558	557	551
Moneyline revenue share	123	152	165	267	371	448	478
Restructuring charges	—	—	(568)	(107)	—	—	—
General and administrative	1,173	1,028	886	854	750	890	953

Total expenses	12,322	12,612	11,306	15,050	12,467	12,117	11,882

Net income (loss)	$(9,106)	$(8,569)	$(6,444)	$(8,469)	$(1,724)	$1,624	$4,842

Liquidity and Capital Resources

      We expect to use the net proceeds from this offering, our available cash and anticipated future cash flows to fund currently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months.

      Cash, cash equivalents and short-term investments totaled $37.2 million at December 31, 2001 and $23.8 million at December 31, 2002. At September 30, 2003, cash, cash equivalents and short-term investments totaled $28.8 million, compared to $25.4 million at September 30, 2002. The changes in the balance were the result of capital and general corporate expenditures. We do not invest in equities or corporate fixed-income securities. To limit our exposure to foreign currency fluctuations from our U.K. Subsidiaries, we use foreign currency forward contracts in which we sell Pounds Sterling and buy U.S. dollars for forward settlement.

      Other current assets, consisting of securities provided as collateral for various obligations, accounts receivable and prepaid expenses totaled $3.6 million at December 31, 2001 and $7.6 million at December 31, 2002. At September 30, 2003, other current assets totaled $13.9 million.

      We have no long-term or short-term debt and do not maintain bank lines of credit. Our contingent liabilities and commitments consist of our non-cancelable leases for office space. As of September 30, 2003, the minimum rentals under our leases, net of sublease income, are as follows:

Year Ended December 31,	Minimum Rentals

2003	$1.8 million
2004	1.9 million
2005	2.0 million
2006	1.4 million
2007	1.3 million
Thereafter through 2011	3.5 million

Total	$11.9 million

      The standby letters of credit used as security for these long-term leases and our foreign currency forward contracts are collateralized by U.S. Treasury securities with a fair value of $3.2 million. Maturing U.S. Treasury securities are replaced as they mature to continually collateralize the letters of credit.

      We incur capital expenditures associated with purchased and internally developed software as well as purchased equipment. Capital expenditures were $5.6 million for the year ended December 31, 2001, $2.4 million for the year ended December 31, 2002 and $2.4 million for the nine months ended September 30, 2003.

      We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next twelve months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings will result in dilution to our stockholders. Any debt financings may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

      Our two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe, are registered broker-dealers in the U.S. and the U.K., respectively. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The U.S. and the U.K. regulations prohibit a registered broker-dealer from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification or approval from its principal regulator. The capital structures of our broker-dealer subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. As of September 30, 2003, MarketAxess Corporation had net capital of $10.3 million, which was $9.8 million in excess of its required minimum net capital of $523,000. MarketAxess Europe had financial resources, as defined by the FSA, of $2.8 million, which was $2.0 million in excess of its required financial resources of $842,000.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk represents interest rate risk relating to the money market instruments and U.S. Treasury obligations in which we invest. We do not invest in equities or corporate fixed-income securities. We do not maintain an inventory of bonds that are traded on our platform, nor do we act as principal to the bond transactions completed on our platform.

Interest Rate Risk

      Our interest income from money market instruments and U.S. Treasury obligations was $2.3 million for the year ended December 31, 2001 and $743,000 for the year ended December 31, 2002. For the nine months ended September 30, 2003, we earned interest income of $267,000, compared to $613,000 earned during the comparable period in 2002. Fluctuations in interest income are attributable to changes in our cash balances or holdings of U.S. Treasury securities and fluctuations in interest rates received on those balances or securities.

Derivative Risk

      Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiaries, MarketAxess Europe and MarketAxess Leasing. As of September 30, 2003, the notional value of our foreign currency forward contracts was $3.9 million, with an unrealized loss of $45,000. We do not speculate in any derivative instruments.

Contractual Obligations and Commitments

      The following table summarizes our contractual arrangements as of December 31, 2002, after giving effect to the conversion of our redeemable convertible preferred stock upon the completion of this offering:

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Operating leases	$11,812	$1,753	$5,282	$2,686	$2,092
Foreign currency forward contracts	$3,884	$3,884	$—	$—	$—

	$15,696	$5,637	$5,282	$2,686	$2,092

Recent Accounting Pronouncements

      Upon consummation of this offering, we do not anticipate any of our shares of common stock to be subject to classification as a liability.

Accounting for the Impairment or Disposal of Long-Lived Assets

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that we review our long-lived assets for future impairment or disposal. Our long-lived assets consist of computer hardware and software used to run our trading platform. Our computer hardware consists primarily of servers and routers that are used to run our trading platform.

      Since our inception, we have made significant changes to the functionality of our platform and are in the process of moving to a new in-house developed technology. Full implementation of the new technology is expected during 2004, at which time we expect to write-off outdated software. Our technology write-off is anticipated to range from $663,000 to $1.0 million, depending on the period of implementation.

Accounting for Stock-Based Employee Compensation

      SFAS No. 148, “Accounting for Stock-Based Compensation Transactions and Disclosure,” when adopted, will require us, starting in January 2005, to expense and disclose the granting of stock options at their determined fair value over the vesting period. To determine fair value of the option grants, we will use the Black-Scholes option-pricing model.

BUSINESS

Overview

      MarketAxess operates the leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. Our proprietary technology enables us to deliver efficient and reliable price discovery and trade execution services to our institutional investor and broker-dealer clients. We offer institutional fixed-income investors the ability to trade a broad range of credit securities; access to a deep pool of liquidity; the opportunity for price improvement through real-time, competitive price discovery and trade execution; and automated post-trade messaging. We offer broker-dealers a solution that enables them to achieve broader and more efficient distribution, lower their overall transaction costs and increase turnover of their bond inventory relative to traditional bond trading methods.

      Since the commercial launch of our electronic trading platform in January 2001, we have experienced significant growth in trading volume and strengthened our market position. Our annual trading volume has grown from $11.6 billion in 2001, to $48.4 billion in 2002 and $192.2 billion in 2003, representing a compound annual growth rate, or CAGR, of over 300%. As a result of this growth in trading volume, our revenues have increased from $6.6 million in 2001, to $18.7 million in 2002 and $41.2 million for the nine months ended September 30, 2003, and our net income has increased from a loss of $62.7 million in 2001, to a loss of $32.6 million in 2002 and to income of $4.7 million for the nine months ended September 30, 2003.

      We launched trading on our electronic platform with eight broker-dealer clients and approximately 60 institutional investor clients. We have consistently added new clients to our trading platform, increasing the number of broker-dealer clients to 19 and the number of institutional investor firms using our platform to approximately 575 as of December 31, 2003.

      Our current broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia. These broker-dealers accounted for approximately 98% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 59% of the underwriting of newly-issued European corporate bonds in 2003. Their substantial presence in secondary markets provides a broad base of credit securities and a deep pool of liquidity for our institutional investor clients.

      Our institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. Among these are 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial.

      Our Corporate BondTickerTM is a leading bond information service that provides real-time access to estimated spread-to-Treasuries for publicly disseminated National Association of Securities Dealers, Inc. (NASD) TRACE-eligible bonds, as well as a comprehensive database of historical bond spreads, yields and prices. The data also include actual execution prices and spread-to-Treasuries for U.S. high-grade corporate bond trades executed on our platform. We provide Corporate BondTicker as an ancillary service to our trading clients and also to other industry participants. Corporate BondTicker is currently the source of information for The Wall Street Journal’s daily Corporate Bond and High Yield tables.

      Our proprietary technology is highly secure, fault-tolerant and scalable. We believe that as we continue to grow, our technology will accommodate additional trading volume and entrance into new markets without substantial capital investment and without compromising the high level of speed and reliability we currently provide to our clients.

Industry Background

      The global fixed-income market is large and has experienced significant growth in trading volume and amount of debt outstanding over the last several years. For example, in the U.S. fixed-income market, there were approximately $22 trillion of fixed-income securities outstanding, including over $4.3 trillion of

U.S. corporate bonds, as of September 30, 2003. We are currently active in three segments of the global fixed-income securities market: U.S. high-grade corporate, European credit and emerging markets.

U.S. High-Grade Corporate Bond Market

      The total U.S. corporate bond market has experienced significant growth over the past five years. The total amount of U.S. corporate bonds outstanding has grown from $2.7 trillion as of December 31, 1998 to $4.3 trillion as of September 30, 2003. The average daily trading volume of U.S. corporate bonds also grew from $18.9 billion in 2002 (the first calendar year for which such data are available) to $20.7 billion in 2003.

      The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called “high-grade”), which typically refers to debt rated BBB– or better by Standard & Poor’s, or Baa3 or better by Moody’s Investor Service; debt rated below investment-grade (so-called “high-yield”), which typically refers to debt rated lower than BBB– by Standard & Poor’s or Baa3 by Moody’s Investor Service; and debt convertible into equity (so-called “convertible debt”).

      The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has seen significant growth in trading volume over the last several years. Several factors continue to drive growth in trading volume in this market, including:

•	Improved price transparency — In 2002, the NASD adopted TRACE, which requires NASD members to report secondary market transactions in certain fixed-income securities to the NASD. The NASD began publicly disseminating real-time price information on approximately 500 large (greater than or equal to $1 billion in original issue amount) corporate bond issues in July 2002. In March 2003, the NASD expanded the list of corporate bonds for which prices are disseminated to include over 4,000 unique securities, representing over two-thirds of the daily trading volume of high-grade corporate bonds.

•	Introduction of electronic trading platforms — Electronic trading platforms, which are in the early stages of adoption, act as central facilities to bring together buyers and sellers. These platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.

•	Growth in credit derivatives — Credit derivatives allow market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. This provides increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The appeal of these products is apparent in the growth in the total notional amount of outstanding credit default swaps (agreements that allow the transfer of third-party credit risk from one party to another), which has increased from approximately $900 billion at December 31, 2001 to approximately $2.7 trillion at June 30, 2003.

•	Growth in the total amount of debt outstanding — We believe that the total size of the U.S. high-grade corporate bond market has increased significantly since 1998, as illustrated by the approximately $660 billion average annual gross new issuance of U.S. high-grade corporate bonds during this period.

      Factors similar to those described above also contributed to significant growth in trading volume in the U.S. Treasury market, which is recognized as the most liquid fixed-income market in the world. These factors include availability of real-time U.S. Treasury market prices (1982), introduction of interest-rate derivatives (mid-1980’s), advent of electronic trading of U.S. Treasury securities (1997) and an increase in the balance of outstanding U.S. Treasury debt ($3.5 trillion as of September 30, 2003, up from $616.4 billion at December 31, 1980). As a result, the average daily trading volume in the U.S. Treasury market has increased from $18.3 billion in 1980 to $438.6 billion in the three months ended September 30, 2003, representing a CAGR of 15.0%.

European Credit Market

      The European credit market consists of a broad range of products, issuers and currencies. We define the European credit market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe.

      We believe that the average daily trading volume in the European credit market has grown significantly over the past five years, driven by many of the same factors that have driven growth in the U.S. high-grade corporate bond market. In addition, we believe the following factors unique to the European credit market are also driving growth in trading volume, including:

•	Adoption of the Euro — The adoption of the Euro as the common currency in most European Union countries has reduced the importance of currency as an investment selection criterion and elevated the importance of the credit risk of particular issuers. As a result, institutional investors have exhibited a greater interest in investing in a broader range of bonds issued by entities domiciled outside of their home countries.

•	Regulatory environment — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union.

•	Common liquidity pool — The larger capital pool created by the common currency and changes in the regulatory environment has enabled European corporations to offer larger issues, which has resulted in increases in the liquidity and trading volumes of these issues. This has attracted even more institutional investors, who prefer to invest in highly-liquid markets.

Emerging Markets Bond Market

      We define the emerging markets bond market generally to include U.S. dollar-, Euro- or yen-denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

      The institutional investor base for emerging markets bonds has recently expanded to include many crossover investors from the more mainstream high-yield and high-grade investment area. Institutional investors have been drawn to the emerging markets by their high returns and high growth potential, as well as by a general trend toward positive economic and political reforms and improving economic performance in many emerging markets countries. The amount of emerging markets debt outstanding has grown significantly in relation to others worldwide, due in large part to the globalization of the world economy.

Shortcomings of Traditional Bond Trading

      Traditional bond trading is a primarily manual process driven by voice communication between two or more parties. The process is initiated when a fixed-income investor contacts bond sales professionals at one or more broker-dealers, both to determine who holds the desired security in inventory (if the investor is buying) or who is willing to purchase the security (if the investor is selling), as well as to determine the bid or offer price for such security from the broker-dealers. After the investor locates the various broker-dealers that hold or are willing to purchase the desired security and the prices at which the broker-dealers are willing to transact, the institutional investor may then execute the trade with the broker-dealer of the investor’s choice or, armed with the intelligence on the various prices previously quoted, attempt to negotiate better prices with one or more broker-dealers prior to choosing with whom to execute the trade. Once the investor decides to place the trade, the bond sales professional handling the trade communicates orally with a bond trader, who executes the trade. The trader orally communicates information concerning the actual price at which the trade is executed back to the sales professional, who then communicates it to the investor as well as to an administrative person at the broker-dealer who writes up the “ticket” recording the trade. The ticket is then re-keyed by another person in the broker-dealer’s operations area to prepare the trade confirmation. This traditional process has several shortcomings, including:

Lack of Liquidity

      Many fixed-income markets have historically suffered from a lack of liquidity (in other words, lack of ability to execute large transactions quickly, with minimal change in the instrument’s price). With approximately 70,000 distinct U.S. corporate bond issues outstanding and no central trading facility, for example, it is often difficult to match buyers and sellers for particular issues. As a result, the average daily trading volume of the U.S. corporate bond market is only 0.5% of total debt outstanding; consequently, it takes approximately one year for the entire U.S. corporate bond market to “turn over” one time. This lack of liquidity is in marked contrast to the U.S. Treasury market, where the average daily trading volume of 12.5% of total debt outstanding implies only eight trading days for the entire market to “turn over.” This creates challenges for broker-dealers in the U.S. corporate bond market, who often end up carrying significant amounts of bond inventory, particularly in less liquid securities. As a result, secondary trading returns in U.S. corporate bonds have historically been uneven and volatile for broker-dealers due to susceptibility to unexpected losses from a weakening economy, debt defaults, restructurings, natural disasters, acts of war or terrorism, armed hostility or other such events.

Lack of Price Transparency

      Unlike the equity markets, which have quoted bid and offer prices posted on an exchange or other organized market, the fixed-income markets have not had a centralized location where buyers and sellers could obtain current pricing information nor has there been a data source for recently completed trades to which investors can refer when making trading decisions. This lack of pricing information has traditionally resulted in wider bid-offer spreads (the difference between the bid and offer price for a particular security) than would be the case if institutional investors could easily determine bid and offer prices from numerous broker-dealers simultaneously or could easily access recent execution prices. The dealer-by-dealer phone inquiry trading process also creates a practical limit on an institutional investor’s ability to canvass all potential broker-dealers to discover the full spectrum of pricing information on a particular bond. As a result, it is difficult for an institutional investor to know if it has found the best available bond, at the best available price.

High Transaction Costs and Slow Execution

      The traditional bond trading process, which involves numerous individuals in oral and written communication, is costly, time-consuming and susceptible to human error at multiple steps in the process. Due to the manual, labor-intensive process by which bonds have traditionally been bought and sold, broker-dealers and institutional investors incur significant expense in processing, confirming and clearing bond trades. Additionally, the multiple opportunities for human error inherent in the process add cost and time in the post-trade process, as erroneous information must be corrected after the trade occurs. The large amount of time required to canvass the broker-dealer universe for the optimal security and price for a transaction creates significant opportunity cost at both the institutional investor and the broker-dealer in the form of lost productivity. Furthermore, this delay creates the possibility that the price at which the institutional investor ultimately determines to transact will be outdated by the time the investment decision is made. In addition, U.S. high-grade corporate bonds typically trade on a spread-to-U.S. Treasury basis, with a Treasury bond serving as the pricing “benchmark.” Part of the traditional process of purchasing a corporate bond involves a broker-dealer and an institutional investor agreeing on the price of the benchmark security, which adds time and the potential for additional costs to the trade.

Compliance and Regulatory Risk

      The limited access to real-time pricing information from multiple sources creates a challenge for fiduciaries, who are required to show that they achieved best execution in the purchase or sale of securities. Participants in the traditional trading process also are subject to compliance and regulatory risks, such as compliance with price mark-up and trade reporting regulations, due to the voice-based nature of the transactions and the lack of an automated audit trail.

Difficulty in Implementing Numerous Trades at One Time

      As assets under management continue to increase and more complicated trading strategies proliferate, institutional investors are increasingly required to move large amounts of funds quickly in and out of the market in a coordinated fashion. Due to the time-consuming process by which bonds have traditionally been bought and sold, institutional investors trading through a phone-inquiry process who wish to simultaneously implement a series of bond trades face significant difficulty obtaining sufficient available product and price information in order to execute multiple trades within a condensed time frame. This limits an institutional investor’s ability to make timely changes in asset allocation.

Recent Market Trends

Emergence of Electronic Marketplaces as Attractive Alternatives to Traditional Trading

      Electronic trading is supplanting traditional trading processes in an increasing number of securities markets. In an electronic marketplace, substantially all of the participants’ actions are facilitated through an electronic medium, such as a private electronic network or over the Internet. This reduces the need for face-to-face or voice-to-voice participant interaction, thereby reducing the inefficiencies inherent in physical markets. The first markets to move to electronic trading have been for those products with the most liquidity, such as equities, U.S. Treasuries and futures in Europe and Asia.

      Many attempts have been made over the last five years to build electronic trading platforms that improve liquidity and efficiency in the corporate bond market. Some of the business models that have been attempted include single-dealer systems, anonymous trading systems and auction-based trading systems, and others have focused on a limited set of corporate bonds.

      We believe that as a result of the advantages that electronic trading provides, it will continue to attract order flow away from traditional securities trading methods. We believe that the most successful electronic trading platforms for fixed-income securities will be those that can provide: a broad range of securities and a deep liquidity pool provided by multiple broker-dealers; the opportunity for improved execution through rapid and reliable price discovery and matching services; high levels of price transparency; and additional value-added services that support trading.

Our Competitive Strengths

      Our electronic trading platform provides solutions to the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

•	Pre-trade — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;

•	Trade — single and multiple security trade execution; and

•	Post-trade — trade detail matching, account allocation and automated audit trail.

      We believe that we are well positioned to continue our leading market position in electronic trading of U.S. and European high-grade corporate and emerging markets bonds, and to extend our leadership into new products and services by capitalizing on our competitive strengths, including:

Market Leader with Deep Liquidity Pool

      Our electronic trading platform provides a deep pool of liquidity through the participation of 19 leading global securities broker-dealers and approximately 575 institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate, European credit and emerging markets bonds. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients, which includes 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial. As broker-dealer and institutional investor clients continue to find increasing value from our services and as our electronic trading platform grows, the benefits to both broker-dealers and institutional investors are amplified, thereby further increasing their use of our platform. Our large network of broker-dealer and institutional investor clients has resulted in our trading volume across all of our products increasing from $11.6 billion in 2001, to $48.4 billion in 2002 and to $192.2 billion in 2003.

Execution Benefits to Clients

Benefits to Institutional Investor Clients

      We provide numerous benefits to our institutional investor clients, including:

      Price Improvement. By enabling institutional investors to view quotes from multiple broker-dealers, our electronic trading platform enhances the likelihood of best price execution. The competitive nature of our platform helps motivate broker-dealers to provide their most aggressive prices in hopes of completing a trade with their institutional investor client. For typical MarketAxess multi-dealer corporate bond inquiries, the range of competitive spread-to-Treasury responses is, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield). As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $750.00.

      Transparent Pricing on a Comprehensive Range of Securities. Our commingled multi-dealer inventory of bonds, which is updated daily, consists of approximately $90 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional fixed-income investors can also request bids and offers on our electronic trading platform on any debt security in a comprehensive database of U.S. and European corporate bonds. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the investor. By allowing institutional investors to simultaneously view a wide spectrum of broker-dealer prices and historical trade data, our electronic trading platform provides a means for institutional investors to be confident that they are obtaining a highly competitive price.

      Improved Cost Efficiency. The improved efficiency provided by our electronic trading platform also reduces the overall costs of institutional investors by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker eliminates the need for manually-intensive phone calls to gather information concerning historical transaction prices.

      Optimized Portfolio Performance. MarketAxess allows institutional investors to find securities that best match their risk and return objectives, and efficiently make changes in asset allocation. Importantly, institutional investors are able to better diversify their portfolios, a strategy used to lower their overall level of portfolio risk given levels of expected returns. In addition, our trading platform gives our institutional investor clients the ability to quickly identify trading opportunities and purchase or sell one or more securities, thereby enhancing their potential to maximize their overall portfolio returns.

Benefits to Broker-Dealer Clients

      We also provide substantial benefits to our broker-dealer clients, including:

      Lower Distribution and Other Operating Costs; Greater Sales Efficiency. We enable broker-dealers to broaden their distribution and reach institutional investor clients who previously may not have been trading clients of such broker-dealers without adding the costs associated with additional sales professionals. This benefit is particularly valuable in markets where assets are less concentrated among institutions and countries, such as in Europe. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions. Traditional distribution and operating costs allocated to individual trades can often exceed revenues for the smaller bond trades that represent the majority of secondary transactions. The NASD TRACE data indicate that approximately 96% of secondary corporate bond trades are for less than $5 million notional face amount, and 83% are for less than $1 million. Broker-dealers benefit by using our electronic trading platform to reduce their average per-trade distribution and operating costs. We provide broker-dealers with the benefits of electronic distribution, execution and post-trade messaging without the expense associated with building and maintaining their own electronic trading platform.

      More Efficient Inventory Management for Broker-Dealers. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. The ability to increase inventory turnover enables broker-dealers to significantly reduce their credit risk.

Benefits to Both Institutional Investor and Broker-Dealer Clients

      We offer additional benefits that are shared by both institutional investor and broker-dealer clients, including:

      Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which results in greater accuracy in the processing, confirming and clearing of trades. MarketAxess trades can be easily integrated with client and broker-dealer portfolio systems, greatly reducing the possibility of trade mishandling as compared to the traditional manual processing method.

      Improved Risk Monitoring and Compliance. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. Importantly, the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Broad Service Offerings Beyond Execution

      In addition to trade execution, we offer our clients a wide variety of other services, including:

      Information Services. The information and analytics we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker provides access to real-time and historical price, yield and estimated spread-to-Treasuries for all publicly disseminated NASD TRACE eligible bonds. Corporate BondTicker also includes prices for trades executed on our U.S. electronic trading platform, many of which are not otherwise publicly disseminated. In addition, Corporate BondTicker provides indicative prices for secondary loans and credit default swaps through arrangements with certain of our broker-dealer clients, independent credit research and analytics. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process.

      Straight-Through Processing. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate transaction processing (commonly referred to as straight-through processing, or STP), substantially improving accuracy and efficiency, while reducing trade-processing costs. Through post-trade messaging, institutional investors receive electronic notices of execution from MarketAxess in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Robust, Scalable Technology Platform

      We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with a Strong Management Team

      Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of seasoned executives with an average of 20 years’ experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. Euromoney recently recognized MarketAxess as offering the best multi-dealer trading platform for corporate bonds in 2003.

      Some of the innovations we have introduced to electronic trading include:

•	2000 — the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;

•	2001 — the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;

•	2002 — Corporate BondTicker, our information services product, combining NASD TRACE bond data with MarketAxess data and analytical tools;

•	2002 — bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously; and

•	2003 — corporate bond swap trading on our European platform, enabling the simultaneous purchase and sale of two different corporate bonds based on the price differential between the securities.

Our Strategy

      Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of services to market participants across the trading cycle. The key elements of our strategy include:

Enhance Liquidity and Broaden Our Client Base in Our Existing Markets

      We intend to further enhance the liquidity on our leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. Our ability to innovate and efficiently add new functionality to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base and our product offerings, which we believe will in turn lead to even further increases in liquidity on our platform. We will seek to make our current product offerings on our European electronic trading platform available to our approximately 400 U.S. institutional investor clients and to make our current product offerings on our U.S. electronic trading platform available to our approximately 175 European institutional investor clients, in each case, subject to regulatory requirements. We intend to continue to enhance and expand the price transparency tools that we provide to our broker-dealer and institutional investor clients, which we believe will further contribute to increased trading volume on our platform.

Leverage our Existing Technology and Client Relationships to Expand into New Segments of the Fixed-Income Securities Market

      We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities market. In the future, we intend to expand our product offerings to include, among others, government securities, credit derivatives, agency debt and asset-backed securities. Due in part to our highly scalable systems, we believe we will be able to enter into new markets with relatively little technology modification and low incremental costs.

Continue to Strengthen and Expand our Trade-Related Service Offerings

      We plan to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to allow our clients to achieve straight-through processing (automation from trade initiation to settlement). We intend to offer additional services such as new-issue shared-book technology, which will enable broker-dealers to better manage their order book for new issues that are co-lead managed. In addition, we are continually considering the introduction of new trading techniques. As an example, we have the technology necessary to offer anonymous trading of fixed-income securities if and when the market opportunity for such a product arises. Furthermore, we may develop and expand our technology platform in order to create single-dealer technology solutions that we can offer to our broker-dealer clients for internal order management and trade processing.

Expand our Data and Information Services Offerings

      We regularly add new content and analytical capabilities to Corporate BondTicker in order to improve the value of the information we provide to our clients. Examples of recently added content include pricing for syndicated loans and credit derivatives, and independent credit research. We intend to add pricing information for European corporate bonds during 2004. We also intend to enter into distribution partnerships with information and data services companies in order to widen the user base of our data products and to continue adding new content and analytical capabilities. As use of our electronic trading platform continues to grow, our proprietary trading data further enhance the value of our information services offerings to our clients.

Pursue Strategic Alliances and Select Acquisitions

      We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

MarketAxess Electronic Trading Platform

Current Markets

U.S. High-Grade Corporate Bond Business

      Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Institutional investors based in the U.S., as well as institutional investors located in Germany and the U.K., have access to U.S. high-grade corporate bond trading on our electronic trading platform.

      We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform is a multi-dealer disclosed counter-party model, which allows institutional investors to view multiple bids and offers from our broker-dealer clients. Our inquiry system combines the strength of existing client/ dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to the overwhelming majority of the world’s leading broker-dealers who provide liquidity in these securities. On a typical day, institutional investors have access to approximately 3,000 line items of commingled inventory, representing approximately $30 billion in indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to all 18 of our U.S. broker-dealer clients. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with a live, executable price.

      In the U.S. high-grade corporate bond market, 18 broker-dealers utilize our platform, including the top 17 broker-dealers as ranked by 2003 new-issue underwriting volume. Approximately 400 institutional investor clients utilize our electronic trading platform to trade U.S. high-grade corporate bonds. Our annual trading volume in the U.S. high-grade corporate bond market increased from $10.1 billion in 2001 to $140.3 billion in 2003.

European Credit Business

      The European credit market consists of a broad range of products, issuers and currencies. We define the European credit market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and most government bonds that trade in Europe. Examples include:

•	bonds issued by European corporations, denominated in any currency;

•	bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;

•	bonds issued by supra-national organizations (entities, such as the World Bank, which include a number of central banks or government financial authorities), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and

•	floating-rate notes issued by European corporations.

      MarketAxess Europe, our wholly owned U.K. subsidiary, commenced operations in August 2001. MarketAxess Europe received Financial Services Authority (FSA) regulatory approval and began European secondary trading in U.S. dollar- and Euro-denominated European corporate bonds in September 2001. In 2002, we added trading in other European credit products, including bonds issued in Pounds Sterling and floating rate notes. As on our U.S. electronic trading platform, all trading in Europe is done using a multi-dealer disclosed counter-party model. We offered the first platform in Europe with this capability for corporate bonds.

      In the European credit market, 16 broker-dealers utilize our platform, including 9 of the top 10 broker-dealers as ranked by 2003 new-issue underwriting volume of European corporate bonds. The 16 broker-dealers who utilize our European platform are: ABN Amro, Banc of America Securities, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale and UBS.

      Approximately 175 institutional investor clients are based outside of the U.S. and utilize our platform for trading European credit market bonds. On a typical day, institutional investors on our European corporate bond trading platform have access to approximately 13,000 line items of commingled inventory, representing approximately $60 billion in indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can submit an online inquiry to their chosen broker-dealers, who can respond with a live, executable price. Our 2003 trading volume in the European credit market was $31.8 billion.

Emerging Markets

      We define the emerging markets bond market generally to include U.S. dollar-, Euro- or yen- denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

      Fourteen of our 18 U.S. broker-dealer clients use our platform to trade emerging markets bonds. Any of our institutional investor clients who have access to our U.S. trading platform can have access to emerging markets bonds. We provide indicative bid and offer prices, which institutional investor clients can act upon by clicking on a price and directing an inquiry simultaneously to up to six of the 14 participating broker-dealer clients.

New Issues

      For bonds newly-issued by U.S. issuers, we enable U.S. institutional investors to submit indications of interest on our electronic trading platform directly to the underwriter syndicate desks of our broker-dealer clients. Institutional investors can access the new-issue calendar, prospectuses, transaction terms and online allocations on our platform. By making U.S. high-grade new issues available on the MarketAxess platform, issuers and broker-dealers are able to reach a broad base of institutional investors, and institutional investors gain information regarding, and access to, new issues.

      To assist us in understanding the needs of the issuers whose bonds may be available on our electronic trading platform, we have established an issuer advisory panel, which currently consists of 10 major U.S. corporate bond issuers. The advisory panel provides us with valuable feedback that enables us to improve our U.S. corporate bond product offerings.

      In the new-issues market, 13 broker-dealers utilize our platform, all of whom are in the top 20 broker-dealers as ranked by 2003 new-issue underwriting volume and who collectively represented the majority of new-issue underwriting volume in 2003. All of our U.S. institutional investors have access to our electronic trading platform for new-issue bonds. In 2003, approximately $210 billion of new issues inventory was made available on our platform, representing approximately 50% of all U.S. high-grade corporate bond new issues during that year. Of this amount, our institutional investor clients submitted allocation requests totalling $20.8 billion, of which $9.3 billion were filled.

Our Trade-Related Products

Single Inquiry Trading

      We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 18 of our broker-dealer clients for U.S. high-grade corporate bonds and from up to 6 of our broker-dealer clients for European credit securities and emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform. Institutional investors can choose when they would like the broker-dealers’ prices or spreads to be returned to them, in order to have the ability to see all competitive prices available at the same time. As part of the price discovery process, institutional investors and broker-dealers can also see the transaction history of the security they are buying or selling by accessing our Corporate BondTicker before executing a transaction.

List Trading

      We currently offer institutional investors the ability to request bids or offers on a list of up to 15 different bonds in the U.S. high-grade corporate bond market and up to 10 different bonds in the European credit market. This facilitates efficient trading for institutional investors such as mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their portfolio duration, and credit and sector exposure.

Swap Trading

      We currently offer institutional investors the ability to request a bid to purchase one bond and an offer to sell another bond, in a manner such that the two trades will be executed simultaneously with payment based on the price or yield differential of the securities. This functionality is currently available for European credit securities, emerging markets bonds and transactions involving a U.S. high-grade bond with a U.S. government bond. We expect to offer swap trading involving two corporate bonds on our U.S. platform in the future.

Service Offerings

Corporate BondTickerTM

      Corporate BondTicker combines NASD TRACE data with MarketAxess data and tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the NASD TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform. Corporate BondTicker allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources. In addition, indicative prices from broker-dealers are available on Corporate BondTicker for secondary markets in loans and credit default swaps, as well as independent credit research.

      Corporate BondTicker is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker is currently the source of corporate bond trading information for The Wall Street Journal.

      We have recently added additional analytical capabilities to our information services offerings that aim to provide clients with more information about bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security’s trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity.

My Portfolio

      Institutional investors are able to upload their corporate bond portfolio onto our electronic trading platform utilizing the “My Portfolio” trading feature. Institutional investors who utilize “My Portfolio” benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker to obtain the trading history of the securities in their portfolio.

MarketAxess Research

      MarketAxess Research provides fixed-income, macroeconomic and strategy research reports offered by 12 of our broker-dealer clients. Users of this service benefit from being able to access these reports in one place, rather than having to go to multiple broker-dealer websites. In addition, clients can utilize advanced search capabilities for finding content, and can customize the look and feel of the research views, as well as create e-mail driven research alerts.

Straight-Through Processing

      An important part of the trading cycle is post-trade processing, which generally entails significant cost and risk of error and consequent failure in trade settlement. Automation by way of straight-through processing improves the efficiency of the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including simple online allocation tools and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems. Our straight-through processing tools can be customized to meet specific needs of clients.

Strategic Alliances

Charles River Development

      Charles River Development (CRD) is an order management system (OMS) provider to institutional investor firms. Our strategic alliance with CRD creates connectivity between the MarketAxess platform and our clients’ CRD-supplied OMS systems using an interface based on industry-standard messaging protocols. The alliance is intended to provide clients with straight-through processing through existing post-trade connectivity. Our post-trade messaging applications are fully integrated into the latest version of the CRD system. In addition, the alliance allows for the joint development by MarketAxess and CRD of interfaces for market data (Corporate BondTicker) and transaction information, providing true pre-trade connectivity.

Sales and Marketing

      We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force of 16 persons located in the U.S. and 5 persons located in the U.K. is responsible for client acquisition activity and for increasing use of our platform by our existing clients. We also employ various strategies including advertising, direct marketing, promotional mailings and conferences to increase awareness of our brand and our electronic trading platform. For example, we have worked with The Wall Street Journal to establish Corporate BondTicker as the source of information for its daily corporate bond and high-yield tables.

Competition

      The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face three main areas of competition:

•	Telephone — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which many fixed-income securities are still traded.

•	Other electronic platforms — There are numerous other electronic trading platforms currently in existence. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms.

•	Market data and information vendors — Several large market data and information providers currently have a presence on virtually every trading desk. Some of these entities currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services and may in the future become direct competitors to our electronic trading platform.

      In general, we compete on the basis of a number of key factors, including:

•	depth of our liquidity pool;

•	magnitude and frequency of price improvement;

•	quality and speed of execution;

•	total transaction costs;

•	technology capabilities, including the ease of use of our electronic trading platform; and

•	range of products and services offered.

      We believe that we compete favorably with respect to these factors. Our leadership position has grown significantly over the past two years and we continue to proactively build technology solutions that serve the needs of the credit markets.

      Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their specialized needs.

      Many points of technology connectivity exist between us and our broker-dealer and institutional investor clients. In many cases, application programming interfaces (or APIs) are in place for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messages. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

Technology

      The design and quality of our technology are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable, multi-tiered, client-server architecture that makes broad use of distributed computing, multi-threading and other modern application design paradigms to achieve speed, reliability and fault tolerance. The platform is built on industry standard, open technologies.

      All critical server-side components, primarily our networks, application servers and databases, have a hot standby. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. All of our broker-dealer clients have dedicated T-1 lines to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

      We have designed our application with an easy-to-use, Windows-based interface to minimize resource consumption on our clients’ systems. Through a secure, single sign-on, our clients are able to access our electronic trading platform. Upgrades are automatic and require no manual user intervention.

      We are in the process of transitioning to new internally-developed software for our U.S. high-grade corporate bond platform during the first half of 2004 and for our European bond platform during the second half of 2004. The new trading platform incorporates the feedback we have received from our broker-dealer and institutional investor clients. We expect that the new platform will offer enhanced functionality and greater ease-of-use. Additionally, it will consolidate separate trading protocols and systems, thereby reducing the ongoing development and maintenance costs associated with maintaining multiple technology platforms. The new platform has been designed initially to handle six times our current trading volume.

Intellectual Property

      We rely upon a combination of patent, copyright, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. We currently have four patent applications pending, covering certain aspects of our business.

      We have obtained U.S. federal registration of the “MarketAxess” name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the “MarketAxess” name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks “Auto-Spotting” and “BondLink” and associated designs, and have applied for U.S. federal registration of the mark “Actives.” “Corporate BondTicker” is a trademark we use, but which has not been registered.

      In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position. We are in the process of transitioning to new internally-developed software for our U.S. high-grade corporate bond platform during the first half of 2004 and for our European bond platform during the second half of 2004. We enter into confidentiality and other written agreements with our employees, consultants and strategic partners, and through written agreements, attempt to control ownership and distribution of, and access to, our software and other technology, and other proprietary information.

Government Regulation

      The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. Our active broker-dealer subsidiaries fall within the scope of these regulations.

      Our electronic trading platform facilitates broker-dealers completing trades with their institutional investor clients. We are not a party to these trades, we do not hold any bonds in inventory, we are not involved in the clearance or settlement of trades and we take no custody of client funds or securities.

Regulation of the U.S. Securities Industry and Broker-Dealers

      As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

      In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. Our U.S. subsidiary, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of the NASD, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients’ accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

      Finally, MarketAxess Corporation is registered with 32 states and the District of Columbia as a broker-dealer. The states and the District of Columbia are responsible for the administration of their respective “blue sky” laws, rules and regulations.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

      The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe may fall within the scope of those regulations depending upon the extent to which we are characterized as providing a regulated investment service.

      Our principal regulator in the U.K. is the Financial Services Authority. Our subsidiary, MarketAxess Europe, is registered as a dealer with the FSA.

      The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for the provider of investment services which, in general, is valid throughout the European Union. As an FSA-approved dealer, MarketAxess Europe receives the benefit of this authorization.

Employees

      As of December 31, 2003, we had 160 employees, 138 of whom were based in the U.S. and 22 of whom were based in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Facilities

      Our corporate headquarters and principal U.S. offices are located in 140 Broadway, New York, New York, where we lease the entire 42nd floor, which is approximately 24,000 square feet. This lease expires in February 2010. MarketAxess Europe’s headquarters and principal offices are located in 71 Fenchurch Street, London, England, where we lease the entire 10th floor, which is approximately 4,700 square feet. This lease expires in November 2015.

      We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Legal Proceedings

      We are not currently a party to any material legal proceedings. We may be subject to various claims and legal actions arising in the ordinary course of business.

MANAGEMENT

Executive Officers, Key Employees and Directors

      Our executive officers, key employees and directors, and their ages and positions as of January 31, 2004, are as follows:

Name	Age	Position

Executive Officers
Richard M. McVey	44	President, Chief Executive Officer and Chairman of the Board of Directors
Iain N. Baillie	51	Head of MarketAxess Europe
James N.B. Rucker	47	Head of Finance and Operations
John E. Vande Woude	43	Head of Technology
Michael H. Ziegelbaum	46	Head of Sales and Business Development
Key Employees
Cordelia Boise	38	Head of Human Resources
Barry N. Goldenberg	44	Head of Product Management and Development
Charles R. Hood	55	General Counsel
Trevor A. Murphy	36	Chief Systems Architect
Richard J. Schiffman	38	Head of Information Services
Directors
William Cronin	51	Director
Stephen J. Gallagher	46	Director
Ronald M. Hersch	56	Director
Jerome S. Markowitz	64	Director
Stephen L. Murphy	37	Director
Nicolas S. Rohatyn	43	Director
John Steinhardt	49	Director
Sudip Thakor	39	Director

Management

      Richard M. McVey was instrumental in the founding of MarketAxess in April 2000 and has been President, Chief Executive Officer and Chairman of our board of directors since our inception. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan’s North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

      Iain N. Baillie has been Head of MarketAxess Europe since March 2003, with primary responsibility for running our European business. Prior to joining us, Mr. Baillie served as Managing Director and Head of European Investment Grade Credit Trading for Citibank/ Schroder Salomon Smith Barney (Citibank/ SSSB) from March 1998 to March 2003. From August 1996 to March 1998, Mr. Baillie was Head of the Sterling trading desk at Citibank/ SSSB. Prior to his tenure at Citibank/ SSSB, Mr. Baillie co-founded and was a management team member of Luthy Baillie Dowsett & Pethick, a research-driven agency brokerage firm that specialized in less liquid credit instruments.

      James N.B. Rucker has been Head of Finance and Operations since our formation in April 2000, with responsibility for finance and certain client and dealer services. From January 1995 to April 2000, Mr. Rucker was Vice President and Head of International Fixed Income Operations at Chase Manhattan Bank, where he was responsible for the settlement of international securities, and loan, option and structured trades. He also was a Director of the Emerging Markets Clearing Corporation from 1999 to 2000. Mr. Rucker received a B.S. in Economics and Politics from Bristol University, England.

      John E. Vande Woude has been Head of Technology since April 2002, with responsibility for developing and managing our global technology agenda. Prior to that, he was our Director of Application Development from March 2001, when he joined us in connection with our acquisition of Trading Edge, until April 2002. Prior to joining us, Mr. Vande Woude served as Director of Application Development and Chief Information Officer of Trading Edge from July 1999 to March 2001. Previously, Mr. Vande Woude was a principal at NorthStar Technologies from December 1997 until July 1999. Mr. Vande Woude received a B.S. in Business Economics from the State University of New York at Oneonta.

      Michael H. Ziegelbaum has been Head of Sales and Business Development since November 2000. From October 1999 to November 2000, Mr. Ziegelbaum was general partner of New Venture Partners, LLC, an investment partnership focusing on enterprise software and information technology companies. From March 1996 to October 1999, Mr. Ziegelbaum was a Principal with Morgan Stanley, where he focused on the distribution of fixed-income and interest rate derivative products. Mr. Ziegelbaum began his career at KPMG LLP, where he was a Certified Public Accountant. Mr. Ziegelbaum received a B.B.A. in Accounting/ Finance from Pace University and an M.B.A. in Finance from the Stern School of Business at New York University.

      Cordelia Boise has been Head of Human Resources since February 2002. Prior to joining us, Ms. Boise was a Human Resources Consultant to BrokerTec USA LLC, which operates a government securities electronic inter-dealer broker, from December 2001 to February 2002. From December 2000 to December 2001, Ms. Boise was Director of Human Resources at BondBook Holdings, LLC. From September 1995 to December 2000, Ms. Boise was Director of Human Resources at Arrow Electronics, Inc., an electronic components and computer products distributor. Ms. Boise graduated cum laude with a B.A. in Psychology from Lehigh University and holds a Certificate in Human Resource Management from New York University.

      Barry N. Goldenberg has been Head of Product Management and Development since January 2003, with responsibility for all secondary trading credit products in North America. In January 2004, his role was augmented to include new issues. From the time he joined us in March 2001, Mr. Goldenberg has had a variety of responsibilities, including managing our U.S. high-grade secondary trading business, assisting in the design of our electronic trading platform and managing client relationships. Prior to joining us, Mr. Goldenberg spent 12 years at JPMorgan as a bond trader, ultimately serving as head of the high-grade trading desk. Mr. Goldenberg received a B.A. in Economics from the University of Rochester and an M.B.A. in Finance and Accounting from the University of Chicago’s Graduate School of Business.

      Charles R. Hood has been General Counsel since September 2001 and is responsible for all legal and regulatory matters affecting us and our affiliates. Prior to joining us, Mr. Hood was Senior Vice President and Senior Equities Counsel for the Equities division at Lehman Brothers Inc. from September 1998 to August 2001. At Lehman Brothers, he managed a department responsible for providing legal, regulatory and compliance support to a wide range of domestic and international securities units and also advised the Equities e-commerce group regarding strategic investments. Prior to his tenure at Lehman Brothers, Mr. Hood was General Counsel and Chief Legal Officer for the Instinet Group of equity securities electronic trading companies from December 1985 until August 1998. Mr. Hood began his legal career at Cadwalader, Wickersham & Taft in New York City, where he specialized in general corporate and securities law. Mr. Hood received an A.B. from the College of William & Mary, an M.B.A. from the Northwestern University Graduate School of Management and a J.D. from Notre Dame Law School.

      Trevor A. Murphy has been Chief Systems Architect since joining us in March 2001, with responsibility for our global technology direction and the design and development of our trading systems. Prior to joining us, Mr. Murphy served as Vice President and Chief Architect at Trading Edge from September 1998 to March 2001. Mr. Murphy has over 15 years’ experience as a systems architect developing and deploying large-scale, technologically advanced systems. Previously, Mr. Murphy served in a wide variety of senior consulting roles at Microsoft, Barclays Global Investors, Charles Schwab, KPMG and Fidelity Investments. Mr. Murphy received a B.Eng. in Micro Electronics and a B.S. in Mathematics from Trinity College in Dublin, Ireland.

      Richard J. Schiffman has been Head of Information Services since March 2002, with responsibility for developing and delivering content and data to our broker-dealer and institutional client base. Prior to that, Mr. Schiffman was our Chief Technology Officer from our formation in April 2000 until March 2002. Immediately prior to joining us, Mr. Schiffman was Vice President and Manager of Fixed Income Research Technology at JPMorgan, where he was employed in a variety of positions from March 1992 to April 2000. Mr. Schiffman received a B.A. in Economics from Rutgers University and an M.B.A. in Finance and Information Systems from the Stern School of Business at New York University.

Board of Directors

      William Cronin has served as a director of MarketAxess since February 2003. Mr. Cronin is a Managing Director and Chief Administrative Officer for High-Grade Credit at Lehman Brothers Inc., a position he has held since September 2001. Prior to that, Mr. Cronin held various positions in taxable fixed-income sales at Lehman Brothers since joining the firm in 1977. Mr. Cronin graduated with an A.B. from Princeton University.

      Stephen J. Gallagher has served as a director of MarketAxess since June 2003. Mr. Gallagher is a Managing Director and Head of Global High-Grade Trading at Banc of America Securities LLC, a position he has held since February 1999. Prior to that, Mr. Gallagher was a Managing Director and Head of Global High-Grade Trading at Bear, Stearns from 1996 to 1998 and a Managing Director and Head of Global High-Grade Trading at Merrill Lynch from 1992 to 1996. Mr. Gallagher received his B.S. in Accounting from LaSalle University.

      Ronald M. Hersch has served as a director of MarketAxess since our formation in July 2000. Mr. Hersch is a Senior Managing Director and Director of Futures and Fixed Income eCommerce for Bear, Stearns & Co. Inc., where he has been employed since 1992. He is responsible for directing the firm’s futures business as well as coordinating eCommerce activities and initiatives within the Fixed Income Division. Mr. Hersch has also served on the board of directors of Bond Desk Group LLC since August 2000. He is a former Chairman of the Futures Industry Association, where he now serves on its board of directors and Executive Committee. Mr. Hersch has previously served on the board of directors of the Chicago Board of Trade, and is a former Director of the National Futures Association, the self-regulatory organization responsible for futures industry oversight. He is also a member of the Chicago Mercantile Exchange, the New York Board of Trade and the Comex Division of the New York Mercantile Exchange. Mr. Hersch received a B.A. from Long Island University.

      Jerome S. Markowitz has served as a director of MarketAxess since our acquisition of Trading Edge in March 2001. Mr. Markowitz has been actively involved in managing a private investment portfolio since 1998. Prior to that, Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

      Stephen L. Murphy has served as a director of MarketAxess since January 2003. Mr. Murphy is the Global Head of Cash Credit Trading for Deutsche Bank, based in London, England, a position he has held since June 2002. From April 2000 until June 2002, Mr. Murphy was a Managing Director in the Credit Trading group at Deutsche Bank. Prior to joining Deutsche Bank, Mr. Murphy was at Merrill Lynch from June 1988 through April 2000, most recently as a Director with responsibility for the asset swaps and illiquid securities desks. Mr. Murphy received a B.A. from Fordham University.

      Nicolas S. Rohatyn has served as a director of MarketAxess since our formation in April 2000. Mr. Rohatyn has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of

JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and Head of Emerging Markets Sales, Trading and Research from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 to December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the boards of The Alvin Ailey American Dance Theatre and Roberts College of Istanbul. In the past, he served on the boards of the Local Initiatives Support Corporation, the RiskMetrics Group, Archipelago and the Lewis T. Preston Foundation for Girls. Mr. Rohatyn received a B.A. in Economics from Brown University.

      John Steinhardt has served as a director of MarketAxess since our formation in April 2000. Mr. Steinhardt is Head of North American Credit Markets for J.P. Morgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A. from Columbia University.

      Sudip Thakor has served as a director of MarketAxess since September 2003. Mr. Thakor is a Managing Director of Credit Suisse First Boston and co-runs the Global Credit Trading Business for the Fixed Income Division, based in New York. Mr. Thakor joined Credit Suisse First Boston in Singapore in 1997 and has held various positions in the Emerging Markets Group. Mr. Thakor received a B.A. in Economics from Cornell University and an M.B.A. in Finance from Columbia University.

Board Committees

      The Audit Committee of our board of directors reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the recommendations of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of our auditors and our accounting practices.

      The Compensation Committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans.

      The Nominating Committee of the board of directors will select nominees for director positions to be recommended by our board of directors for election as directors and for any vacancies in such positions. The Nominating Committee will consider nominees recommended by our stockholders, but has not established specific procedures for submission.

Compensation Committee Interlocks and Insider Participation

      The members of our compensation committee currently are, and in the past fiscal year were, Messrs.                     ,                     and                     . See “Certain Relationships and Related Transactions” for a description of various transactions between us and affiliates of these individuals. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

      Directors who are also employees of MarketAxess or one of our broker-dealer clients receive no additional compensation for their services as directors. Directors who are not employees of MarketAxess or any of our broker-dealer clients do not receive a fee for attendance in person at meetings of the board of directors or committees of the board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. In 2003, Jerome Markowitz and Nicolas Rohatyn were the only members of our board of directors who were not employees of MarketAxess or one of our broker-dealer clients. In November 2003, Messrs. Markowitz and Rohatyn were each granted options to purchase 25,000 shares of our common stock at an exercise price of $2.64 per share pursuant to our

2001 Stock Incentive Plan. In the future, we expect to compensate our outside directors with a combination of cash and grants of stock or stock options. See “Management — Stock Incentive Plans.”

Executive Compensation

      The following table sets forth the compensation earned for all services rendered to us in all capacities during 2003 by our Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 in 2003 and who served as executive officers at the end of 2003. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

			Long-Term
	Annual		Compensation Awards
	Compensation(1)
			Securities Underlying
Name	Salary ($)	Bonus ($)	Options (#)

Richard M. McVey	300,000	900,000
Iain N. Baillie(2)	177,000	490,470
James N.B. Rucker	175,000	225,000
John E. Vande Woude	225,000	275,000
Michael H. Ziegelbaum	200,000	550,000

(1)	The column for “Other Annual Compensation” has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)	Mr. Baillie is paid in Pounds Sterling. The amounts stated here have been translated at an exchange rate of $1.6349 per pound, which represents the average exchange rate during 2003. Mr. Baillie’s employment with us commenced in March 2003.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding exercisable and unexercisable stock options granted to each of the named executive officers in the last fiscal year. No stock appreciation rights were granted to the named executive officers during the year ended December 31, 2003. Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by the assumed market value on the date of grant, (2) assuming that the aggregate stock value derived from that calculation compounds annually for the entire term of the option, and (3) subtracting from that result the aggregate option exercise price.

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rates of Stock
		Percent of Total			Price Appreciation for
	Number of	Options Granted			Option Term(1)
	Securities Underlying	to Employees in	Exercise Price	Expiration
Name	Options Granted (#)	Fiscal Year (%)	Per Share ($)	Date	5% ($)	10% ($)

Richard M. McVey
Iain N. Baillie
James N.B. Rucker
John E. Vande Woude
Michael H. Ziegelbaum

(1)	The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth.

Year End Option Values for Year Ended December 31, 2003

      The following table provides certain summary information concerning stock options held as of December 31, 2003 by each of the named executive officers. No options were exercised during fiscal 2003 by any of the named executive officers. The value of the unexercised in-the-money options at December 31, 2003 is based on the assumed fair market value of the common stock at December 31, 2003, less the exercise price of the option, multiplied by the number of shares underlying the options.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2003		December 31, 2003(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard M. McVey
Iain N. Baillie
James N.B. Rucker
John E. Vande Woude
Michael H. Ziegelbaum

(1)	There was no public trading market for our common stock as of December 31, 2003. The assumed fair market value of our common stock on that date, as determined by our board of directors, was $ per share.

Stock Incentive Plans

2000 Stock Incentive Plan and 2001 Stock Incentive Plan

      We adopted, and shareholders previously approved, the MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan and the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan to offer certain key employees, consultants and non-employee directors equity-based awards in our company. A committee appointed by our board of directors, which consists of at least two non-employee directors, administers the plans and has full authority to grant awards pursuant to the terms of the plans. With respect to the application of the plans to non-employee directors, our entire board of directors acts as the committee. The plans permit us to grant incentive stock options, non-qualified stock options and restricted stock to certain eligible employees and non-employee directors, as determined by the committee. Up to                     and                      shares of our common stock (subject to adjustment to reflect certain transactions and events specified in the plan) may be issued under the 2000 plan and 2001 plan, respectively. If any award expires, terminates or is canceled for any reason without having been exercised in full, the number of shares underlying such unexercised award will again become available for awards under the plan. The plan provides the committee with authority and flexibility to determine the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.

      We expect that all shares of common stock currently available for awards under the 2000 and 2001 plans will be transferred to the 2004 Stock Incentive Plan described below. The 2000 and 2001 plans will continue in full force and effect, subject to their respective terms.

     2004 Stock Incentive Plan

      Subject to stockholder approval, we intend to adopt the MarketAxess Holdings Inc. 2004 Stock Incentive Plan to enable us to offer certain of our key employees, consultants and non-employee directors equity-based awards in our company. A committee appointed by our board of directors, which will consist of at least two non-employee directors, will administer the plan and select the individuals eligible to participate in the plan. With respect to the application of the plan to non-employee directors, our entire board of directors will act as the committee. The plan permits us to grant stock options, stock appreciation rights, restricted stock, performance shares, performance units and other stock-based awards (including, without limitation, restricted stock units) to certain key employees and non-employee directors, as determined by the committee in its sole

discretion. Up to                      shares of our common stock, plus the shares of common stock transferred to the plan from the 2001 and 2000 plans (as described above), may be issued under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). If any award expires, terminates or is canceled for any reason without having been exercised in full, the number of shares underlying such unexercised award will again become available for awards under the plan. The plan provides the committee with authority and flexibility to determine the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.

2004 Annual Performance Incentive Plan

      Subject to stockholder approval, we intend to adopt the MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan for certain of our designated key employees to provide bonus awards to such individuals as incentive to contribute to our profitability. The compensation committee or such other committee appointed by the board of directors will administer the plan, and this committee will select the key executives eligible to participate in the plan each year. Under the plan, participants are eligible to receive individual bonus awards that may be expressed, at the committee’s discretion, as a fixed dollar amount, a percentage of base pay, or an amount determined pursuant to a formula. Individual bonus awards are contingent upon the attainment of certain pre-established performance targets established by the committee. The performance goals include, without limitation, (a) the attainment of certain target levels of, or a specified increase in, earnings per share, enterprise value or value creation targets; (b) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits; or (c) the attainment of certain target levels of, or a specified increase in, operational cash flow, net sales, revenues, net income or earnings before income tax or other exclusions. The individual awards will be paid in cash and/or stock after the end of the performance period in which they are earned, as determined by the committee. Notwithstanding the attainment of performance goals, the committee has discretion to reduce or increase an award, except that the committee does not have discretion to reduce an award for a performance period in which a “change in control” takes place.

      The committee has discretion under the plan to adopt a long-term award program and award a participant a long-term incentive award that would be payable to the participant if the participant remains employed for a specific period of time after the award is allocated, as determined by the committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Preferred Stock Financing Rounds

Series A Preferred Stock

      On April 19, 2000, we entered into a Series A and Series A-1 Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which each of J.P. Morgan Ventures Corporation (a subsidiary of J.P. Morgan & Co. Incorporated), Chase Manhattan Capital LLC (a subsidiary of The Chase Manhattan Corporation), and Bear Market Axess Corp., (a subsidiary of The Bear Stearns Companies Inc.), purchased 424,000 shares of Series A convertible preferred stock and 183,595 shares of Series A-1 non-voting convertible preferred stock at a price of $13.1667 per share, for aggregate proceeds of $24.0 million. J.P. Morgan Ventures Corporation also acquired                      shares of non-voting common stock at a purchase price of $           per share in consideration for services provided by J.P. Morgan Ventures Corporation in connection with our formation. We also issued a warrant to purchase an aggregate of                      shares of our common stock to J.P. Morgan Ventures Corporation, Chase Manhattan Capital LLC and Bear Market Axess Corp., which shares are to be allocated to the holders over time based on relative commissions payable to us for the holders’ use of our electronic trading platform. On June 22, 2000, after the consummation of the Series C preferred stock financing, J.P. Morgan Ventures Corporation, Chase Manhattan Capital LLC and Bear Market Axess Corp. converted all of their shares of Series A-1 preferred stock into shares of Series A preferred stock. On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation to form J.P. Morgan Chase & Co. On September 4, 2001, J.P. Morgan Ventures Corporation transferred their shares of non-voting common stock and Series A preferred stock to LabMorgan Corporation, a subsidiary of J.P. Morgan Chase & Co. and an affiliate of J.P. Morgan Ventures Corporation.

Series C Preferred Stock

      On June 20, 2000, we entered into a Series C Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Deutsche Bank Sharps Pixley Inc., a subsidiary of Deutsche Bank A.G., purchased 607,595 shares of Series C convertible preferred stock at a price of $17.28125 per share, for aggregate proceeds of $10.5 million. At the same time, we increased the size of the above-described warrant to purchase an aggregate of                      shares of our common stock to                      shares and Deutsche Bank Sharps Pixley Inc. also became a party to the warrant. On June 25, 2001, Deutsche Bank Sharps Pixley, Inc. transferred their shares of Series C preferred stock to DB Capital, Inc., a subsidiary of Deutsche Bank A.G. and an affiliate of Deutsche Bank Sharps Pixley, Inc.

Series D Preferred Stock

      On August 20, 2000, we entered into a Series D Convertible Preferred Stock Purchase Agreement pursuant to which each of ABN Amro Bank N.V. and UBS (USA) Inc. purchased 100,000 shares of Series D convertible preferred stock at a price of $25.00 per share, for aggregate proceeds of $5.0 million.

     Series E Preferred Stock

      On September 11, 2000, we entered into a Series E Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which each of Credit Suisse First Boston Next Fund, Inc. (a subsidiary of Credit Suisse Group) and LB I Group Inc. (a subsidiary of Lehman Brothers Holdings Inc.) purchased 607,595 shares of Series E convertible preferred stock at a price of $20.9844 per share, for aggregate proceeds of $25.5 million. Credit Suisse First Boston Next Fund, Inc. and LB I Group Inc. also became a party to the warrant to purchase an aggregate of                      shares of our common stock described above.

     Series G Preferred Stock

      On February 7, 2001, we entered into a Series G Convertible Preferred Stock Purchase Agreement pursuant to which Banc of America Technology Investments, Inc., a subsidiary of Bank of America

Corporation, purchased 100,000 shares of Series G convertible preferred stock at a price of $35.00 per share, for aggregate proceeds of $3.5 million.

     Series H Preferred Stock

      On July 2, 2001, we entered into a Series H Convertible Preferred Stock Purchase Agreement pursuant to which BNP Paribas purchased 65,000 shares of Series H convertible preferred stock at a price of $45.00 per share, for aggregate proceeds of $2.9 million. In addition, BNP Paribas may receive up to an additional                      shares of our common stock upon conversion of the shares of Series H preferred stock, upon the satisfaction of certain conditions.

     Series I Preferred Stock

      On April 4, 2002, we entered into a Series I Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Banc of America Technology Investments, Inc. purchased 300,000 shares of Series I convertible preferred stock at a price of $28.00 per share, for aggregate proceeds of $8.4 million. Banc of America Technology Investments, Inc. also became a party to the warrant to purchase an aggregate of                      shares of our common stock described above.

Acquisition of Trading Edge

      On March 23, 2001, we completed our acquisition of Trading Edge pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of January 29, 2001, among us, MXS Merger Sub, Inc., our wholly owned subsidiary, Trading Edge, and the stockholders of Trading Edge. The preferred stockholders of Trading Edge received an aggregate of 1,126,219 shares of our Series F convertible preferred stock and the common stockholders (including optionholders who exercised options to purchase shares of common stock) received an aggregate of                      shares of our common stock in the merger. Simultaneously with the closing of the merger, the stockholders of Trading Edge deposited 25% of the shares of our capital stock received by them in the merger into an escrow account to secure their indemnification obligations under the Agreement and Plan of Merger. We made no indemnification claims against the former Trading Edge stockholders and all of these shares were released from escrow in October 2002.

2002 Restructuring

      On February 28, 2002, we entered into a Contribution and Assignment Agreement with our wholly owned subsidiary, Trading Edge. Pursuant to the Contribution and Assignment Agreement, we transferred to Trading Edge substantially all of our businesses, properties and other assets related to the organization, development and operation of our electronic trading platform and Trading Edge agreed to assume all of the obligations and liabilities relating to those assets. At the same time, we changed our name from Market Axess Inc. to MarketAxess Holdings Inc. and Trading Edge changed its name to MarketAxess Corporation. MarketAxess Holdings Inc. withdrew its registration as a broker-dealer with the NASD, instead operating through the broker-dealer registration held by MarketAxess Corporation.

Agreements with Broker-Dealer Clients

      We have entered into separate agreements with each of our broker-dealer clients. These agreements govern each broker-dealer’s access to, and activity on, our electronic trading platform. The term of the agreements is generally two or three years, with automatic annual renewal thereafter unless notice to terminate is given by a party at least thirty days prior to automatic renewal. Under each agreement, the broker-dealer is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. The broker-dealer agrees to supply us, on a non-exclusive basis, with one or more of the following: indicative prices and quantities of a minimum number of fixed-income instruments for our inventory pages; new issue descriptions and content; and credit research reports. These agreements also govern use of and access to our electronic trading platform. We may only provide the pricing, research and other content provided by a broker-dealer to those of our institutional investor clients approved by the broker-dealer to receive such content.

Additionally, users must be approved by a broker-dealer before being able to engage in transactions on our platform. These agreements also provide for the fees and expenses to be paid by the broker-dealers for their use of our electronic trading platform.

Relationships With Certain of Our Broker-Dealer Clients

      Certain of our broker-dealer clients and their affiliates are stockholders of MarketAxess and/or underwriters of this offering. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

      Banc of America Securities LLC is one of our broker-dealer clients. Stephen J. Gallagher, one of our directors, is a Managing Director of Banc of America Securities LLC. In addition, Banc of America Securities LLC is one of the underwriters of this offering and one or more of its affiliates is one of our significant stockholders and is a selling stockholder in this offering.

      Bear, Stearns & Co. Inc. is one of our broker-dealer clients. Ronald M. Hersch, one of our directors, is a Senior Managing Director and Director of Futures and Fixed Income eCommerce for Bear, Stearns & Co. Inc. In addition, Bear, Stearns & Co. Inc. is one of the underwriters of this offering and one or more of its affiliates is one of our significant stockholders and is a selling stockholder in this offering.

      Credit Suisse First Boston LLC is one of our broker-dealer clients. Sudip Thakor, one of our directors, is a Managing Director of Credit Suisse First Boston LLC. In addition, Credit Suisse First Boston LLC is one of the underwriters of this offering and several of its affiliates are among our significant stockholders and are selling stockholders in this offering.

      Deutsche Bank Securities Inc. is one of our broker-dealer clients. Stephen L. Murphy, one of our directors, is the Global Head of Investment Grade Trading for Deutsche Bank, an affiliate of Deutsche Bank Securities Inc. In addition, an affiliate of Deutsche Bank Securities Inc. is one of our significant stockholders and is a selling stockholder in this offering.

      J.P. Morgan Securities Inc. is one of our broker-dealer clients. John Steinhardt, one of our directors, is Head of North American Credit Markets for J.P. Morgan Chase & Co., an affiliate of J.P. Morgan Securities Inc. In addition, J.P. Morgan Securities Inc. is one of the underwriters of this offering and several of its affiliates are among our significant stockholders and are selling stockholders in this offering.

      Lehman Brothers Inc. is one of our broker-dealer clients. William Cronin, one of our directors, is a Managing Director and Chief Administrative Officer for High-Grade Credit for Lehman Brothers Inc. In addition, Lehman Brothers Inc. or one or more of its affiliates is one of our significant stockholders and is a selling stockholder in this offering.

      Certain entities affiliated with our broker-dealer clients are also institutional investor clients of ours.

Loans to Mr. McVey

      We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of                      shares of our common stock to Mr. McVey at a purchase price of $          per share. We loaned an aggregate of approximately $                    to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bear interest at an average rate of           % per annum. As of December 31, 2003, the aggregate amount owed to us by Mr. McVey was $               , which was the largest amount outstanding under these loans during 2003. The principal and accrued interest on each of these promissory notes is due and payable as follows: (1) 20% of the principal and accrued interest is due on the sixth anniversary of the issuance date; (2) an equal amount is due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance is due on the eleventh anniversary of the issuance date. Mr. McVey may prepay all or any part of any note at any time without paying a premium or penalty. Promissory notes representing 80% of the aggregate purchase price are non-recourse and promissory notes representing 20% of the aggregate purchase price are full recourse. As

security for his obligations under the promissory notes, Mr. McVey has pledged the                      shares of our common stock acquired by him under the restricted stock purchase agreements described above.

      Each of these loans was made prior to the passage of the Sarbanes-Oxley Act of 2002. Because of the prohibitions against certain loans under Section 402 the Sarbanes-Oxley Act of 2002, we will not modify any of these outstanding loans, nor will we enter into new related party transactions other than as permitted by applicable law at the time of the transaction.

Registration Rights Agreement

      We have granted registration rights to certain of our stockholders. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of                     , 2004, as adjusted to reflect the sale of the shares of common stock offered hereby by:

•	each person or group of affiliated persons whom we know to beneficially own 5% or more of our common stock;

•	each of our named executive officers and our directors;

•	all of our executive officers and directors as a group; and

•	other persons or entities selling shares of common stock in this offering.

      Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares of our common stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                      shares of common stock outstanding on an as-converted basis as of                     , 2004 and                      shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of                     , 2004 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the		Common Stock to
	Offering			Offering		be Sold if Over-
			Shares Offered			Allotment Option
Holders	Shares	Percent	Hereby	Shares	Percent	is Exercised in Full

5% Stockholders:
Entities affiliated with Banc of America Securities LLC
Entities affiliated with Bear, Stearns & Co. Inc.
Entities affiliated with Credit Suisse First Boston LLC
Entities affiliated with Deutsche Bank
Entities affiliated with J.P. Morgan Chase & Co.
Entities affiliated with Lehman Brothers

Directors and Named Executive Officers:
Richard M. McVey
Iain N. Baillie
James N.B. Rucker
John E. Vande Woude
Michael H. Ziegelbaum
William Cronin
Stephen J. Gallagher
Ronald M. Hersch
Jerome S. Markowitz
Stephen L. Murphy
Nicolas S. Rohatyn
John Steinhardt
Sudip Thakor
All Directors and Executive Officers as a Group (13 persons)

Other Selling Stockholders:

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our common stock, non-voting common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of                      shares of common stock, par value $          per share,                      shares of non-voting common stock, par value $          per share, and                      shares of preferred stock, par value $          per share.

Common Stock

      As of                     , 2004, there were                      shares of our common stock outstanding held of record by            stockholders, without giving effect to the conversion of our convertible preferred stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of holders of preferred stock to elect directors. Holders of common stock, together with the holders of the non-voting common stock, are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of MarketAxess, the holders of our common stock, with the shares of the common stock and the non-voting common stock being considered as a single class for this purpose, will be entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Non-Voting Common Stock

      The non-voting common stock will have the same rights and privileges as, and will rank equally and share proportionately with, and be identical in all respects as to all matters to, the common stock, except that the non-voting common stock will have no voting rights other than those voting rights required by law. Upon the closing of this offering, all of the outstanding shares of non-voting common stock will be beneficially owned by affiliates of broker-dealers participating on our electronic trading platform. A holder of shares of non-voting common stock may only convert shares of non-voting common stock into shares of common stock to the extent that, but only to the extent that, immediately following such conversion, the total number of shares of common stock then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Sections 13(d) and 16 of the Exchange Act, does not exceed 9.99%. The non-voting common stock has standard anti-dilution provisions.

Preferred Stock

      Upon the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of                      shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. For more information, see “— Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Options

      We have an aggregate of                      shares of our common stock reserved for issuance, upon exercise of stock options, under our 2000 Stock Incentive Plan, 2001 Stock Incentive Plan and 2004 Stock Incentive Plan. We also have                      shares of common stock reserved for issuance upon exercise of a stock option granted to Mr. McVey, as part of his compensation package. As of                     , 2004, there were outstanding options to purchase a total of                      shares of common stock, including the option granted to Mr. McVey, of which options to purchase approximately                      shares of common stock will be exercisable upon the closing of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements. For more information, see “Shares Eligible for Future Sale.”

Warrants

      We have an aggregate of                      shares of our common stock reserved for issuance upon exercise of a warrant held by six of the broker-dealers participating on our electronic trading platform. This warrant is exercisable for a purchase price of $          per share or on a net exercise (or cashless) basis and expires on November 30, 2008. The warrant has standard anti-dilution provisions.

      We have an additional                      shares of our common stock reserved for issuance upon exercise of certain other warrants with a weighted average exercise price of $          per share.

Registration Rights

      Pursuant to the terms of a registration rights agreement, beginning six months after the closing of this offering, the holders of                      shares of common stock and non-voting common stock will be entitled to demand registration rights with respect to the registration of their shares under the Securities Act. We are not required to effect more than two registrations pursuant to these demand registration rights. In addition, these holders will be entitled to unlimited piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations. Further, at any time we are eligible to file a registration statement on Form S-3 or any similar “short form” registration statement, these holders may require us to file up to three registration statements under the Securities Act on Form S-3 with respect to their shares of common stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Generally, we are required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any shares of common stock held by security holders with registration rights would result in shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration.

Limitations on Liability and Indemnification of Officers and Directors

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them.

Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

      As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

      We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

      We intend to enter into separate indemnification agreements with each of our directors that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified directors.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

      In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

      Board of Directors Vacancies. Our amended and restated certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days prior to the annual meeting of stockholders nor later than the later of:

•	60 days prior to the annual meeting of stockholders; and

•	the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

      Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of MarketAxess by means of a proxy contest, tender offer, merger or otherwise.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Nasdaq Stock Market Quotation

      We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                               .

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon the closing of this offering, we will have outstanding an aggregate of                               shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining                               shares of common stock held by existing stockholders are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act, which rules are summarized below. The following table illustrates the shares eligible for sale in the public market:

Number
of Shares	Date

After the date of this prospectus, freely tradeable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up.
180 days from the date of this prospectus, the lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k).
After 180 days from the date of this prospectus, restricted securities that are held for less than one year are not yet saleable under Rule 144.

Lock-up Agreements

      All of our directors and officers, and certain of our stockholders, have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers can be made sooner with the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., in the case of certain transfers to affiliates or if made as a bona fide gift, provided that any transferee or donee agrees to be bound by the 180-day transfer restriction.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately                      shares immediately after this offering, and (ii) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, “144(k)” shares may be sold immediately upon the closing of this offering.

Registration Rights

      After this offering, the holders of                    shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see “Description of Capital Stock — Registration Rights.” After such registration, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

Stock Plans

      As soon as practicable after this offering, we intend to file a registration statement under the Securities Act covering                      shares of common stock reserved for issuance under our Amended and Restated 2000 Stock Incentive Plan, our Amended and Restated 2001 Stock Incentive Plan and our 2004 Stock Incentive Plan and the shares reserved for issuance upon exercise of certain outstanding non-plan options. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

      As of                     , 2004, options to purchase                      shares of our common stock were issued and outstanding, of which                     are exercisable within 60 days of                     , 2004. Upon exercise, the shares underlying these options will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

      As of                     , 2004, warrants to purchase                      shares of our common stock were issued and outstanding, of which                     are exercisable within 60 days of                     , 2004. Upon exercise, the shares underlying these warrants will be eligible for sale in the public market from time to time, subject to Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by “non-U.S. holders” who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

      As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is a non-U.S. person. A non-U.S. person means a person that is for U.S. federal income tax purposes:

      (i) A non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

      (ii) A foreign corporation; or

      (iii) A foreign estate or trust.

      Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event we do pay dividends, we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent an Internal Revenue Service (IRS) Form W-8BEN (certifying its entitlement to benefits under a treaty), or (ii) the non-U.S. holder provides to us or such agent an IRS Form W-8ECI (certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax, but fails to provide the necessary Form W-8, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be) and such non-U.S. holder held more than 5 percent of our stock at some time during this period. If the first exception applies, the non-U.S.

holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Federal Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

      Information reporting and backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) will apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as joint book-running managers, are acting as representatives, the following respective number of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
UBS Securities LLC
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      Certain of our selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                      additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other brokers or dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker-dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-	Over-	Over-	Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

      The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., except (1) issuances of common stock pursuant to the conversion of convertible securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus and (3) issuances of common stock pursuant to the exercise of such options.

      Our officers and directors, certain of our current and former employees and the selling stockholders have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, without, in each case, the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. The restrictions described in this paragraph do not apply to purchases of our common stock in the open market or transfers to a family member or trust, provided the transferee agrees to be bound in writing by these restrictions prior to the transfer and the transfer does not involve a disposition for value.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

      All of the underwriters other than Thomas Weisel Partners LLC are affiliates of some of our broker-dealer clients and most of the underwriters are affiliates of some of our institutional investor clients. In addition, affiliates of all of the underwriters are some of our stockholders who, upon the closing of this offering, will beneficially own, in the aggregate, approximately           % of our outstanding common stock and approximately           % of our non-voting common stock. These stockholders are selling shares of our common stock in this offering. In addition, four members of our board of directors are employed by the underwriters or affiliates of the underwriters. Furthermore, from time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

      Certain underwriters are deemed to have a conflict of interest with us under Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. This offering therefore is being conducted in accordance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Thomas Weisel Partners LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Thomas Weisel Partners LLC.

      There has been no public market for our common stock prior to this offering. We and the underwriters, including the “qualified independent underwriter,” will negotiate the initial public offering price. Factors that will be considered include:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

      We and the underwriters, including the “qualified independent underwriter,” will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option so that there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares of our common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      The financial statements for MarketAxess Holdings Inc. as of December 31, 2001 and December 31, 2002 and for the period from April 11, 2000 (date of inception) through December 31, 2000, and for the years ended December 31, 2001 and December 31, 2002, have been included in this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, please refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit.

      You may read and copy all or any portion of the registration statement or any other document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission’s website at http://www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.

INDEX TO MARKETAXESS HOLDINGS INC. FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:
Report of Independent Auditors	F-2
Consolidated Statement of Financial Condition — as of December 31, 2001 and 2002	F-3
Consolidated Statement of Operations — for the period April 11, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002	F-4

Consolidated Statement of Changes in Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income — for the period April 11, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002
F-5
Consolidated Statement of Cash Flows — for the period April 11, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002	F-6

Notes to Consolidated Financial Statements — as of December 31, 2001 and December 31, 2002 and for the period April 11, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002
F-7

Unaudited Consolidated Financial Statements:
Unaudited Consolidated Statement of Financial Condition — as of September 30, 2003	F-24
Unaudited Consolidated Statement of Operations — for the nine months ended September 30, 2002 and 2003	F-25
Unaudited Consolidated Statement of Changes in Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income — for the nine months ended September 30, 2003	F-26
Unaudited Consolidated Statement of Cash Flows — for the nine months ended September 30, 2002 and 2003	F-27
Notes to Unaudited Consolidated Financial Statements — as of September 30, 2003, and for the nine months ended September 30, 2002 and 2003	F-28

Report of Independent Auditors

To the Board of Directors and Stockholders of

MarketAxess Holdings Inc.:

      In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in convertible preferred stock, stockholders’ deficit and accumulated other comprehensive income and cash flows present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and December 31, 2002, and the results of their operations and their cash flows for the period April 11, 2000 (date of inception) through December 31, 2000, and for the years ended December 31, 2001 and December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

New York, NY

March 7, 2003

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	As of December 31,

	2001	2002

ASSETS
Cash and cash equivalents	$11,905,075	$12,217,005
Short-term investments, at market value	25,294,698	11,588,595
Securities provided as collateral	1,317,967	3,055,146
Accounts receivable	1,183,946	3,089,383
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	6,068,473	3,527,212
Software development costs, net of amortization	5,279,100	3,590,676
Prepaid expenses	1,141,097	1,453,874
Deposits with clearing brokers and rental deposits	3,181,644	592,463
Other assets	669,598	322,390

Total assets	$56,041,598	$39,436,744

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Liabilities
Accounts payable, accrued expenses and other liabilities	$10,254,963	$11,264,297

Redeemable convertible preferred stock — 5,136,789 shares authorized, issued and outstanding in 2001 and 5,436,789 authorized, issued and outstanding in 2002
Redeemable convertible preferred stock — Series A, $0.01 par value, 8%, 1,822,785 shares authorized, issued and outstanding in 2001 and 2002	24,000,063	24,000,063
Redeemable convertible preferred stock — Series C, $0.01 par value, 8%, 607,595 shares authorized, issued and outstanding in 2001 and 2002	10,500,000	10,500,000
Redeemable convertible preferred stock — Series D, $0.01 par value, 8%, 200,000 shares authorized, issued and outstanding in 2001 and 2002	5,000,000	5,000,000
Redeemable convertible preferred stock — Series E, $0.01 par value, 8%, 1,215,190 shares authorized, issued and outstanding in 2001 and 2002	25,500,000	25,500,000
Redeemable convertible preferred stock — Series F, $0.01 par value, 8%, 1,126,219 shares authorized, issued and outstanding in 2001 and 2002	45,048,760	45,048,760
Redeemable convertible preferred stock — Series G, $0.01 par value, 8%, 100,000 shares authorized, issued and outstanding in 2001 and 2002	3,500,000	3,500,000
Redeemable convertible preferred stock — Series H, $0.01 par value, 8%, 65,000 shares authorized, issued and outstanding in 2001 and 2002	2,925,000	2,925,000
Redeemable convertible preferred stock — Series I, $0.01 par value, 8%, 300,000 shares authorized, issued and outstanding in 2002	—	8,400,000
Accrued dividends on redeemable convertible preferred stock	12,173,669	23,575,227

Total redeemable convertible preferred stock	128,647,492	148,449,050

Stockholders’ deficit
Convertible preferred stock — Series B, $0.01 par value, 8%, 175,443 shares authorized, issued and outstanding in 2001 and 2002	1,754	1,754
Common stock voting, $0.001 par value, 120,000,000 shares authorized, 7,677,120 shares issued and outstanding in 2001 and 7,535,530 shares issued and outstanding in 2002	7,677	7,536
Common stock non-voting, $0.001 par value, 405,060 shares authorized, issued and outstanding in 2001 and 2002	405	405
Warrants, 15,023,900 authorized, 3,586,400 issued and outstanding in 2001 and 10,398,900 issued and outstanding in 2002	5,888,771	12,219,229
Additional paid-in capital	4,145,828	4,145,828
Unearned compensation	(245,299)	(74,024)
Receivable for common stock subscribed	(1,042,487)	(1,042,487)
Accumulated deficit	(91,672,119)	(135,662,209)
Accumulated other comprehensive income	54,613	127,365

Total stockholders’ deficit	(82,860,857)	(120,276,603)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$56,041,598	$39,436,744

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	April 11, 2000
	(date of inception)	Year Ended December 31,
	through December 31,
	2000	2001	2002

Revenues
Commissions
U.S. high-grade	$46,939	$3,392,155	$13,389,860
European credit	—	46,986	975,147
Other	—	833,407	1,190,468

Total commissions	46,939	4,272,548	15,555,475
Information and user access fees	—	12,593	286,903
License fees	—	—	923,530
Other	1,666,058	2,313,196	1,935,634

Total revenues	1,712,997	6,598,337	18,701,542

Expenses
Employee compensation and benefits	5,862,003	23,533,615	23,097,294
Depreciation and amortization	1,446,408	5,126,809	6,657,898
Technology and communications	2,303,775	5,239,825	3,943,307
Professional and consulting fees	5,005,282	12,903,276	4,698,583
Warrant-related expense	15,000	5,873,771	6,330,458
Marketing and advertising	234,619	1,779,985	2,588,216
Moneyline revenue share	—	407,863	707,547
Restructuring charges	—	8,243,561	(674,415)
General and administrative	3,681,090	6,152,902	3,941,186

Total expenses	18,548,177	69,261,607	51,290,074

Net loss	$(16,835,180)	$(62,663,270)	$(32,588,532)

Per common share data:
Net loss — basic and diluted	$(2.59)	$(7.76)	$(4.46)
Weighted average number of common shares outstanding — basic and diluted	7,490,993	9,312,034	9,870,199

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK,

STOCKHOLDERS’ DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Redeemable				Common
	Convertible		Convertible	Common	Stock		Additional
	Preferred	Accrued	Preferred	Stock	Non-		Paid-In	Unearned
	Stock	Dividends	Stock	Voting	Voting	Warrants	Capital	Compensation

Issuance of Series A redeemable convertible preferred stock	$24,000,063	$—	$—	$—	$—	$—	$—	$—
Issuance of Series B convertible preferred stock	—	—	877	—	—	—	749,123	—
Issuance of Series C redeemable convertible preferred stock	10,500,000	—	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock	5,000,000	—	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock	25,500,000	—	—	—	—	—	—	—
Issuance of common stock voting	—	—	—	5,720	—	—	92,700	—
Issuance of common stock non-voting	—	—	—	—	405	—	—	—
Issuance of warrants	—	—	—	—	—	15,000	—	—
Accrued dividends on redeemable convertible preferred stock	—	2,555,203	—	—	—	—	—	—
Earned compensation	—	—	—	—	—	—	—	17,566
Unearned compensation	—	—	—	—	—	—	—	(98,420)
Other comprehensive income	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2000	$65,000,063	$2,555,203	$877	$5,720	$405	$15,000	$841,823	$(80,854)
Issuance of Series F redeemable convertible preferred stock	45,048,760	—	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock	3,500,000	—	—	—	—	—	—	—
Issuance of common stock voting	—	—	—	1,263	—	—	1,513,263	(230,208)
Issuance of Series H redeemable convertible preferred stock	2,925,000	—	—	—	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	9,618,466	—	—	—	—	—	—
Vesting of Series B convertible preferred stock	—	—	877	—	—	—	749,123	—
Issuance of common stock subscribed	—	—	—	868	—	—	1,041,619	—
Cancellation of employee stock	—	—	—	(174)	—	—	—	—
Additional paid-in capital, warrants	—	—	—	—	—	5,873,771	—	—
Earned compensation	—	—	—	—	—	—	—	65,763
Other comprehensive income	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2001	$116,473,823	$12,173,669	$1,754	$7,677	$405	$5,888,771	$4,145,828	$(245,299)
Redemption of employee stock	—	—	—	(141)	—	—	—	—
Issuance of Series I redeemable convertible preferred stock	8,400,000	—	—	—	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	11,401,558	—	—	—	—	—	—
Additional paid-in capital, warrants	—	—	—	—	—	6,330,458	—	—
Earned compensation	—	—	—	—	—	—	—	171,275
Other comprehensive income	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2002	$124,873,823	$23,575,227	$1,754	$7,536	$405	$12,219,229	$4,145,828	$(74,024)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Receivable		Accumulated
	for Common		Other	Total
	Stock	Accumulated	Comprehensive	Stockholders’
	Subscribed	Deficit	Income	Deficit

Issuance of Series A redeemable convertible preferred stock	$—	$—	$—	$—
Issuance of Series B convertible preferred stock	—	—	—	750,000
Issuance of Series C redeemable convertible preferred stock	—	—	—	—
Issuance of Series D redeemable convertible preferred stock	—	—	—	—
Issuance of Series E redeemable convertible preferred stock	—	—	—	—
Issuance of common stock voting	—	—	—	98,420
Issuance of common stock non-voting	—	—	—	405
Issuance of warrants	—	—	—	15,000
Accrued dividends on redeemable convertible preferred stock	—	(2,555,203)	—	(2,555,203)
Earned compensation	—	—	—	17,566
Unearned compensation	—	—	—	(98,420)
Other comprehensive income	—	—	8,273	8,273
Net loss	—	(16,835,180)	—	(16,835,180)

Balance at December 31, 2000	$—	$(19,390,383)	$8,273	$(18,599,139)
Issuance of Series F redeemable convertible preferred stock	—	—	—	—
Issuance of Series G redeemable convertible preferred stock	—	—	—	—
Issuance of common stock voting	—	—	—	1,284,318
Issuance of Series H redeemable convertible preferred stock	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	(9,618,466)	—	(9,618,466)
Vesting of Series B convertible preferred stock	—	—	—	750,000
Issuance of common stock subscribed	(1,042,488)	—	—	—
Cancellation of employee stock	—	—	—	(174)
Additional paid-in capital, warrants	—	—	—	5,873,771
Earned compensation	—	—	—	65,763
Other comprehensive income	—	—	46,340	46,340
Net loss	—	(62,663,270)	—	(62,663,270)

Balance at December 31, 2001	$(1,042,487)	$(91,672,119)	$54,613	$(82,860,857)
Redemption of employee stock	—	—	—	(141)
Issuance of Series I redeemable convertible preferred stock	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	(11,401,558)	—	(11,401,558)
Additional paid-in capital, warrants	—	—	—	6,330,458
Earned compensation	—	—	—	171,275
Other comprehensive income	—	—	72,752	72,752
Net loss	—	(32,588,532)	—	(32,588,532)

Balance at December 31, 2002	$(1,042,487)	$(135,662,209)	$127,365	$(120,276,603)

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	April 11, 2000
	(date of inception)
	through	Year Ended December 31,
	December 31,
	2000	2001	2002

Cash flows from operating activities:
Net loss	$(16,835,180)	$(62,663,270)	$(32,588,532)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,446,408	5,126,809	6,657,898
Warrant-related expense	15,000	5,873,771	6,330,458
Amortization of earned compensation	15,450	65,763	171,275
Value impairment of furniture, equipment and leasehold improvements	—	2,569,682	804
Value impairment of software development costs	—	2,618,500	—
Other comprehensive income	8,273	46,340	72,752
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(117,981)	(914,512)	(1,905,437)
(Increase) decrease in deposits with clearing brokers and rental deposits	—	(42,003)	2,589,181
(Increase) decrease in prepaid expenses	(474,179)	248,367	(312,777)
(Increase) decrease in other assets	(1,405)	537,360	347,208
Increase (decrease) in accounts payable, accrued expenses and other liabilities	5,822,299	(2,801,886)	1,009,334

Net cash (used in) operating activities	(10,121,315)	(49,335,079)	(17,627,836)

Cash flows from investing activities:
Purchase of short-term investments	—	(26,216,698)	(43,915,941)
Securities provided as collateral	(866,000)	(451,967)	(1,737,179)
Maturity of short-term investments	—	36,451,637	57,622,044
Purchase of furniture, equipment and leasehold improvements	(1,822,234)	(3,161,557)	(1,059,092)
Capitalization of software development costs	(3,135,266)	(2,428,744)	(1,369,925)

Net cash provided by (used in) investing activities	(5,823,500)	4,192,671	9,539,907

Cash flows from financing activities:
Issuance (redemption) of common stock voting	5,720	—	(141)
Issuance of common stock non-voting	405	—	—
Issuance of preferred stock	65,000,063	6,425,000	8,400,000

Net cash provided by financing activities	65,006,188	6,425,000	8,399,859

Cash and cash equivalents
Net increase (decrease) for the period	49,061,373	(38,717,408)	311,930
Beginning of the period	—	49,061,373	11,905,075
Cash acquired from Trading Edge, Inc.	—	1,561,110	—

End of the period	$49,061,373	$11,905,075	$12,217,005

Supplemental cash flow disclosures:
Non-cash activities, see Note 15

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Principal Business Activity

      MarketAxess Holdings Inc. (the “Company”) was incorporated in Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company’s broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Spear Leeds & Kellogg, and UBS.

      On March 23, 2001, the Company acquired Trading Edge, Inc. (“Trading Edge”), a Delaware corporation that operated an anonymous trading platform for U.S. corporate and emerging markets bonds (see Note 3).

      Prior to February 2002, the Company was known as Market Axess Inc. In February 2002, Market Axess Inc. contributed its brokerage operations to Trading Edge. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the assets and liabilities of Market Axess Inc. were transferred at their historical values. After the transfer, Market Axess Inc. changed its name to MarketAxess Holdings Inc. and Trading Edge changed its name to MarketAxess Corporation.

      The Company’s subsidiary, MarketAxess Corporation, is a registered broker-dealer with the U.S. Securities and Exchange Commission (“SEC”) and is a member of the National Association of Securities Dealers, Inc. The Company also has two international subsidiaries: MarketAxess Europe Limited (“MarketAxess Europe”), which is a registered broker-dealer with the Financial Services Authority (“FSA”) in the United Kingdom (“U.K.”), and MarketAxess Leasing Limited (collectively with MarketAxess Europe, the “U.K. Subsidiaries”).

2.     Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries, MarketAxess Corporation, MarketAxess Europe and MarketAxess Leasing Limited. All intercompany transactions and balances have been eliminated.

      Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are included as a cumulative translation adjustment to accumulated other comprehensive income in the Consolidated Statement of Changes in Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

      Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities of three months or less at the time of purchase. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-Term Investments

      Short-term investments consist of U.S. government obligations with maturities of less than one year at the time of purchase and are reported at market value.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Provided as Collateral

      Securities provided as collateral consist of a U.S. government obligation totaling $2,499,088 as of December 31, 2002, and certificates of deposit totaling $1,317,967 and $400,000 as of December 31, 2001 and 2002, respectively, that are used as collateral for stand-by letters of credit. The collateral used for the foreign currency forward contract to hedge the Company’s net investment in MarketAxess Europe consists of a certificate of deposit totaling $261,833 and $156,058 as of December 31, 2001 and 2002, respectively.

Depreciation and Amortization

      Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation.

      During 2001, the Company changed the estimated useful lives of fixed assets from two years to three years. The change in this accounting estimate was effective January 1, 2001 and such change was not material. In addition, effective with the acquisition of Trading Edge, its depreciation and amortization polices were conformed to those of the Company.

      Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

      In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the costs of software tools and licenses used in the development of the Company’s trading platform, as well as certain payroll and consulting costs. The Company amortizes these costs on a straight-line basis over three years.

Deposits with Clearing Brokers and Rental Deposits

      The Company maintains deposits with clearing brokers and landlords in the form of U.S. Treasury bills and cash, respectively. Deposits with clearing brokers were $1,568,006 and $553,767 as of December 31, 2001 and 2002, respectively. Rental deposits totaled $1,613,638 and $38,696 as of December 31, 2001 and 2002, respectively, held by the lessors of office space.

Warrants and Options

      A warrant program was put in place in April 2000, pursuant to which the Company issued a warrant to six of its broker-dealer clients at the time they made an equity investment in the Company. The Company also had a Broker-Dealer Stock Option program during 2001 and 2002. The Company accounts for the warrant and option programs in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Expense is recognized on the measurement date based on the market value of the warrant or option. Market value is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation for Employees

      The Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123. In accordance with APB No. 25, compensation expense is not recognized for stock awards

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting period.

Revenue Recognition

      The Company earns commissions from fixed-income trades executed on its platform by broker-dealer clients. Commissions are recorded on a trade date basis pursuant to standard transaction fee plans. Commissions are generally calculated as a percentage of notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded.

      The Company charges its institutional investor clients trading U.S. high-grade corporate bonds a monthly user access fee for the use of its trading platform. The user access fees are reduced or eliminated if institutional investor clients meet certain minimum quarterly trading volumes.

      The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in the Company, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company’s platform. The license fee is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred, and the remaining amount is amortized over the initial term of the agreement, which is generally three years.

Income Taxes

      In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for the current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Use of Estimates and Presentation

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain prior-period amounts have been reclassified to conform to the current period’s presentation. None of these reclassifications have affected prior period losses or stockholders’ deficit.

Intangible Assets

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. As of December 31, 2001, the goodwill of $322,390 is included in other assets. The Company adopted SFAS No. 142 on January 1, 2002, and tested goodwill and other intangibles for impairment and no such impairment was recorded. At December 31, 2002, the balance of goodwill no longer being amortized included in other assets was $322,390. Had goodwill not been amortized

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

during the year ended December 31, 2001, the Company’s reported net loss would have been reduced by $336,367 to ($62,326,903) and the net loss per common share would have been reduced by $0.03 to $(7.73).

Credit Risk

      The Company, following its acquisition of Trading Edge, operated an anonymous electronic trading platform for broker-dealer and institutional investor clients. The anonymous trading platform has not been active since March 2002. On the anonymous trading platform, the Company executed trades on a riskless principal basis, which were cleared and settled by independent clearing brokers. The Company was exposed to credit risk in the event a counterparty did not fulfill its obligation to complete the transaction. The Company used various procedures to manage its credit exposure, including a review of the credit standing and the establishment of credit limits for each counterparty.

Foreign Currency Forward Contracts

      The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and enters into foreign currency forward contracts to hedge its net investment in the U.K. Subsidiaries. Accordingly, gains and losses on these transactions are deferred and included in other comprehensive income.

Guarantees

      Trading Edge cleared the securities transactions traded over its anonymous platform through clearing brokers on a fully-disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker had the right to charge the Company for losses resulting from a counterparty’s failure to fulfill its contractual obligations.

      As the right to charge the Company’s subsidiaries has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2001 and 2002, the Company had recorded no liabilities with regard to the right.

      In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

      In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

      The Company has provided a guarantee to its U.K. Subsidiaries to provide funding in the form of additional capital to enable them to individually meet obligations to creditors through March 31, 2004 to the extent these subsidiaries cannot meet such obligations themselves. As the maximum obligation under this arrangement is unknown, and as the U.K. Subsidiaries are consolidated into the Company, no separate accrual for such guarantee has been made.

3.     Acquisition of Trading Edge

      On March 23, 2001, the Company acquired Trading Edge. The all-stock transaction was accounted for in accordance with the purchase method of accounting, with consideration for the purchase represented by shares issued by the Company. The Company issued 1,126,219 redeemable convertible Series F preferred shares and 1,070,140 shares of common stock, and assumed warrants to purchase 23,900 shares of its common stock. The total value of the acquisition of Trading Edge was $46,332,926. The excess of the purchase price over the fair value of Trading Edge’s net assets at the date of acquisition was $4,224,134 and was allocated to software in

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the amount of $2,700,000, to intangible assets in the amount of $600,000 and to goodwill in the amount of $924,134, all of which are included in other assets. From the period of acquisition until the adoption of SFAS No. 142, the intangible asset and goodwill were being amortized over three years. In 2001, the Company elected to shut down the Trading Edge convertible bond and municipal bond trading platforms, which reduced the amount allocated to software by $1,566,000 and the amount allocated to goodwill by $535,995. The results of operations of Trading Edge from the date of acquisition through December 31, 2001 are included in the Consolidated Statement of Operations of the Company.

4. Net Capital Requirements

      In 2001, Market Axess Inc. maintained a registration as a U.S. securities broker-dealer. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, Market Axess Inc. was required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2001, Market Axess Inc. had net capital of $10,457,769, which exceeded required net capital of $504,671 by $9,953,098. Market Axess Inc.’s ratio of aggregate indebtedness to net capital as of December 31, 2001 was 0.72 to 1.

      Additionally, the Company’s subsidiary, MarketAxess Corporation (known prior to February 2002 as Trading Edge), maintains a registration as a U.S. securities broker-dealer. A summary of MarketAxess Corporation’s capital requirements is as follows:

	As of December 31,

	2001	2002

	(in thousands)
Net capital	$13,089	$8,003
Required net capital	101	402

Excess amount over required net capital	$12,988	$7,601

Ratio of aggregate indebtedness to net capital	0.12 to 1	0.75 to 1

      Each of Market Axess Inc. and MarketAxess Corporation is exempt from SEC Rule 15c3-3, as neither company holds customer securities or funds on account, as defined.

      MarketAxess Europe is subject to certain financial resource requirements of the FSA. A summary of these financial resources requirements is as follows:

	As of December 31,

	2001	2002

	(in thousands)
Financial resources	$2,603	$3,345
Resource requirement	1,194	702

Excess financial resources	$1,409	$2,643

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

’

5.	Furniture, Equipment and Leasehold Improvements

      Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of December 31,

	2001	2002

	(in thousands)
Computer and related equipment	$5,674	$6,505
Office hardware	2,771	2,840
Furniture and fixtures	944	1,072
Accumulated depreciation	(4,990)	(8,446)

Total furniture and equipment, net	4,399	1,971

Leasehold improvements	2,102	2,133
Accumulated amortization	(433)	(577)

Total leasehold improvements, net	1,669	1,556

Total furniture, equipment and leasehold improvements	$6,068	$3,527

      During 2001, the Company determined that certain fixed assets of $2,569,682 were impaired, consisting primarily of the abandonment of leasehold improvements on properties that were subsequently sublet (see Note 13).

6.	Software Development Costs

      Software development costs, net, are comprised of the following:

	As of December 31,

	2001	2002

	(in thousands)
Software development costs	$8,416	$9,786
Accumulated amortization	(3,137)	(6,195)

Total software development costs, net	$5,279	$3,591

      During 2001, the Company determined that certain software development costs of $2,618,500 were impaired, which included a $1,566,000 purchase price allocation to software from the acquisition of Trading Edge. Of the amount impaired, $786,820 related to termination of the convertible bond trading platform and $1,831,680 related to termination of the municipal bond trading platform.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Income Taxes

      The Company has not provided for income taxes due to its operating losses. The following is a summary of the Company’s gross deferred tax asset, reduced to a net deferred tax asset of zero by a valuation allowance:

	As of December 31,

	2001	2002

	(in thousands)
Deferred tax asset — U.S.	$42,739	$48,086
Deferred tax asset — U.K.	2,244	4,728

Gross deferred tax asset	44,983	52,814

Less: valuation allowance	(44,983)	(52,814)

Net deferred tax asset	$—	$—

      In establishing the valuation allowance, the Company has determined that realization of its gross deferred tax asset in future years cannot be reasonably established, as the Company does not have a history of profitability. The following is a summary of the Company’s net operating loss carryforwards:

	As of December 31,		Expires
			Beginning
	2001	2002	December 31,

	(in thousands)
Net operating loss — U.S.	$93,178	$113,573	2018
Net operating loss — U.K.	7,479	14,066	—

Gross net operating loss	$100,657	$127,639

      The Company’s U.S. net operating loss carryforward at December 31, 2002 will begin to expire in 2018. The Company’s U.K. net operating loss carryforward does not expire. During 2001, MarketAxess Corporation had an “ownership change” within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and other pertinent tax provisions, the utilization of its net operating loss carryforwards existing at the date of the ownership change are subject to significant limitations.

8.	Related Parties

      The Company had the following balances and transactions with related parties that include stockholders, option holders and warrant holders:

	As of December 31,

	2001	2002

	(in thousands)
Cash and cash equivalents	$8,323	$7,119
Accounts receivable	1,132	2,174
Software development costs, net of amortization	3,002	1,118
Accounts payable, accrued expenses and other liabilities	40	266

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	April 11, 2000	Year Ended
	(date of inception)	December 31,
	through December 31,
	2000	2001	2002

	(in thousands)
Commissions	$47	$3,878	$11,967
Other revenue	1,658	1,695	118
Professional and consulting fees	856	6,021	1,450
Moneyline revenue share	—	408	708

      Short-term investments consist of U.S. government obligations on deposit with a related party.

      Other revenue consists of interest earned on the money market funds sponsored by a related party, which are included in cash and cash equivalents. Interest rates are comparable to rates offered to third parties.

      The Company has an agreement with Moneyline Network, Inc. (“Moneyline”) to assist in developing the Company’s U.S. high-grade corporate bond and European trading platforms. In consideration for Moneyline’s contribution of its licensed technology in 2000, the Company issued to Moneyline 175,443 shares of Series B convertible preferred stock with a fair value of $1,500,000. In the event that Moneyline materially breaches the agreement, the Company has the right at any time thereafter, at its option, to purchase the stock then held by Moneyline at a price of $1 per share. The agreement does not have a termination date but may be terminated under certain conditions. Amounts capitalized under the agreement, which are based on the fair value of the shares issued, are amortized over the useful life of the developed software, which is three years.

      In consideration of Moneyline’s provision of services under the agreement, the Company pays Moneyline a variable monthly fee. In addition, Moneyline is entitled to share in a portion of the Company’s quarterly net revenues, as defined in the agreement, resulting from trading on the Company’s U.S. high-grade corporate and European platforms. Moneyline’s share of the revenues of the Company ranges from one to six percent, depending on the amount of the quarterly net revenues earned by the Company. For the period from April 11, 2000 (date of inception) through December 31, 2000, the Company paid $855,500 to Moneyline and for the years ended December 31, 2001 and 2002, the Company paid $3,448,882 and $3,275,347 respectively, to Moneyline.

      The Company has obtained two letters of credit from a related party for $920,366 and $1,400,000 as of December 31, 2002 in relation to the lease of office space for its subsidiaries, which expire on November 13, 2005 and February 28, 2010, respectively.

9.	Preferred Stock

Redeemable Convertible Preferred Stock

      Series A — On April 19, 2000, the Company issued 1,822,785 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at $13.17 per share for total consideration of $24,000,063.

      Series C — On June 20, 2000, the Company issued 607,595 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) at $17.28 per share for total consideration of $10,500,000.

      Series D — On August 22, 2000 and August 30, 2000, the Company issued 100,000 and 100,000 shares, respectively, of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) at $25.00 per share for total consideration of $5,000,000.

      Series E — On September 11, 2000 and September 13, 2000, the Company issued 607,595 and 607,595 shares, respectively, of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) at $20.98 per share for total consideration of $25,500,000.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Series F — On March 23, 2001, the Company issued 1,126,219 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) at $40.00 per share for total consideration of $45,048,760. As defined in the Sixth Amended and Restated Certificate of Incorporation, the Series F Preferred Stock has an original issue price or liquidation preference price of $56.26. The Series F Preferred Stock was issued in connection with the acquisition of Trading Edge.

      Series G — On February 7, 2001, the Company issued 100,000 shares of Series G redeemable convertible preferred stock (“Series G Preferred Stock”) at $35.00 per share for total consideration of $3,500,000.

      Series H — On July 2, 2001, the Company issued 65,000 shares of Series H redeemable convertible preferred stock (“Series H Preferred Stock”) at $45.00 per share for total consideration of $2,925,000. The owner of Series H Preferred Stock may receive up to an additional 130,000 shares of common stock of the Company upon conversion based on the future commissions generated by the owner of Series H Preferred Stock as defined in the Series H stockholder agreement.

      Series I — On April 4, 2002, the Company issued 300,000 shares of Series I redeemable convertible preferred stock (“Series I Preferred Stock”) at $28.00 per share for total consideration of $8,400,000.

      Together, the Series A, C, D, E, F, G, H and I preferred stock are classified as the Senior Preferred Shares. The Senior Preferred Shares are convertible into common stock at the option of the holder on a ten-for-one basis except for Series H, which may have a higher conversion rate as discussed above. The Senior Preferred Shares automatically convert into shares of common stock upon the consummation of the sale of shares of common stock in an initial public offering that results in an aggregate offering price of not less than $35,000,000 and a per share offering price of not less than $5.00 (as adjusted for any stock split, dividend, combination or similar event); or, if less than 2,718,395 Senior Preferred Shares remain outstanding. The Senior Preferred Shares have voting rights equivalent to one vote for each share of common stock into which the Senior Preferred Shares could be converted.

      Dividends accrue on the Senior Preferred Shares at the rate of 8% per annum and are payable only upon the liquidation, dissolution or winding up of the Company or the redemption of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Senior Preferred Shares into common stock. The Company has accrued dividends on the Senior Preferred Shares and has reflected such accrued dividends as an increase to the redemption value of such shares.

      The liquidation preference of the Senior Preferred Shares is equal to the original issue price of the respective class of Senior Preferred Shares plus all cumulative accrued but unpaid dividends.

      The Senior Preferred Shares are redeemable at a redemption price equal to the liquidation preference of the shares. The redemption rights of the Senior Preferred Shares are effective only upon a majority vote of the holders of the Senior Preferred Shares on or after March 31, 2005.

      The combined aggregate amount of redemption requirements, if required, for the Senior Preferred Shares is as follows:

	As of December 31,

Years Ended December 31,	2001	2002

	(in thousands)
2003 through 2004	$—	$—
2005	$128,647	$148,449

Convertible Preferred Stock

      The Series B Shares are convertible into common stock on a ten-for-one basis and only in connection with an initial public offering of the Company’s stock. Dividends on the Series B Shares accrue at the rate of

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8% per annum and are subordinate to dividend payments on the Senior Preferred Shares. The Series B Shares have a liquidation preference equal to the original issue price plus all cumulative accrued but unpaid dividends. The liquidation preference is subordinate to that of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Series B Shares into common stock. As such, the Company has not accrued dividends, as liquidation of the Series B Shares is not presently anticipated.

10.	Stockholders’ Deficit

Common Stock Split

      On June 28, 2001, the Company’s board of directors declared a ten-for-one stock split of shares of common stock and non-voting common stock, effective June 28, 2001. All references in these financial statements to the number of shares of common stock and non-voting common stock of the Company and per-share amounts have been restated for all periods presented to reflect the effect of the common stock split.

Common Stock

      In 2001 and 2002, the Company has 120,000,000 authorized shares of voting common stock and 405,060 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of common stock at any time after the earlier of an initial public offering of the Company’s stock or the written consent of a majority of the holders of the Senior Preferred Shares.

Restricted Common Stock and Common Stock Subscribed

      In 2001 and 2002, the Company has 7,677,120 shares and 7,535,530 shares, respectively, of voting common stock that have been issued to employees. Included in this amount, in 2001, the Company awarded 192,000 shares and 868,740 shares to employees at $.001 and $1.20, respectively, per share. The common stock subscribed was issued in 2001 in exchange for three-year promissory notes (192,000 shares) and eleven-year promissory notes (868,740 shares), which bear interest at the applicable federal rate and are collateralized by the subscribed shares. Compensation expense in relation to the excess of the fair value of such awards over the amount paid will be recorded over the vesting period. The awards vest over a period of either one and one-half or three years and are restricted as to transferability based on the vesting schedule set forth in the award agreement. For certain of the awards, the Company has a right of first refusal to purchase all or part of the shares of common stock that are transferable by the holder upon the vesting of the shares. Upon an initial public offering of the Company’s stock, the right of first refusal is terminated and the shares may be subsequently sold.

Warrants

      Under a warrant program, the Company has reserved for issuance 15,000,000 shares of common stock in connection with a warrant issued to the holders of Series A, C, E and I redeemable convertible preferred stock (the “Warrant Holders”). The Warrant Holders are entitled to purchase shares of common stock from the Company at an exercise price of $.001 through and including November 30, 2008.

      Allocations with respect to the U.S. platform will terminate on February 1, 2003. As of December 31, 2002, allocations for 8,312,500 shares were completed. Allocations with respect to the U.K. platform will terminate on March 1, 2004. As of December 31, 2002, allocations for 2,062,500 shares were completed. As of December 31, 2001 and 2002, no Warrant Holder has exercised its right to purchase shares of common stock.

      In March 2001, when the Company acquired Trading Edge, the Company assumed outstanding warrant agreements with a broker-dealer client. As provided by the terms of the warrants, the broker-dealer client did

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not meet trading requirements during the measurement period, which ended on December 31, 2001 and 2002. No shares were issued pursuant to these warrants.

      In March 2001, the Company also assumed warrants issued by Trading Edge which were converted into warrants exercisable to purchase 23,900 shares of the Company’s common stock.

      The Company’s warrant activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2000	—	$—
Allocated	3,586,400	$0.291

Outstanding at December 31, 2001	3,586,400	$0.291
Allocated	6,812,500	$0.001

Outstanding at December 31, 2002	10,398,900	$0.101

      The following tables summarize information regarding the warrants:

Year Ended December 31, 2001			Year Ended December 31, 2002

	Shares of Common			Shares of Common
	Stock Issuable Upon	Weighted-Average		Stock Issuable Upon	Weighted-Average
	Exercise of	Remaining		Exercise of	Remaining
Exercise	Outstanding	Contractual Life	Exercise	Outstanding	Contractual Life
Price	Warrants	(in years)	Price	Warrants	(in years)

$43.55	23,900	3.6	$43.55	23,900	2.6
$0.001	3,562,500	6.9	$0.001	10,375,000	5.9

Broker-Dealer Stock Options

      During 2001 and 2002, the Company had a broker-dealer option program. The options were allocated to broker-dealer clients on a quarterly basis commencing February 1, 2001 through January 2002, based upon criteria specified in the option program agreement. As of December 31, 2002, there were outstanding 595,221 options at a strike price of $4.20 expiring one year from the issuance date. All options that were allocated in 2001, totaling 863,432, expired during 2002. The options allocated in 2002, totaling 595,221, will expire on January 31, 2003.

Stock Option Plan for Employees

      The Company’s 2000 and 2001 Stock Incentive Plans (the “Plans”) provide for the grant of options or restricted stock as incentives and rewards to encourage employees and officers to participate in the long-term success of the Company. The Plans provide for the granting of up to 11,446,820 shares of the Company’s common stock at the fair value or at a value other than fair value (determined by the board of directors or a committee thereof) on the date the option is granted. The options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire 10 years from the date of grant. For the year ended December 31, 2001 and 2002, all options were granted at fair value and no options had been exercised.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s stock option activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2000	—	—
Granted	6,098,000	$1.09
Cancelled	(267,945)	$0.73

Outstanding at December 31, 2001	5,830,055	$1.11
Granted	5,574,322	$0.90
Cancelled	(1,904,405)	$1.10

Outstanding at December 31, 2002	9,499,972	$0.99

      The following table summarizes information regarding the stock options granted under the Plans outstanding:

As of December 31, 2001				As of December 31, 2002

		Weighted-				Weighted-
		Average				Average
	Number of	Remaining	Number of		Number of	Remaining	Number of
Exercise	Options	Contractual	Options	Exercise	Options	Contractual	Options
Price	Outstanding	Life (in years)	Exercisable	Price	Outstanding	Life (in years)	Exercisable

$0.70	1,089,055	8.8	390,188	$0.70	1,002,520	7.3	741,640
$1.20	3,314,000	9.4	—	$1.20	1,990,130	8.4	981,800
$1.35	1,427,000	9.6	—	$1.35	1,384,500	8.6	454,580
				$0.90	5,122,822	9.6	—

      The Company applies APB No. 25 in accounting for the Plans, and has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company’s Plans been determined based on the fair value at the grant dates for awards under the Plans, consistent with SFAS No. 123, the Company’s net loss for the year would have been increased to the pro forma amount as indicated below:

	Year Ended
	December 31,

	2001	2002

	(in thousands)
Net loss applicable to common stock:
As reported	$62,663	$32,589
Pro forma	$63,110	$32,867

      For the year ended December 31, 2001, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 34.59% to 48.75%, risk-free interest rate ranging from 6.31% to 3.22%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

      For the year ended December 31, 2002, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 43.85% to 49.41%, risk-free interest rate ranging from 1.95% to 4.21%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

Senior Management Equity Liquidity Plan

      During 2002, the Company adopted a Senior Management Equity Liquidity Plan providing for the grant to certain of its senior management employees of a put option on common stock of the Company owned by

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

such individuals. The put rights are exercisable at fair market value provided that the Company (a) shall have had at least two consecutive fiscal quarters of operating income, as defined, greater than zero and (b) shall have recorded average quarterly gross revenue, over at least two consecutive fiscal quarters, of at least $20 million. Currently, the put options are not exercisable, as the Company has not met the aforementioned criteria. In the event the Company meets the criteria, and the put options are exercisable, the common stock will be reclassified for financial reporting purposes into redeemable common stock.

      In no event will the Company make any payments pursuant to the plan if such payments would: (i) result in the Company having less available cash, as defined, than an amount equal to the Company’s (including its subsidiaries’) projected expenses over the subsequent six months or (ii) represent more than 20% of the Company’s available cash, as defined, (a) at such time or (b) as of the end of the preceding calendar quarter. The aggregate number of shares of common stock with respect to which awards may be granted under the plan is capped at 6,000,000 shares of common stock. Generally, no eligible employee, as defined, will be awarded put rights covering more than one-half of the common stock (and options for common stock) held by the employee at the time of the award. At December 31, 2002, no awards issued under this plan were exercisable. Pursuant to the plan, it will terminate upon the consummation of the Company’s initial public offering.

11.     Commitments and Contingencies

      The Company leases office space under non-cancelable lease agreements expiring at various dates through 2011. Occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such leases, net of sublease income, are as follows:

Year Ended December 31,	Minimum Rentals

(in thousands)
2003	$1,753
2004	1,904
2005	1,963
2006	1,416
2007	1,343
Thereafter through 2011	3,494

      The rental expense for the period from April 11, 2000 (date of inception) to December 31, 2000 and for the years ended December 31, 2001 and 2002 was $337,027, $2,541,203 and $2,036,925, respectively.

      Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

      The Company has entered into sublease agreements for three of its properties. The following table summarizes information regarding the sublease provisions:

				Sublease Loss Provision as of:

	Commencement		Sublease	December 31,	December 31,
Location	Date	Termination Date	Rental	2001	2002

Santa Monica, CA	July 1, 2001	October 31, 2004	$25,930	$161,381	$57,016
New York, NY	February 1, 2002	April 30, 2006	70,598
				2,376,546	1,730,618
	May 1, 2006	April 14, 2011	76,606
London, U.K.	May 9, 2002	March 25, 2010	31,477	N/A	N/A

      The Company’s loss on the subleases in Santa Monica, CA and New York, NY was provided for in 2001 as part of a restructuring charge (see Note 13).

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, the Company was contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation and a certificate of deposit as collateral for these standby letters of credit and for the Company’s foreign currency forward contracts. This collateral is included with securities provided as collateral and has a fair value of $2,899,088.

      As of December 31, 2002, the Company entered into a foreign currency forward contract with a related party broker-dealer to buy $859,650 and sell £550,000. The forward hedge will mature on January 2, 2003 and is collateralized by a certificate of deposit for $156,058, which is included with securities provided as collateral. The certificate of deposit is restricted and may not be withdrawn so long as the contract is outstanding. As of December 31, 2002, the Company had reported a loss on the foreign currency forward contracts included in accumulated other comprehensive income and accounts payable, accrued expenses, and other liabilities on the Consolidated Statement of Financial Condition.

      As of December 31, 2001, space leased by MarketAxess Europe required security deposits in the form of letters of credit, which totaled $4,920,366. The Company collateralized these letters of credit with certificates of deposit of $917,967, which are included in securities provided as collateral on the Consolidated Statement of Financial Condition.

      As of December 31, 2001, the Company was contingently obligated for a letter of credit deposited with a landlord for office space. This letter of credit was collateralized with a certificate of deposit for $400,000, which is included in securities provided as collateral on the Consolidated Statement of Financial Condition. Such cash is restricted and may not be withdrawn so long as the letter of credit is outstanding.

12.	Segment Information

      The Company’s operations as an electronic, multi-dealer to client platform for the trading of fixed income securities constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company’s worldwide business activities, the Company believes that results by geographic region are not necessarily meaningful in understanding its business.

13.	Restructuring Charges

      In 2001, the Company decided to restructure its operations. As a result, in accordance with Emerging Issues Task Force (“EITF”) No. 94-03, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring),” the Company incurred a one-time pre-tax restructuring charge of $8,243,561, which related to losses incurred on facilities that were subleased, employee severance costs and the termination of municipal bond trading. A summary of the restructuring charge is:

Year Ended
December 31, 2001

(in thousands)
Losses on the subleasing of excess office space	$2,538
Write-off of leasehold improvements and furniture and fixtures relating to office space subleasing	2,570
Severance	768
Termination of the municipal bond trading platform	1,832
Value impairment of goodwill	536

$8,244

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended December 31, 2002, a portion of restructuring charges recorded in 2001 in the amount of $674,415 was determined not to be required.

14.	Earnings per Share

      SFAS No. 128, “Earnings per Share” requires the presentation of basic and diluted earnings per share (“EPS”) in the Statement of Operations. Basic EPS is computed by dividing the net loss applicable to common stock by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed using the same method as basic EPS, but, in the denominator, shares of common stock outstanding reflect the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

      Basic and diluted earnings per share were as follows:

	April 11, 2000
	(date of inception)	Year Ended December 31,
	through
	December 31, 2000	2001	2002

	(in thousands, except per share data)
Basic and diluted loss per share
Net loss	$(16,835)	$(62,663)	$(32,589)
Less: preferred stock dividends	(2,555)	(9,618)	(11,402)

Net loss applicable to common stock	$(19,390)	$(72,281)	$(43,991)
Weighted average basic shares outstanding	7,491	9,312	9,870

Net loss per share	$(2.59)	$(7.76)	$(4.46)

      The number of potentially dilutive shares that are not included in the calculation above, as they are anti-dilutive, is 51,046,000 and 60,064,000 for the years ended December 31, 2001 and 2002, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Supplemental Cash Flow Disclosure of Non-Cash Transactions

      The following is a description of non-cash activity:

	April 11, 2000
	(date of
	inception)	Year Ended December 31,
	through
	December 31, 2000	2001	2002

	(in thousands)
Series B convertible preferred stock issued in exchange for software	$750	$750	$—
Accrued and undeclared dividends on redeemable convertible preferred stock	2,555	9,618	11,402
Purchase of Trading Edge, Inc.
Assets acquired
Short-term investments	—	35,535	—
Accounts receivable	—	151	—
Furniture, fixtures and leasehold improvements	—	5,859	—
Software development	—	1,428	—
Deposits with clearing brokers and rental deposits	—	3,140	—
Prepaid expenses	—	915	—
Goodwill	—	4,224	—
Liabilities assumed
Accounts payable	—	6,481	—
Stockholders’ equity issued in connection therewith
Redeemable preferred stock — Series F	—	45,049	—
Common stock voting	—	1	—
Additional paid-in capital	—	1,283	—
Warrant issuance	15	5,874	6,330
Common stock issuance to employees
Common stock	5	1	—
Common stock subscribed	—	1,042	—
Additional paid-in capital	—	64	—

16.	Savings and Retirement Plans

      The Company, through its subsidiary, MarketAxess Corporation, offers its U.S. employees the opportunity to invest in a defined contribution 401(k) plan (the “401(k) Plan”). The 401(k) Plan is available to all full-time employees of the Company. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2001 and 2002, although it has discretion to do so in the future.

17.	Business Interruption

      The Company was affected by the September 11, 2001 terrorist acts and has received a non-recurring settlement and a New York State disaster recovery grant totaling $1,193,141. Such amount is included in the Company’s 2002 Statement of Operations in other revenues.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Business Operations

      The Company funded its operating losses since inception through the sale of redeemable convertible preferred stock and commissions. Management has evaluated the Company’s ability to meet future operating expenses and cash needs to ensure that the Company’s business operations can continue without interruption. Notwithstanding such plans, there may exist a possibility that cash flows in future periods may not be sufficient. In the event the Company is unable to meet its future operating expenses or cash needs, the Company has considered various alternatives, such as reducing operating expenses or evaluating other sources of financing.

19.	Customer Concentration

      During the year ended December 31, 2002, three of the Company’s broker-dealer clients each accounted for 11% of total revenues. During the year ended December 31, 2001, one of the Company’s broker-dealer clients accounted for 13% of total revenues.

20.	Other Comprehensive Income

      Other comprehensive income is composed of currency translation adjustments. The cumulative currency translation adjustments reflect gains on foreign currency translation from operations for which the functional currency is other than the U.S. dollar and is reflected as a component of stockholders’ deficit on the Consolidated Statement of Financial Condition.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (Unaudited)

As of
September 30, 2003

ASSETS
Cash and cash equivalents	$11,721,688
Short-term investments, at market value	17,067,884
Securities provided as collateral	3,193,778
Accounts receivable	9,619,505
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	3,158,433
Software development costs, net of amortization	2,677,656
Prepaid expenses	1,069,733
Deposits with clearing brokers and rental deposits	344,412
Other assets	322,390

Total assets	$49,175,479

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT

Liabilities
Accounts payable, accrued expenses and other liabilities	$14,055,866

Redeemable convertible preferred stock — 5,436,789 shares authorized, issued and outstanding
Redeemable convertible preferred stock — Series A, $0.01 par value, 8%, 1,822,785 shares authorized, issued and outstanding	24,000,063
Redeemable convertible preferred stock — Series C, $0.01 par value, 8%, 607,595 shares authorized, issued and outstanding	10,500,000
Redeemable convertible preferred stock — Series D, $0.01 par value, 8%, 200,000 shares authorized, issued and outstanding	5,000,000
Redeemable convertible preferred stock — Series E, $0.01 par value, 8%, 1,215,190 shares authorized, issued and outstanding	25,500,000
Redeemable convertible preferred stock — Series F, $0.01 par value, 8%, 1,126,219 shares authorized, issued and outstanding	45,048,760
Redeemable convertible preferred stock — Series G, $0.01 par value, 8%, 100,000 shares authorized, issued and outstanding	3,500,000
Redeemable convertible preferred stock — Series H, $0.01 par value, 8%, 65,000 shares authorized, issued and outstanding	2,925,000
Redeemable convertible preferred stock — Series I, $0.01 par value, 8%, 300,000 shares authorized, issued and outstanding	8,400,000
Accrued dividends on redeemable convertible preferred stock	32,232,409

Total redeemable convertible preferred stock	157,106,232

Stockholders’ deficit
Convertible preferred stock — Series B, $0.01 par value, 8%, 175,443 shares authorized, issued and outstanding	1,754
Common stock voting, $0.001 par value, 120,000,000 shares authorized, 7,586,220 shares issued and outstanding	7,587
Common stock non-voting, $0.001 par value, 405,060 shares authorized, issued and outstanding	405
Warrants, 15,023,900 authorized, 13,648,900 issued and outstanding	14,429,271
Additional paid-in capital	4,216,773
Unearned compensation	(31,976)
Receivable for common stock subscribed	(1,042,487)
Accumulated deficit	(139,577,474)
Accumulated other comprehensive income	9,528

Total stockholders’ deficit	(121,986,619)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$49,175,479

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

	Nine Months Ended
	September 30,

	2002	2003

Revenues
Commissions
U.S. high-grade	$8,798,081	$28,918,337
European credit	545,309	4,588,066
Other	811,734	3,603,548

Total commissions	10,155,124	37,109,951
Information and user access fees	194,837	782,133
License fees	857,822	3,049,494
Other	912,778	266,602

Total revenues	12,120,561	41,208,180

Expenses
Employee compensation and benefits	15,448,708	18,561,622
Depreciation and amortization	4,992,541	3,637,540
Technology and communications	2,857,807	3,455,010
Professional and consulting fees	3,383,906	3,046,592
Warrant-related expense	4,644,833	2,210,042
Marketing and advertising	1,953,192	1,665,151
Moneyline revenue share	440,048	1,297,686
Restructuring charges	(567,788)	—
General and administrative	3,086,875	2,592,620

Total expenses	36,240,122	36,466,263

Net income (loss)	$(24,119,561)	$4,741,917

Per common share data:
Net loss — basic and diluted	$(3.30)	$(0.40)
Weighted average number of common shares outstanding — basic and diluted	9,882,717	9,858,432

      The basic and diluted net loss per common share includes the effects of dividends accrued on our redeemable convertible preferred stock.

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED STOCK,

STOCKHOLDERS’ DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME (Unaudited)

					Common
	Redeemable		Convertible	Common	Stock		Additional
	Convertible	Accrued	Preferred	Stock	Non-		Paid-In	Unearned
	Preferred Stock	Dividends	Stock	Voting	Voting	Warrants	Capital	Compensation

Balance at December 31, 2002	$124,873,823	$23,575,227	$1,754	$7,536	$405	$12,219,229	$4,145,828	$(74,024)
Issuance of common stock	—	—	—	55	—	—	70,945	—
Redemption of employee stock	—	—	—	(4)	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	8,657,182	—	—	—	—	—	—
Additional paid-in capital, warrants	—	—	—	—	—	2,210,042	—	—
Earned compensation	—	—	—	—	—	—	—	42,048
Other comprehensive loss	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2003	—	—	—	—	—	—	—	—

Balance at September 30, 2003	$124,873,823	$32,232,409	$1,754	$7,587	$405	$14,429,271	$4,216,773	$(31,976)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated
	Receivable for		Other
	Common		Comprehensive	Total
	Stock	Accumulated	Income	Stockholders’
	Subscribed	Deficit	(Loss)	Deficit

Balance at December 31, 2002	$(1,042,487)	$(135,662,209)	$127,365	$(120,276,603)
Issuance of common stock	—	—	—	71,000
Redemption of employee stock	—	—	—	(4)
Accrued dividends on redeemable convertible preferred stock	—	(8,657,182)	—	(8,657,182)
Additional paid-in capital, warrants	—	—	—	2,210,042
Earned compensation	—	—	—	42,048
Other comprehensive loss	—	—	(117,837)	(117,837)
Net income for the nine months ended September 30, 2003	—	4,741,917	—	4,741,917

Balance at September 30, 2003	$(1,042,487)	$(139,577,474)	$9,528	$(121,986,619)

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,

	2002	2003

Cash flows from operating activities
Net income (loss)	$(24,119,561)	$4,741,917
Adjustments to reconcile net loss and gain to net cash used in operating activities Depreciation and amortization	4,992,541	3,637,540
Warrant-related expense	4,644,833	2,210,042
Amortization of earned compensation	151,791	42,048
Value impairment of furniture, equipment and leasehold improvements	805	—
Other comprehensive loss	(2,295)	(117,837)
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(1,055,165)	(6,530,121)
Decrease in deposits with clearing brokers and rental deposits	766,610	248,051
Decrease in prepaid expenses	183,797	384,141
(Increase) in other assets	(264,863)	—
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(3,913,051)	2,791,567

Net cash provided by (used in) operating activities	(18,614,558)	7,407,348

Cash flows from investing activities
Purchase of short-term investments	(30,064,410)	(40,165,806)
Securities provided as collateral	(154,993)	(138,631)
Maturity of short-term investments	35,466,919	34,686,516
Purchase of furniture, equipment and leasehold improvements	(486,456)	(1,147,979)
Capitalization of software development costs	(949,170)	(1,207,761)

Net cash provided by (used in) investing activities	3,811,890	(7,973,661)

Cash flows from financing activities
Issuance of preferred stock	8,400,000	—
(Redemption) of common stock voting	(141)	(4)
Issuance of common stock non-voting	—	71,000

Net cash provided by financing activities	8,399,859	70,996

Cash and cash equivalents
Net decrease for the period	(6,402,809)	(495,317)
Beginning of the period	11,905,075	12,217,005

End of the period	$5,502,266	$11,721,688

Supplemental cash flow disclosures:
Non-cash activities
Accrued and undeclared dividends on preferred stock	$8,484,120	$8,657,182

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED)

1.	Organization and Principal Business Activity

      MarketAxess Holdings Inc. (the “Company”) was incorporated in Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company’s broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Spear Leeds & Kellogg, UBS and Wachovia.

      The Company’s subsidiary, MarketAxess Corporation is a registered broker-dealer with the U.S. Securities and Exchange Commission (“SEC”), and is a member of the National Association of Securities Dealers, Inc. The Company also has international subsidiaries: MarketAxess Europe Limited (“MarketAxess Europe”), which is a registered broker-dealer with the Financial Services Authority (“FSA”) in the United Kingdom (“U.K.”), and MarketAxess Leasing Limited (collectively with MarketAxess Europe, the “U.K. Subsidiaries”).

      In 2003, the Company incorporated a Canadian subsidiary, MarketAxess Canada Limited. This entity has not been funded and is not currently active.

      The interim financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are unaudited; however, in the opinion of the Company, the interim data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

2.	Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries, MarketAxess Corporation, MarketAxess Europe and MarketAxess Leasing Limited. All intercompany transactions and balances have been eliminated.

      Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the reported period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are included in the accumulated other comprehensive income in the Consolidated Statement of Changes in Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

      Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities of three months or less at the time of purchase. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-Term Investments

      Short-term investments consist of U.S. government obligations with maturities of less than one year at the time of purchase and are reported at market value.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

Securities Provided as Collateral

      Securities provided as collateral consist of a U.S. government obligation totaling $2,793,778 and a certificate of deposit totaling $400,000 that are used as collateral for standby letters of credit and for a forward foreign currency exchange contract and are reported at market value.

Depreciation and Amortization

      Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation.

      Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

      In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the costs of software tools and licenses used in the development of the Company’s trading platform, as well as certain payroll and consulting costs. The Company amortizes these costs on a straight-line basis over three years.

Deposits with Clearing Brokers and Rental Deposits

      The Company maintains deposits with clearing brokers and landlords in the form of U.S. Treasury bills and cash, respectively. As of September 30, 2003, deposits with clearing brokers totaled $307,073 and rental deposits held by the lessors of office space totaled $37,339.

Warrants and Options

      A warrant program was put in place in April 2000, pursuant to which the Company issued a warrant to six of its broker-dealer clients at the time they made an equity investment in the Company. The Company also had a Broker-Dealer Stock Option program during 2001 and 2002. The Company accounts for the warrant and option programs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Expense is recognized on the measurement date based on the market value of the warrant or option. Market value is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation for Employees

      The Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123. In accordance with APB No. 25, compensation expense is not recognized for stock awards that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting period.

Revenue Recognition

      The Company earns commissions from fixed-income trades executed on its platform by broker-dealer clients. Commissions are recorded on a trade date basis pursuant to standard transaction fee plans.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

Commissions are generally calculated as a percentage of notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded.

      Prior to August 2003, all broker-dealer clients operated under a standard transaction fee plan for the trading of U.S. high-grade corporate bonds. Under this plan, there is no fixed monthly fee and no cap on the aggregate amount of commissions payable by a broker-dealer client. In August 2003, the Company offered its broker-dealer clients the opportunity to switch from the standard transaction fee plan to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading. These plans have a two-year term, which commenced on either August 1, 2003 or September 1, 2003. The plans differ in their monthly fees, amount of variable fees per trade, and fee caps:

•	Plan 1: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds, which provides the Company with a recurring revenue stream. In exchange for paying the fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in the standard fee plan. There is no cap on the aggregate commissions payable by the broker-dealer client under this plan.

•	Plan 2: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds that is higher than that in Plan 1. In exchange for paying the higher fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in Plan 1, and the commissions payable by the broker-dealer client are capped on a monthly and an annual basis.

      Broker-dealer clients who selected either Plan 1 or Plan 2 for U.S. high-grade corporate bond trading have the opportunity to switch to the other transaction fee plan in the second year. Currently, twelve broker-dealers are operating under Plan 1, two are operating under Plan 2 and four are operating under the standard transaction fee plan.

      The fee cap of Plan 2 sets an upper limit on the potential revenues for U.S. high-grade corporate bond trading from the Company’s broker-dealer clients that select that transaction fee plan.

      On the Company’s European platform, each product traded carries a broker-dealer transaction fee based on a fee schedule tied to the type and the maturity of the bond traded. This fee schedule applies a tiered fee structure, which reduces the fees per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and does not carry a fixed monthly fee or fee cap.

      Distinct fee structures are in effect for transactions in emerging markets and new issues traded on the Company’s platform. Broker-dealer clients pay a transaction fee for emerging markets transactions based on the type and the amount of the security traded. Broker-dealer clients pay a fee for new issue transactions that is based on the allocation amount and a percentage of the selling concession paid by the issuer to the Company’s broker-dealer client.

      The Company charges certain of its clients an information services fee and a monthly user access fee for the use of its trading platform. The fees charged to institutional investors are reduced or eliminated if institutional investor clients meet certain minimum quarterly trading volumes.

      The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in the Company, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company’s platform. The license fee is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred, and the remaining amount is amortized over the initial term of the agreement, which is generally three years.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

Income Taxes

      In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for the current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Use of Estimates and Presentation

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangible Assets

      SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on January 1, 2002. As of September 30, 2003, the balance of goodwill no longer being amortized included in other assets was $322,390.

Credit Risk

      The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and enters into foreign currency forward contracts to hedge its net investment in the U.K. Subsidiaries. Accordingly, gains and losses on these hedges are deferred and included in other comprehensive income.

Guarantees

      In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

      The Company has provided a guarantee to its U.K. Subsidiaries to provide funding in the form of additional capital to enable them to individually meet obligations to creditors through March 31, 2004 to the extent these subsidiaries cannot meet such obligations themselves. As the maximum obligation under this arrangement is unknown, and as the U.K. Subsidiaries are consolidated into the Company, no separate accrual for such guarantee has been made.

3.	Net Capital Requirements

      The Company’s subsidiary, MarketAxess Corporation, maintains a registration as a U.S. securities broker-dealer. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of September 30, 2003, MarketAxess Corporation had net capital of $10,313,513, which exceeded the required net capital of $522,820 by $9,790,693. MarketAxess Corporation’s ratio of aggregate indebtedness to net capital was 0.76 to 1.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      MarketAxess Corporation is exempt from SEC Rule 15c3-3 as it does not hold customer securities or funds on account, as defined.

      MarketAxess Europe is subject to certain financial resource requirements of the FSA. As of September 30, 2003, MarketAxess Europe had financial resources, as defined by the FSA, of $2,799,459, which exceeded the required financial resources requirement of $842,330 by $1,957,129.

4.	Furniture, Equipment and Leasehold Improvements

      Furniture, equipment and leasehold improvements, net, are comprised of the following:

As of
September 30,
2003

(in thousands)
Computer and related equipment	$7,540
Office hardware	2,886
Furniture and fixtures	1,081
Accumulated depreciation	(9,772)

Total furniture and equipment, net	1,735

Leasehold improvements	2,162
Accumulated amortization	(739)

Total leasehold improvements, net	1,423

Total furniture, equipment and leasehold improvements, net	$3,158

5.	Software Development Costs

      Software development costs, net, are comprised of the following:

As of
September 30,
2003

(in thousands)
Software development costs	$10,993
Accumulated amortization	(8,315)

Total software development costs, net	$2,678

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

6.     Income Taxes

      The Company has not provided for income taxes due to its operating losses. The following is a summary of the Company’s gross deferred tax asset, reduced to a net deferred tax asset of zero by a valuation allowance:

As of
September 30, 2003

(in thousands)
Deferred tax asset — U.S.	$44,532
Deferred tax asset — U.K.	4,850

Gross deferred tax asset	49,382

Less: valuation allowance	(49,382)

Net deferred tax asset	$—

      In establishing the valuation allowance, the Company has determined that realization of its gross deferred tax asset in future years cannot be reasonably established, as the Company does not have a history of profitability. The following is a summary of the Company’s net operating loss carryforwards:

	As of	Expires Beginning
	September 30, 2003	December 31,

	(in thousands)
Net operating loss — U.S.	$105,201	2018
Net operating loss — U.K.	14,266	—

Gross net operating loss	$119,467

      The Company’s U.S. net operating loss carryforward at September 30, 2003 will begin to expire in 2018. The Company’s U.K. net operating loss carryforward does not expire. During 2001, MarketAxess Corporation had an “ownership change” within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and other pertinent tax provisions, the utilization of its net operating loss carryforwards existing at the date of the ownership change are subject to significant limitations. In addition, the utilization of our loss carryforwards may be subject to further annual limitations as a result of ownership changes in prior years.

7.     Related Parties

      The Company had the following balances and transactions with related parties that include stockholders and warrant holders:

As of
September 30, 2003

(in thousands)
Cash and cash equivalents	$6,568
Accounts receivable	5,219
Software development costs, net of amortization	374
Accounts payable, accrued expenses and other liabilities	486

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

	Nine Months Ended
	September 30,

	2002	2003

	(in thousands)
Commissions	$7,611	$23,498
Information and user access fees	—	138
Other revenue	68	45
Professional and consulting fees	742	944
Moneyline revenue share	440	1,297

      Short-term investments consist of U.S. government obligations on deposit with a related party.

      Other revenue consists of interest earned on the money market funds sponsored by a related party, which are included in cash and cash equivalents. Interest rates are comparable to rates offered to third parties.

      The Company has an agreement with Moneyline Network, Inc. (“Moneyline”) to assist in developing the Company’s U.S. high-grade corporate bond and European trading platforms. In consideration for Moneyline’s contribution of its licensed technology in 2000, the Company issued to Moneyline 175,443 shares of Series B convertible preferred stock with a fair value of $1,500,000. In the event that Moneyline materially breaches the agreement, the Company has the right at any time thereafter, at its option, to purchase the stock then held by Moneyline at a price of $1 per share. The agreement does not have a termination date but may be terminated under certain conditions. Amounts capitalized under the agreement, which are based on the fair value of the shares issued, are amortized over the useful life of the developed software, which is three years.

      In consideration of Moneyline’s provision of services under the agreement, the Company pays Moneyline a variable monthly fee. In addition, Moneyline is entitled to share in a portion of the Company’s quarterly net revenues, as defined in the agreement, resulting from trading on the Company’s U.S. high-grade corporate and European platforms. Moneyline’s share of the revenues of the Company ranges from one to six percent, depending on the amount of the quarterly net revenues earned by the Company. For the nine months ended September 30, 2002 and 2003, the Company paid $2,261,959 and $2,602,758 to Moneyline, respectively.

      The Company has obtained two letters of credit from a related party for $905,676 and $1,400,000 as of September 30, 2003 in relation to the lease of office space for its subsidiaries, which expire on November 13, 2005 and February 28, 2010, respectively.

8.     Preferred Stock

     Redeemable Convertible Preferred Stock

      Series A — On April 19, 2000, the Company issued 1,822,785 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at $13.17 per share for total consideration of $24,000,063.

      Series C — On June 20, 2000, the Company issued 607,595 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) at $17.28 per share for total consideration of $10,500,000.

      Series D — On August 22, 2000 and August 30, 2000, the Company issued 100,000 and 100,000 shares, respectively, of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) at $25.00 per share for total consideration of $5,000,000.

      Series E — On September 11, 2000 and September 13, 2000, the Company issued 607,595 and 607,595 shares, respectively, of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) at $20.98 per share for total consideration of $25,500,000.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      Series F — On March 23, 2001, the Company issued 1,126,219 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) at $40.00 per share for total consideration of $45,048,760. As defined in the Sixth Amended and Restated Certificate of Incorporation, the Series F preferred stock has an original issue price or liquidation preference price of $56.26. The Series F preferred stock was issued in connection with the acquisition of Trading Edge.

      Series G — On February 7, 2001, the Company issued 100,000 shares of Series G redeemable convertible preferred stock (“Series G Preferred Stock”) at $35.00 per share for total consideration of $3,500,000.

      Series H — On July 2, 2001, the Company issued 65,000 shares of Series H redeemable convertible preferred stock (“Series H Preferred Stock”) at $45.00 per share for total consideration of $2,925,000. The owner of Series H Preferred Stock may receive up to an additional 130,000 shares of common stock of the Company upon conversion based on the future commissions generated by the owner of Series H Preferred Stock as defined in the Series H stockholder agreement.

      Series I — On April 4, 2002, the Company issued 300,000 shares of Series I redeemable convertible preferred stock (“Series I Preferred Stock”) at $28.00 per share for total consideration of $8,400,000.

      Together, the Series A, C, D, E, F, G, H and I preferred stock are classified as the Senior Preferred Shares. The Senior Preferred Shares are convertible into common stock at the option of the holder on a ten-for-one basis except for Series H, which may have a higher conversion rate as discussed above. The Senior Preferred Shares automatically convert into shares of common stock upon the consummation of the sale of shares of common stock in an initial public offering that results in an aggregate offering price of not less than $35,000,000 and a per share offering price of not less than $5.00 (as adjusted for any stock split, dividend, combination or similar event); or, if less than 2,718,395 Senior Preferred Shares remain outstanding. The Senior Preferred Shares have voting rights equivalent to one vote for each share of common stock into which the Senior Preferred Shares could be converted.

      Dividends accrue on the Senior Preferred Shares at the rate of 8% per annum and are payable only upon the liquidation, dissolution or winding up of the Company or the redemption of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Senior Preferred Shares into common stock. The Company has accrued dividends on the Senior Preferred Shares and has reflected such accrued dividends as an increase to the redemption value of such shares.

      The liquidation preference of the Senior Preferred Shares is equal to the original issue price of the respective class of Senior Preferred Shares plus all cumulative accrued but unpaid dividends.

      The Senior Preferred Shares are redeemable at a redemption price equal to the liquidation preference of the shares. The redemption rights of the Senior Preferred Shares are effective only upon a majority vote of the holders of the Senior Preferred Shares on or after March 31, 2005.

      The combined aggregate amount of redemption requirements, if required, for the Senior Preferred Shares, is as follows:

As of September 30,

2003

(in thousands)
Year ended December 31,
2003 through 2004	$—
2005	157,106

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

     Convertible Preferred Stock

      The Series B Shares are convertible into common stock on a ten-for-one basis and only in connection with an initial public offering of the Company’s stock. Dividends on the Series B Shares accrue at the rate of 8% per annum and are subordinate to dividend payments on the Senior Preferred Shares. The Series B Shares have a liquidation preference equal to the original issue price plus all cumulative accrued but unpaid dividends. The liquidation preference is subordinate to that of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Series B Shares into common stock. As such, the Company has not accrued dividends, as liquidation of the Series B Shares is not presently anticipated.

9.     Stockholders’ Deficit

     Common Stock

      The Company has 120,000,000 authorized shares of voting common stock and 405,060 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of common stock at any time after the earlier of an initial public offering of the Company’s stock or the written consent of a majority of the holders of the Senior Preferred Shares.

     Restricted Common Stock and Common Stock Subscribed

      The Company has 7,586,220 shares of voting common stock that have been issued to employees. Included in this amount, in 2001, the Company awarded 192,000 shares and 868,740 shares to employees at $.001 and $1.20, respectively, per share. The common stock subscribed was issued in 2001 in exchange for three-year promissory notes (192,000 shares) and eleven-year promissory notes (868,740 shares), which bear interest at the federal funds rate and are collateralized by the subscribed shares. Compensation expense in relation to the excess of the fair value of such awards over the amount paid will be recorded over the vesting period. The awards vest over a period of either one and one-half or three years and are restricted as to transferability based on the vesting schedule set forth in the award agreement. For certain of the awards, the Company has a right of first refusal to purchase all or part of the shares of common stock that are transferable by the holder upon the vesting of the shares. Upon an initial public offering of the Company’s stock, the right of first refusal is terminated and the shares may be subsequently sold.

     Warrants

      Under a warrant program, the Company has reserved for issuance 15,000,000 shares of common stock in connection with a warrant issued to the holders of Series A, C, E and I redeemable convertible preferred stock (the “Warrant Holders”). The Warrant Holders are entitled to purchase shares of common stock from the Company at an exercise price of $.001 through and including November 30, 2008.

      Allocations with respect to the U.S. platform terminated on February 1, 2003. As of January 31, 2003, allocations for 9,500,000 shares were completed. Allocations with respect to the U.K. platform will terminate on March 1, 2004. As of September 30, 2003, allocations for 4,125,000 shares were completed. As of September 30, 2002 and 2003, no Warrant Holder has exercised its right to purchase shares of common stock.

      In March 2001, when the Company acquired Trading Edge, the Company assumed outstanding warrant agreements with a broker-dealer client. As provided by the terms of the warrants, the broker-dealer client did not meet trading requirements during the measurement period, which ended on September 30, 2003. No shares were issued pursuant to these warrants.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      In March 2001, the Company also assumed warrants issued by Trading Edge which were converted into warrants exercisable to purchase 23,900 shares of the Company’s common stock.

      The Company’s warrant activity is summarized as follows:

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding at December 31, 2002	10,398,900	$0.101
Allocated	3,250,000	$0.001

Outstanding at September 30, 2003	13,648,900	$0.077

      The following tables summarize information regarding the warrants:

Nine Months Ended September 30, 2002			Nine Months Ended September 30, 2003

	Shares of			Shares of
	Common Stock	Weighted-		Common Stock	Weighted-
	Issuable Upon	Average		Issuable Upon	Average
	Exercise of	Remaining		Exercise of	Remaining
Exercise	Outstanding	Contractual Life	Exercise	Outstanding	Contractual Life
Price	Warrants	(in years)	Price	Warrants	(in years)

$43.55	23,900	2.9	$43.55	23,900	1.9
$0.001	8,500,000	6.2	$0.001	13,625,000	5.2

     Broker-Dealer Stock Options

      During 2001 and 2002, the Company had a broker-dealer option program. The options were allocated to broker-dealer clients on a quarterly basis commencing February 1, 2001 through January 2002, based upon criteria specified in the option program agreement. All options that were granted in 2001, totaling 863,432, expired during 2002. The options granted in 2002, totaling 595,221, expired on January 31, 2003.

Stock Option Plan for Employees

      The Company’s 2000 and 2001 Stock Incentive Plans (the “Plans”) provide for the grant of options or restricted stock as incentives and rewards to encourage employees and officers to participate in the long-term success of the Company. The Plans provide for the granting of up to 11,446,820 shares of the Company’s common stock at the fair value on the date the option is granted. The options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire 10 years from the date of grant. For the nine-month period ended September 30, 2003, options to purchase 4,110,500 shares of common stock were granted. All of such options were granted at fair value and 55,000 options were exercised.

      In February 2003, the board of directors authorized the grant of 3,000,000 options with an exercise price of $0.90 to a senior officer. Of this amount, 333,333 options were granted out of the 2001 Stock Incentive Plan. The remaining amount was authorized by the board of directors outside of the Plans. The vesting of this grant is over a 35-month period.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      The Company’s stock option activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2002	9,499,972	$0.99
Granted	4,110,500	$0.90
Cancelled	(1,406,150)	$1.25
Exercised	(55,000)	$1.29

Outstanding at September 30, 2003	12,149,322	$0.92

      The following tables summarize information regarding the stock options granted under the Plans outstanding:

As of September 30, 2002				As of September 30, 2003

		Weighted-				Weighted-
		Average				Average
	Number of	Remaining	Number of		Number of	Remaining	Number of
Exercise	Options	Contractual	Options	Exercise	Options	Contractual	Options
Price	Outstanding	Life in Years	Exercisable	Price	Outstanding	Life in Years	Exercisable

$0.70	1,045,000	7.6	695,340	$0.70	955,000	6.8	908,930
$1.20	2,021,000	8.6	—	$1.20	1,896,500	7.7	1,375,940
$1.35	1,384,500	8.9	—	$1.35	284,500	8.0	165,130
$0.90	2,795,822	9.5	—	$0.90	9,013,322	9.2	—

      The Company applies APB No. 25 in accounting for the Plans, and has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Company’s Plans been determined based on the fair value at the grant dates for awards under the Plans, consistent with SFAS No. 123, the Company’s net loss and income would have been increased and decreased, respectively, to the pro forma amounts as indicated below:

	Nine Months Ended
	September 30,

	2002	2003

	(in thousands)
Net income (loss) applicable to common stock:
As reported	$(24,120)	$4,742
Pro forma	$(24,345)	$4,458

      For the nine month period ended September 30, 2002, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 43.77% to 49.41%, risk-free interest rate ranging from 1.97% to 4.21%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

      For the nine month period ended September 30, 2003, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 42.77% to 45.17%, risk-free interest rate ranging from 1.57% to 2.10%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

Senior Management Equity Liquidity Plan

      During 2002, the Company adopted a Senior Management Equity Liquidity Plan providing for the grant to certain of its senior management employees of a put option on common stock of the Company owned by

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

such individuals. The put rights are exercisable at fair market value provided that the Company (a) shall have had at least two consecutive fiscal quarters of operating income, as defined, greater than zero and (b) shall have recorded average quarterly gross revenue, over at least two consecutive fiscal quarters, of at least $20 million. Currently, the put options are not exercisable, as the Company has not met the aforementioned criteria. In the event the Company meets the criteria, and the put options are exercisable, the common stock will be reclassified for financial reporting purposes into redeemable common stock.

      In no event will the Company make any payments pursuant to the plan if such payments would: (i) result in the Company having less available cash, as defined, than an amount equal to the Company’s (including its subsidiaries’) projected expenses over the subsequent six months or (ii) represent more than 20% of the Company’s available cash, as defined, (a) at such time or (b) as of the end of the preceding calendar quarter. The aggregate number of shares of common stock with respect to which awards may be granted under the plan is capped at 6,000,000 shares of common stock. Generally, no eligible employee, as defined, will be awarded put rights covering more than one-half of the common stock (and options for common stock) held by the employee at the time of the award. At September 30, 2003, no awards issued under this plan and no put options were exercisable. Pursuant to the plan, it will terminate upon the consummation of the Company’s initial public offering.

10.	Commitments and Contingencies

      The Company leases office space under non-cancelable lease agreements expiring at various dates through 2011. Occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such leases, net of sublease income, are as follows:

Period Ended December 31,	Minimum Rentals

(in thousands)
2003	$1,753
2004	1,904
2005	1,963
2006	1,416
2007	1,343
Thereafter through 2011	3,494

      The rental expense for the nine months ended September 30, 2002 and 2003 was $1,291,381 and $1,717,427, respectively.

      Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease and sublease income.

      The Company has entered into sublease agreements for four of its properties. The following table summarizes information regarding the sublease provisions:

				Sublease Loss Provision as of:

	Commencement		Sublease	September 30,	September 30,
Location	Date	Termination Date	Rental	2002	2003

Santa Monica, CA	July 1, 2001	October 31, 2004	$25,930	$64,795	$33,679
New York, NY	February 1, 2002	April 30, 2006	70,598
	May 1, 2006	April 14, 2011	76,606	1,935,877	1,512,574
Washington, DC	March 19, 2003	July 11, 2004	18,725	N/A	36,550
London, U.K.	May 9, 2002	March 25, 2010	31,477	—	—

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      As of September 30, 2003, the Company was contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation and a certificate of deposit as collateral for these standby letters of credit and for the Company’s foreign exchange forward contracts. This collateral is included with securities provided as collateral and has a fair value of $3,193,778.

      The Company has entered into foreign currency forward contracts with a related party dealer to hedge its investment in MarketAxess Europe and its long-term receivable from MarketAxess Leasing. An analysis of the foreign currency forward contracts is as follows:

•	A foreign currency forward contract was used to hedge the Company’s investment in MarketAxess Europe to buy $3,161,200 and sell £2,000,000 due December 16, 2003.

•	A foreign currency forward contract was used to hedge the long-term receivable from MarketAxess Leasing to buy $687,561 and sell £435,000 due December 16, 2003.

      The foreign currency forward contracts are collateralized with a U.S. government obligation that is restricted and may not be withdrawn so long as the contract is outstanding. As of September 30, 2003, the Company had reported a loss on foreign currency forward contracts, included in other comprehensive loss, of $117,837, which includes an unrealized loss of $44,747, included in accumulated other comprehensive income and accounts payable, accrued expenses, and other liabilities on the Consolidated Statement of Financial Condition.

11.	Segment Information

      The Company’s operations as an electronic, multi-dealer to client platform for the trading of fixed income securities constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company’s worldwide business activities, the Company believes that results by geographic region are not necessarily meaningful in understanding its business.

12.	Earnings per Share

      SFAS No. 128, “Earnings per Share” requires the presentation of basic and diluted earnings per share (“EPS”) in the Statement of Operations. Basic EPS is computed by dividing the net loss or income applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS is computed using the same method as basic EPS, but, in the denominator, common shares outstanding reflect the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

MARKETAXESS HOLDINGS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED) — (Continued)

      Basic and diluted earnings per share were as follows:

	Nine Months Ended
	September 30,

	2002	2003

	(in thousands,
	except per share data)
Basic and diluted net loss per share
Net income (loss)	$(24,120)	$4,742
Less: preferred stock dividends	(8,484)	(8,657)

Net loss applicable to common stock	(32,604)	(3,915)
Weighted average basic shares outstanding	9,883	9,858

Net loss per share	$(3.30)	$(0.40)

      The number of potentially dilutive shares that are not included in the calculation above, as they are anti-dilutive, is 68,824,222 and 78,148,939 for the nine months ended September 30, 2002 and 2003, respectively.

13.	Savings and Retirement Plans

      The Company, through its subsidiary, MarketAxess Corporation, offers its U.S. employees the opportunity to invest in a defined contribution 401(k) plan (the “401(k) Plan”). The 401(k) Plan is available to all full-time employees of the Company. The Company made no contributions to the 401(k) Plan for the nine month periods ended September 30, 2002 and 2003, although it has discretion to do so in the future.

14.	Customer Concentration

      During the nine months ended September 30, 2002, three of the Company’s broker-dealer clients each accounted for 11% of total revenues.

15.	Other Comprehensive Income

      Other comprehensive income is composed of the cumulative currency translation adjustments. The cumulative currency translation adjustments reflect gains or losses on foreign currency translation from operations for which the functional currency is a currency other than the U.S. dollar and is reflected as a component of stockholders’ deficit on the Consolidated Statement of Financial Condition. The following table presents the currency translation adjustment balances for the periods presented:

Nine Months Ended
September 30, 2002

(in thousands)
Balance at December 31, 2001	$54
Net change	(2)

Balance at September 30, 2002	$52

Nine Months Ended
September 30, 2003

(in thousands)
Balance at December 31, 2002	$127
Net change	(118)

Balance at September 30, 2003	$9

                             Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Co-Managers

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

UBS Investment Bank

Thomas Weisel Partners LLC

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to
be Paid

SEC registration fee	$19,005
NASD filing fee	15,500
Nasdaq National Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      The registrant’s Certificate of Incorporation in effect as of the date hereof and the registrant’s Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the “Certificate”) provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has obtained liability insurance for its officers and directors.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in the Certificate. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

      The following does not reflect a                      reverse stock split to be effected prior to the offering.

      In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

1. On February 7, 2001, the registrant sold 100,000 shares of Series G convertible preferred stock to Banc of America Technology Investments, Inc. for a purchase price of $35.00 per share for total proceeds of $3,500,000.

2. On March 23, 2001, the registrant issued an aggregate of 1,126,219 shares of Series F convertible preferred stock and 1,070,140 shares of common stock to former stockholders of Trading Edge in connection with the acquisition of Trading Edge by the registrant. The registrant also assumed warrants to purchase an aggregate of 23,900 shares of common stock previously issued by Trading Edge.

3. On April 4, 2001, the registrant sold an aggregate of 192,000 shares of restricted common stock to two employees for a purchase price of $1.20 per share for total proceeds of $230,400 of which 38,400 shares vested immediately, 76,800 shares vested on March 23, 2002 and 76,800 shares vested on March 23, 2003, as part of such employees’ respective compensation packages.

4. On June 11, 2001, the registrant sold 410,230 shares of common stock to Richard M. McVey for a purchase price of $1.20 per share for total proceeds of $492,276, as part of Mr. McVey’s compensation package.

5. On July 1, 2001, the registrant sold 458,510 shares of restricted common stock to Richard M. McVey for a purchase price of $1.20 per share for total proceeds of $550,092, of which 24,130 shares vested on July 1, 2001, 24,130 shares vested on the first day of each month after July 2001 and before January 2003 and the remaining 24,170 shares vested on January 1, 2003, as part of Mr. McVey’s compensation package.

6. On July 6, 2001, the registrant sold 65,000 shares of Series H convertible preferred stock to BNP Paribas for a purchase price of $45.00 per share for total proceeds of $2,925,000.

7. Between April 30, 2001 and January 31, 2001, the registrant issued options to purchase an aggregate of shares of common stock at an exercise price of $ per share to broker-dealers participating on its electronic trading platform in connection with their use of such platform. All of these options have expired unexercised.

8. On April 4, 2002, the registrant sold 300,000 shares of Series I convertible preferred stock to Banc of America Technology Investments, Inc. for a purchase price of $28.00 per share for total proceeds of $8,400,000. In connection therewith, Banc of America Technology Investments, Inc. became a party to an Amended and Restated Warrant to purchase 15,000,000 shares of common stock at an exercise price of $0.001 per share. Such Warrant was originally issued in April 2000 and amended in June 2000 and September 2000. The right to purchase shares of common stock pursuant to such Warrant is allocated to the holders thereof based on their commissions paid to the registrant.

9. On March 1, 2002, the registrant issued an aggregate of 10,500 shares of common stock to two former stockholders of Trading Edge in settlement of a dispute with such persons.

10. In January 2003 and May 2003, the registrant issued an aggregate of shares of common stock to two former employees of the registrant upon exercise of vested stock options. The shares were issued at an average price of approximately $ per share for total proceeds of $71,000.

11. As of December 31, 2003, the registrant had outstanding options to purchase shares of our common stock, all of which were granted to employees and non-employee directors of, and consultants to, the registrant in the past three years.

      The sales and issuances of securities in the transactions described in items 1, 2, 6, 7, 8 and 9 above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The sales and issuances of securities listed above in items 3, 4, 5, 10 and 11 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The number of shares and the purchase price of all sales and issuances of shares of common stock prior to June 28, 2001 that are described above have been adjusted to reflect a 10-for-1 stock split of the outstanding shares of common stock on June 28, 2001.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits.

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation
3	.2*	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering
3	.3*	Bylaws
3	.4*	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering
4	.1*	Specimen Common Stock certificate
4	.2*	Sixth Amended and Restated Registration Rights Agreement
4	.3*	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock of the registrant
5	.1*	Opinion of Proskauer Rose LLP
10	.1*	[Reserved]
10	.2(a)	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(b)	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.

Number		Description

10	.2(c)	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(d)	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(e)	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(f)	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(g)	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(h)	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.3*	[Reserved]
10	.4*	[Reserved]
10	.5*	Amended and Restated 2000 Stock Incentive Plan
10	.6*	Amended and Restated 2001 Stock Incentive Plan
10	.7*	2004 Stock Incentive Plan
10	.8*	2004 Annual Performance Incentive Plan
21.1		Subsidiaries of the Registrant
23	.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24.1		Powers of Attorney (See Signature Page)

*	To be filed by amendment.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on this 11th day of February, 2004.

MARKETAXESS HOLDINGS INC.

By:	/s/ RICHARD M. MCVEY

Richard M. McVey
President and Chief Executive Officer

POWER OF ATTORNEY

      We, the undersigned directors and/or officers of MarketAxess Holdings Inc. (the “Company”), hereby severally constitute and appoint Richard M. McVey, Charles R. Hood and James N.B. Rucker and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ RICHARD M. MCVEY Richard M. McVey	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 11, 2004

/s/ JAMES N.B. RUCKER James N.B. Rucker	Head of Finance and Operations (principal financial and accounting officer)	February 11, 2004

/s/ WILLIAM CRONIN William Cronin	Director	February 11, 2004

/s/ STEPHEN J. GALLAGHER Stephen J. Gallagher	Director	February 11, 2004

/s/ RONALD M. HERSCH Ronald M. Hersch	Director	February 11, 2004

Signature	Title(s)	Date

/s/ JEROME S. MARKOWITZ Jerome S. Markowitz	Director	February 11, 2004

/s/ STEPHEN L. MURPHY Stephen L. Murphy	Director	February 11, 2004

/s/ NICOLAS S. ROHATYN Nicolas S. Rohatyn	Director	February 11, 2004

/s/ JOHN STEINHARDT John Steinhardt	Director	February 11, 2004

/s/ SUDIP THAKOR Sudip Thakor	Director	February 11, 2004

INDEX TO EXHIBITS

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation
3	.2*	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering
3	.3*	Bylaws
3	.4*	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering
4	.1*	Specimen Common Stock certificate
4	.2*	Sixth Amended and Restated Registration Rights Agreement
4	.3*	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock of the registrant
5	.1*	Opinion of Proskauer Rose LLP
10	.1*	[Reserved]
10	.2(a)	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(b)	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(c)	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(d)	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(e)	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(f)	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(g)	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(h)	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.3*	[Reserved]
10	.4*	[Reserved]
10	.5*	Amended and Restated 2000 Stock Incentive Plan
10	.6*	Amended and Restated 2001 Stock Incentive Plan
10	.7*	2004 Stock Incentive Plan
10	.8*	2004 Annual Performance Incentive Plan
21.1		Subsidiaries of the Registrant
23	.1*	Consent of Proskauer Rose LLP (included in Exhibit 5.1
23.2		Consent of PricewaterhouseCoopers LLP
24.1		Powers of Attorney (See Signature Page)

*	To be filed by amendment.